As filed with the Securities and Exchange Commission on June 3, 2003

Registration No. 333-102851

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERVIDEO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3300070
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47350 Fremont Boulevard

Fremont, California 94538

(510) 651-0888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steve Ro

Chief Executive Officer

InterVideo, Inc.

47350 Fremont Boulevard

Fremont, California 94538

(510) 651-0888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew W. Sonsini, Esq. Christine S. Wong, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Timothy R. Curry, Esq. Stephen B. Sonne, Esq. Brian Covotta, Esq. O’Melveny & Myers LLP 990 Marsh Road Menlo Park, CA 94025 (650) 473-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Amount(2)	Amount of Registration Fee(3)

Common Stock $0.001 par value	2,645,000	$13.00	$34,385,000	$2,782

(1)	Includes 345,000 shares subject to underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	A registration fee of $4,761 was previously paid in connection with the Registration Statement on Form S-1 (No. 333-76640) filed by the Registrant on January 11, 2002 and withdrawn on January 30, 2003. An additional fee of $423 was paid in connection with the subsequent filing of this registration statement on April 26, 2002 relating to an increase in the aggregate offering amount. Thus, pursuant to Rule 457(p) under the Securities Act, the filing fee of $5,184 previously paid by the Registrant may be applied to the total filing fee of $2,782 for this Registration Statement. As a result, no filing fee is due in connection with this filing.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall then become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange  Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2003

PROSPECTUS

2,300,000 Shares

Common Stock

We are selling 2,300,000 shares of our common stock. This is our initial public offering of shares of our common stock. No public market currently exists for any shares of our common stock. We currently estimate that the initial public offering price of our common stock will be between $11.00 and $13.00 per share.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “IVII,” subject to official notice of issuance.

Our business and an investment in our common stock involve risks. These risks are described under the caption “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 345,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on or about                 , 2003.

SG COWEN         SOUNDVIEW TECHNOLOGY GROUP

                        , 2003

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK

The phrase “A Technology Platform for the Digital Media Cycle” heads the page and the InterVideo logo is located in the bottom right hand corner. An orange arrow curves around the center of the page next to images of a DVR, CD and other CE products. The terms “Capture,” “Edit,” “Burn,” “Distribute” and “Watch” are listed around the arrow. Images of InterVideo’s WinDVD Creator and WinDVD Recorder product boxes are illustrated across the bottom of the page.

Through and including                                 , 2003 (25 days after the date of this prospectus), all dealers selling shares of our common stock, whether or not participating in this offering, may need to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Our Business

We are a leading provider of DVD software. We have developed a technology platform from which we have created a broad suite of integrated multimedia software products. These products span the digital video cycle by allowing users to capture, edit, author, distribute, burn and play digital video. Our multimedia software products bring the functionality of popular consumer electronics, or CE, products such as the DVD player and the digital video recorder, or DVR (also known as a PVR), to personal computers, or PCs. Our software is also used to enhance the functionality of next-generation CE devices.

As of March 31, 2003, we had sold more than 50 million copies of our WinDVD product, a software DVD player for PCs. Although we have historically derived nearly all of our revenue from sales of WinDVD to PC original equipment manufacturers, or OEMs, in the future we expect to derive an increasing percentage of our revenue from sales of other products, including WinCreator, a video editing and DVD authoring and burning application; from sales of InterVideo Home Theater, a media center suite for the viewing and managing of digital media content; from sales of our Linux-based software designed for CE devices and Linux-based PCs; and from our retail and web-based sales channels.

Our software is bundled with products sold by eight of the top ten PC OEMs ranked in terms of sales by IDC. Our PC OEM customers include Dell Products, L.P., Fujitsu Limited, Fujitsu Siemens Computer GmbH, Hewlett-Packard Company (including the former Compaq Computer Corporation), International Business Machines Corporation, or IBM, Sony Corporation and Toshiba Corporation. In addition to PC OEMs, we have recently begun to sell our products to CE manufacturers, such as Sony. We also sell our products to PC peripherals manufacturers worldwide and through leading retailers and our websites.

Market Opportunity

Advances in digital technology, including improvements in storage technology, microprocessor technology and multimedia applications, have enabled the PC to serve as a versatile, feature-rich and reasonably priced digital entertainment platform. The rapid growth in consumer interest in digital multimedia functionality has increased the demand for DVD-ROM and DVD-recordable drives. Gartner Dataquest estimates that the total market for PC DVD-ROM drives, combination DVD-ROM and CD-RW drives as well as DVD-recordable drives will grow from approximately 33 million units in 2001 to approximately 160 million units in 2006, a compound annual growth rate of 37%.

All PC multimedia hardware components require software to operate. As a result, we believe that multimedia software has become a standard PC feature and has also enabled PC OEMs to add value to their products, improve margins and differentiate their products from those of their competitors.

As CE manufacturers migrate from dedicated hardware solutions to a PC architecture in order to reduce the cost and increase the flexibility of their products, we expect the market opportunity for multimedia software to grow in the CE market segment as well. We believe that all of these factors will create market opportunities for a complete multimedia software solution in both the PC and CE market segments.

The InterVideo Solution

Key elements of our solution include the following:

•	A broad, integrated multimedia software solution for the PC. Our broad software suite provides OEMs and consumers with a single solution for a variety of multimedia functions. PCs running our integrated multimedia software can replace several dedicated hardware components such as separate DVD players, DVRs, MP3 players, CD players and digital television set-top boxes. Our products have a common look and feel and allow users to toggle quickly and seamlessly between multimedia functions.

•	Core technology that operates on a variety of platforms. Over 90% of the software code in each of our products is platform independent which allows us to quickly port our existing products to new operating systems or hardware platforms, including CE devices. We have developed versions of our key products for the Linux operating system, the primary operating system used in next-generation CE devices.

•	Layered architecture that we have adapted to new technologies and upgraded to incorporate new features. Our core technology is based on a layered architecture that enables us to respond and adapt to new technologies in an industry characterized by rapid change. Our architecture has allowed us to efficiently add new features and develop new products for consumers and PC OEMs.

Our Strategy

Our goal is to be the leading global provider of advanced digital video and audio multimedia software solutions for PCs, CE devices, PC peripherals, and home networks and other emerging markets. Key elements of our strategy include the following:

•	Increase PC OEM penetration and leverage existing and prospective OEM relationships to promote adoption of new products. We will seek to increase our market share by aggressively pursuing additional OEM relationships. We plan to leverage our strong market position and broad, integrated product suite to encourage our OEM customers to license additional software products.

•	Grow our established retail channel. We intend to increase the sales of our products through retail channels and our websites. Our products are sold in more than 1,000 retail stores, including Best Buy, CompUSA, Fry’s and Microcenter. We are currently in negotiations with several additional national retailers that sell software for PCs.

•	Capitalize on emerging product markets. We have adapted our technology for use in CE devices and have agreements with three CE manufacturers to incorporate our software in their DVR devices. We believe we can adapt our technology for use in a variety of emerging technologies.

•	Extend our technology platform. We intend to continue our technology development efforts to expand our portfolio of intellectual property, enhance the functionality of our multimedia software solutions and offer new solutions to our customers.

•	Maintain and enhance strategic relationships and acquire companies and technologies. We have established strategic relationships with Microsoft and Intel Corporation and intend to pursue additional strategic relationships. We also intend to pursue acquisitions of complementary products, technologies and companies.

Company Information

We incorporated in California in April 1998 and reincorporated in Delaware in May 2002. Our headquarters are located at 47350 Fremont Boulevard, Fremont, CA 94538. Our telephone number is (510) 651-0888. Our website is www.intervideo.com. The information found on our website is not a part of this prospectus.

THE OFFERING

Common stock we are offering	2,300,000 shares

Common stock to be outstanding after this offering	11,897,139 shares

Proposed Nasdaq National Market symbol	IVII

Use of proceeds

For general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. See “Use of Proceeds.”

Except as otherwise indicated, whenever we present the number of shares of our common stock outstanding, we have:

•	based this information on the shares outstanding as of March 31, 2003, excluding:

—	3,192,142 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.24 per share;

—	771,786 shares of common stock available for issuance under our existing stock option plan;

—	an additional 432,960 shares of common stock reserved for issuance under our stock option plan and employee stock purchase plan adopted in connection with this offering;

•	given effect to a 0.44-for-one reverse stock split of our common stock effected in May 2002 and a 1.23-for-one forward stock split of our common stock to be effected prior to the offering;

•	given effect to the automatic conversion of our outstanding preferred stock into common stock upon completion of this offering;

•	assumed no exercise of stock options after March 31, 2003; and

•	assumed no exercise of the underwriters’ over-allotment option.

InterVideo and WinDVD are registered trademarks and WinDVD Creator, WinDVD Recorder, LinDVD, LinDVR, WinDVR, WinProducer, WinDTV and WinRip are trademarks or service marks of InterVideo. This prospectus also contains brand names, trademarks and service marks of companies other than InterVideo, and these brand names, trademarks and service marks are the property of their respective holders.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that these market data and industry forecasts are reliable, we have not independently verified, and make no representation as to the accuracy of, such information. Information provided by Gartner Dataquest represents Gartner Dataquest’s estimates. Information provided by IDC is derived from the IDC Worldwide Quarterly PC Tracker, March 2003, and the IDC Worldwide Digital Set-Top Box and PVR Forecast and Analysis, 2001-2006, December 2002.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. Pro forma net income (loss) per common share reflects the conversion of all outstanding preferred stock into common stock from the beginning of the period presented or at the date of original issuance, if later. The as adjusted balance sheet data reflects our receipt of the estimated net proceeds from the sale of 2,300,000 shares of our common stock in this offering at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discounts and commissions and the estimated expenses of this offering.

In May 2002, we terminated Arthur Andersen LLP as our independent auditors. Subsequently, we engaged KPMG LLP and, as a result of their reaudit, restated our financial statements as of December 31, 2000 and 2001 and for each of the years in the two-year period ended December 31, 2001.

	Year ended December 31,			Three months ended March 31,
	2000(1)	2001	2002	2002	2003
	Restated(2)	Restated(2)		Restated(2)
(in thousands, except per share data)				(unaudited)
Consolidated Statement of Operations Data
Revenue	$15,426	$33,763	$45,494	$11,167	$13,373
Product costs	5,133	16,895	16,850	3,956	5,430
Amortization of software license agreement	—	1,000	29	13	5

Gross profit	10,293	15,868	28,615	7,198	7,938
Operating expenses:
Research and development	6,581	9,035	7,185	2,022	1,714
Sales and marketing	4,916	7,878	8,179	1,759	2,275
General and administrative	2,667	2,990	3,778	896	951
Stock compensation(3)	2,909	1,854	2,469	921	333
Other operating expenses(4)	174	2,408	1,708

Total operating expenses	17,247	24,165	23,319	5,598	5,273

Income (loss) from operations	$(6,954)	$(8,297)	$5,296	$1,600	$2,665

Net income (loss)	$(6,951)	$(8,684)	$7,729	$1,080	$1,608

Net income (loss) per common share, basic	$(4.89)	$(4.61)	$3.15	$0.47	$0.63

Net income (loss) per common share, diluted	$(4.89)	$(4.61)	$0.65	$0.09	$0.13

Pro forma net income per common share, basic (unaudited)			$0.83		$0.17

Pro forma net income per common share, diluted (unaudited)			$0.65		$0.13

	As of March 31, 2003
	Actual	As adjusted
(in thousands)	(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$18,518	$42,536
Working capital	17,741	41,759
Total assets	38,428	62,446
Long-term obligations, net of current portion	—	—
Total stockholders’ equity	24,386	48,404

(1)	Excludes the results of operations of the Audio/Video Products Division of Formosoft International Inc., or AVPD, prior to its acquisition on June 7, 2000. See the financial statements of AVPD included elsewhere in this prospectus.
(2)	See Note 2 of notes to consolidated financial statements.
(3)	Stock compensation is allocated among the operating expense classifications as follows:
	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated(2)	Restated(2)		Restated(2)
(in thousands)				(unaudited)

Research and development	$745	$581	$969	$268	$111
Sales and marketing	1,523	605	761	377	115
General and administrative	641	668	739	276	107

	$2,909	$1,854	$2,469	$921	$333

(4)	See “Selected Consolidated Financial Data” and “Consolidated Financial Statements.”

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses, and we may not sustain profitability on a quarterly or annual basis.

We have incurred losses since our inception and have only achieved profitability in our fiscal year ended December 31, 2002 and the three months ended March 31, 2003. As of March 31, 2003, we had an accumulated deficit of $8.5 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our expenses include research and development and marketing expenses relating to products that will not be introduced and will not generate revenue until later periods, if at all. We may not sustain or increase profitability on a quarterly or annual basis in the future.

Our limited operating history and the rapidly evolving nature of our industry make the forecasting of our future results difficult.

We were incorporated in April 1998 and began selling our products in February 1999. Prior to February 1999, our operations consisted primarily of research and development efforts. As a result of our limited operating history, our historical financial and operating information is of limited value in predicting our future operating results. In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for software-based digital video and audio solutions for incorporation in products in the PC and consumer electronics industries is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us and therefore we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue and are, to a large extent, fixed. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

We expect our operating results to fluctuate on an annual and quarterly basis, which may result in volatility of our stock price.

We expect our operating results to fluctuate on an annual and quarterly basis, which may cause our stock price to be volatile. Important factors, many of which are outside our control, that could cause our operating results to fluctuate include:

•	fluctuations in demand for, and sales of, our products and the PCs and CE devices with which our products are bundled;

•	timely and accurate reporting to us by our OEM customers of units shipped, which determines the timing and level of revenue received from these customers;

•	changes in the timing of orders or the completion of customer contracts with significant OEM customers;

•	competitive factors, including introductions of new products, product enhancements and the introduction of new technologies by our competitors and the entry of new competitors into the digital video and audio software markets;

•	changes in consumer demand for our products due to the marketing of alternative technologies by our OEM customers;

•	declines in selling prices of our products to our OEM customers or other customers;

•	market acceptance of new products developed by us;

•	changes in the relative portion of our revenue represented by our various products and customers;

•	the mix of international and domestic revenue;

•	the costs of litigation and intellectual property claims, including the settlement of claims based upon our violation or alleged violation of others’ intellectual property rights; and

•	economic conditions specific to the PC, consumer electronics and related industries.

Due to these and other factors, quarter-to-quarter comparisons of our operating results may not be meaningful, and you should not rely on our results for any one quarter as an indication of our future performance. In addition, our future operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly.

We expect our product prices to decline, which could harm our operating results.

We expect prices for our products to decline over the next few years. Because of competition from other software providers, competition in the PC industry and diminishing margins experienced by PC OEMs as a result of decreased selling prices and lower unit sales, we have reduced the prices we charge PC OEMs for our WinDVD product. We expect this trend to continue, which will make it more difficult to increase or maintain our revenue and may cause a decline in our gross margins, even if our WinDVD unit sales increase. If unit sale increases do not offset anticipated price declines, our revenue will decline. Accordingly, our future success will depend in part on our ability to introduce and sell new products and upgrades to our existing products, which could increase our revenue and could improve our profit margins.

We have received notices of claims, and may receive additional notices of claims in the future, regarding the alleged infringement of third parties’ intellectual property rights that may result in restrictions or prohibitions on the sale of our products and cause us to pay license fees and damages.

Some third parties hold patents that such parties claim cover various aspects of DVD technology incorporated into our and our customers’ products.    Our digital video and audio products comply with industry standard DVD specifications. Some third parties have claimed that various aspects of DVD technology incorporated into our and our customers’ products infringe upon patents held by them, including the following:

•	MPEG LA. DVD specifications include technology known as “MPEG-2” that governs the process of storing video in digital form. A group of companies, comprised primarily of CE manufacturers, has formed a consortium known as “MPEG LA, LLC” to enforce member companies’ patents covering certain aspects of MPEG-2 technology. MPEG LA, and certain members of the consortium, have notified us that they believe that our products infringe on patents owned by members of the consortium. In March 2002, we entered into a license agreement with MPEG LA pursuant to which we obtained a license, retroactive to our inception, to MPEG LA’s patents necessary to the MPEG-2 standard in exchange for a cash payment and our agreement to make ongoing royalty payments. This license requires that we pay a royalty to MPEG LA on our sales to end users and that we notify the OEMs to whom we sell our products that they are obligated to obtain a license from MPEG LA for any use of our products that comply with the MPEG-2 standard. In addition, MPEG LA, and certain members of the consortium, have notified a number of PC OEMs, including some of our customers, that they believe MPEG LA members’ patents are infringed by those PC OEM products that incorporate MPEG-2 technology. We are aware that a number of PC OEMs, including some of our customers, have settled the MPEG LA claims and entered into license agreements with MPEG LA.

•	DVD 6C. Another group of companies has formed a consortium known as “DVD 6C” to enforce the proprietary rights of holders of patents covering some aspects of DVD technology. DVD 6C has notified us that we may need a license so that our products that incorporate DVD technology do not infringe patents owned by members of the consortium. In addition, DVD 6C or its members may demand that PC OEMs or other companies manufacturing or licensing DVD-related products, including our customers, pay license fees or stop selling products covered by the patents of the member companies.

•	Others. Other third parties, including Nissim Corporation, have notified a number of PC OEMs, including some of our customers, that they believe their patents are infringed by the products of these PC OEMs that incorporate certain DVD-related technology. Nissim and the other third parties making such claims may demand that these PC OEMs pay license fees or stop selling products that are covered by the third party’s patents.

We and our customers may be subject to additional third-party claims that our and our customers’ products violate the intellectual property rights of those parties.    In addition to the claims described above, we may receive notices of claims of infringement of other parties’ proprietary rights. Many companies aggressively use their patent portfolios to bring infringement claims against competitors and other parties. As a result, we may become a party to litigation in the future as a result of an alleged infringement of the intellectual property rights of others, including DVD 6C or Nissim. In addition, we are aware that a consortium of companies, known as “3C,” has been formed for the purpose of asserting the patent rights of its members covering some aspects of DVD technology. 3C may demand that PC OEMs or other companies manufacturing or licensing DVD-related products, including us and our customers, pay license fees and damages for the use of the technology, or be prohibited from selling products, covered by the 3C patents. Similarly, other parties have alleged that aspects of MPEG-2 and other multimedia technologies infringe upon patents held by them. We may be required to pay license fees and damages or be prohibited from selling our products in the future if it is determined that our products infringe on patents owned by these third parties. In addition, other companies may form consortia in the future, similar to MPEG LA, DVD 6C and 3C, to enforce their proprietary rights and these consortia may seek to enforce their patent rights against us and our customers.

We may be required to pay substantial damages and may be restricted or prohibited from selling our products if it is proven that we violate the intellectual property rights of others.    If DVD 6C, 3C, Nissim or another third party proves that our technology infringes its patents, we may be required to pay substantial damages for past infringement and may be required to pay license fees or royalties on future sales of our products. If we are required to pay license fees in the amounts that are currently published by, for example, DVD 6C for past sales to our large PC OEM customers, such fees would exceed the revenue we have received from those PC OEM customers. In addition, if it were proven that we willfully infringed on a third party’s patents, we may be held liable for three times the amount of damages we would otherwise have to pay. In addition, intellectual property litigation may require us to:

•	stop selling, incorporating or using our products that use the infringed intellectual property;

•	obtain a license to make, sell or use the relevant technology from the owner of the infringed intellectual property, which license may not be available on commercially reasonable terms, or at all; and

•	redesign our products so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources.

Furthermore, the defense of infringement claims and lawsuits, regardless of their outcome, would likely be expensive to resolve and could require a significant portion of management’s time. In addition, rather than litigating an infringement matter, we may determine that it is in our best interests to settle the matter. Terms of a settlement may include restrictions or prohibitions on our ability to sell products incorporating the other party’s technology, the payment of damages and our agreement to license technology in exchange for a license fee and ongoing royalties. These fees may be substantial. If we are forced to take any of the actions described above, defend against any claims from third parties or pay any license fees or damages, our business could be harmed.

We may be liable to some of our customers for damages that they incur in connection with intellectual property claims.    Some of our license agreements, including many of the agreements we have entered into with our large PC OEM customers, contain warranties of non-infringement and commitments to indemnify our customers against liability arising from infringement of third-party intellectual property rights. Examples of third-party intellectual property rights include the patents held by Nissim and by members of MPEG LA, DVD 6C and 3C. These commitments may require us to indemnify or pay damages to our customers for all or a portion of any license fees or other damages, including attorneys’ fees, our customers are required to pay, or agree to pay, these or other third parties. We have received notices from some of our customers asserting that we are required to indemnify them under our agreements with them, or providing notice that they have received from third parties infringement claims that are related to our products. These customers include, among others, Micron Electronics and MPC LLC (formerly known as Micron PC LLC), as well as other customers with which we have settled. Although MPEG LA has stated that some of our PC OEM customers, including Dell, Fujitsu Limited, Gateway, Hewlett-Packard, Sony and Toshiba, are currently MPEG LA licensees, not all of our PC OEM customers are MPEG LA licensees. Notwithstanding that we have signed a license agreement with MPEG LA, we may continue to be liable to some of our customers for amounts that those customers pay or have paid to MPEG LA in settlement of claims of infringement brought by MPEG LA against those customers. Even with respect to those PC OEM customers that have become licensees, we may have liability to these customers for prior infringement and future royalty payments. If we are required to pay damages to our customers or indemnify our customers for damages they incur, our business could be harmed. If our customers are required to pay license fees in the amounts that are currently published by some claimants, and we are required to pay damages to our customers or indemnify our customers for such amounts, such payments would exceed our revenue from these customers. Even if a particular claim falls outside of our indemnity or warranty obligations to our customers, our customers may be entitled to additional contractual remedies against us. Furthermore, even if we are not liable to our customers, our customers may attempt to pass on to us the cost of any license fees or damages owed to third parties by reducing the amounts they pay for our products. These price reductions could harm our business.

In April 2002, we agreed to a settlement with Dell concerning certain amounts that Dell alleged we owed to it as a result of Dell’s prior settlements with MPEG LA and Nissim of certain infringement claims brought against Dell by these parties. Without admitting any liability to Dell, we issued shares of preferred stock convertible into 351,780 shares of our common stock to Dell in settlement of all past and future claims that Dell might have against us based upon the alleged infringement of certain patents held by MPEG LA and Nissim. We accounted for the issuance of these shares as a charge to our cost of revenue under product costs for the year ended December 31, 2001 in an amount equal to the fair market value of the shares, or $3.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In June 2002, we agreed to a cash settlement with Gateway concerning certain amounts that Gateway alleged that we owed it as a result of Gateway’s prior settlements with MPEG LA and Nissim of certain infringement claims brought against Gateway by these parties. Without admitting any liability to Gateway, we settled all past and future claims that Gateway might have against us based on the alleged infringement of certain patents held by MPEG LA and Nissim. In May 2003, we agreed in principle to a cash settlement with Hewlett-Packard (including the former Compaq) concerning certain amounts that Hewlett-Packard alleged that we owed it as a result of Hewlett-Packard’s prior settlement with Nissim of certain infringement claims brought against Hewlett-Packard by Nissim. Without admitting any liability to Hewlett-Packard, we settled all past and future claims that Hewlett-Packard might have against us based on the alleged infringement of certain patents held by Nissim. Notwithstanding these settlement agreements with Dell, Gateway and Hewlett-Packard, we may be liable to these parties for additional damages that fall outside the scope of the settlement agreements. We expect to make additional cash payments to settle similar claims in the future.

As of March 31, 2003, we had accrued $2.1 million for liabilities relating to unlicensed royalty and related intellectual property claims, which included the amounts to be paid in the settlement with Hewlett-Packard, and may continue to accrue for such liabilities in the future. In some cases, our actual liability exceeded amounts that we had accrued. Likewise, our actual liability may exceed the amount we have accrued or accrue in the future, which could harm our business.

Because there is a small number of large PC OEMs, we have only a limited number of potential new large OEM customers for our WinDVD product, which will likely cause our revenue to grow at a slower rate than in recent periods.

Our revenue growth has been achieved in large part due to sales of our WinDVD product to new, large PC OEM customers. Our software is bundled with products sold by eight of the top ten PC OEMs ranked in terms of sales by IDC. Because there is only a limited number of potential new, large PC OEM customers for our WinDVD product, we must derive any future revenue growth principally from increased sales of WinDVD or other products to existing PC OEMs and PC peripherals manufacturers and from sales to smaller regional PC OEMs and directly to consumers through retail channels and our websites. Because some of these other revenue opportunities are more fragmented than the PC OEM market and will take more time and effort to penetrate, we expect that our revenue will grow at a slower rate than in recent periods.

We depend substantially on our relationships with a small number of PC OEMs, and our failure to maintain or expand these relationships would harm our business.

The PC industry is highly concentrated, and we have derived a substantial portion of our revenue from sales of our products to a small number of PC OEMs. For the year ended December 31, 2002, our five largest customers accounted for a majority of our revenue, with Hewlett-Packard (including the former Compaq) accounting for 17% and Dell accounting for 14% of our revenue during that period. For the three months ended March 31, 2003, Hewlett-Packard (including the former Compaq) accounted for 21% of our revenue and Dell accounted for 11% of our revenue. We expect that a small number of customers will continue to account for a majority of our revenue and gross profit, if any, for the foreseeable future. If the PC industry continues to consolidate, the number of customers accounting for the majority of our revenue could decrease further. Our agreements with our customers typically do not contain minimum purchase commitments and are of limited duration or are terminable with little or no notice. The loss of any of these customers, or a material decrease in revenue from these customers, would harm our business.

If our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our software with their PCs. If we are unable to maintain or expand our relationships with PC OEMs, our business will suffer.

As a result of our dependency on a small number of large PC OEMs, any problems those customers experience, or their failure to promote products that contain our software, could harm our business.

As a result of our concentrated customer base, problems that our PC OEM customers experience could harm our business. Some of the factors that affect the business of our PC OEM customers, all of which are beyond our control, include:

•	the competition these customers face and the market acceptance of their products;

•	the engineering, marketing and management capabilities of these customers and the technical challenges that they face in developing their products;

•	the financial and other resources of these customers;

•	new governmental regulations or changes in taxes or tariffs applicable to these customers; and

•	the failure of third parties to develop and introduce content for DVD and other digital media applications in a timely fashion.

The inability of our PC OEM customers to successfully address any of these risks could harm our business. In addition, we have little or no influence over the degree to which these customers promote products that incorporate our software or the prices at which these products are sold to end users. If our PC OEM customers fail to adequately promote products that incorporate our software, our business could suffer.

We have derived a substantial majority of our revenue from the sale of our WinDVD product to PC OEMs, and these customers may not continue to purchase this product or we may fail to attract new customers for this product.

We derived 89% of our revenue for the year ended December 31, 2002 and 84% of our revenue for the three months ended March 31, 2003 from sales of our WinDVD product, primarily to PC OEMs. We expect that revenue from sales of our WinDVD product to PC OEMs will continue to account for a substantial majority of our revenue for the foreseeable future. Accordingly, our business will suffer if our existing PC OEM customers do not continue to incorporate our WinDVD product into the PCs they sell or if we are unable to obtain new PC OEM customers for our WinDVD product.

Continued slow growth, or negative growth, in the PC industry could harm our business.

Our revenue depends in large part on the demand for our products by PC OEMs. The PC industry is currently experiencing slow or negative growth due to a general economic slowdown, market saturation and other factors. If slow or negative growth in the PC industry continues, demand for our products may decrease. Furthermore, if a reduction in demand for our products occurs, we may not be able to reduce expenses commensurately, due in part to the continuing need for research and development. Accordingly, continued slow growth or negative growth in the PC industry could harm our business.

Our success in generating revenue depends on the growth of the use of software solutions in the PC and consumer electronics industries.

Our continued success in generating revenue depends on growth in the use of software solutions to add features and functionality to PCs and CE devices. Our software is currently used primarily in PCs, and we expect it to be useful for CE products. These markets are rapidly evolving, and it is difficult to predict their potential size or future growth rate. In addition, we are uncertain as to the extent to which software products such as ours will be used in these markets in the future. Their market acceptance may be impacted by the performance, cost and availability of semiconductors that perform similar functions and the level of copy protection that can be attained and maintained in software products. Our success in generating revenue in these markets will depend on increased adoption of software solutions based on the same standards as ours. If the PC and consumer electronics markets adopt software solutions more slowly than we expect, or if content providers are dissatisfied with the level of copy protection available in software products, our growth would not likely continue, and our business would likely suffer.

Our products are based primarily on the Microsoft Windows operating system, and most of our customers require that the combination of our software products and their PCs be certified by Microsoft’s Windows Hardware Qualification Labs. Accordingly, we are dependent on Microsoft, which exposes us to risks, particularly if Microsoft chooses to compete with us in the future.

Our products are based primarily on the Microsoft Windows operating system. If industry and customer preferences in operating systems shift, our products may not be compatible with other operating systems and our business could be harmed.    Our revenue is highly dependent upon acceptance of products that are based on the Microsoft Windows operating system, which is currently the dominant operating system used in the PC industry. Microsoft could make changes to its operating system that could render our products incompatible. Other industry participants could develop operating systems to replace the Windows operating system, and our products might not be compatible with those operating systems. If our products are not compatible with one or more of the operating systems with significant PC market share, we could incur substantial costs and expend significant capital and other resources to adapt our products to one or more operating systems. There is no assurance that we would be able to adapt our products to changes made in the Windows operating system in the future or to a new operating system, and any failure to adapt to changes in operating systems by the PC industry could result in significant harm to our business.

Most of our customers require that the combination of our software products and their PCs be certified by Microsoft’s Windows Hardware Qualification Labs. If certification is not obtained, our revenue could decline or our customers may license a competitor’s software.    We sell most of our products through PC OEMs, which bundle our products with their hardware products. Because Microsoft provides OEMs that purchase the Windows operating system a financial incentive to obtain certification by Microsoft’s Windows Hardware Qualification Labs, or WHQL, most of our customers require WHQL certification for our products on each PC platform before bundling and distribution. The certification process is entirely under Microsoft’s control, and we may not obtain certification for any product on a timely basis or at all. Furthermore, Microsoft may change the requirements for certification at any time without notice. At various times in the past, Microsoft has changed standards applicable to our products, which caused us to be out of compliance for a period of time. In the future, we may not be able to obtain necessary certification on a timely basis, if at all, for new PC models introduced by our customers, for any of our products under development or for existing products, if the current standards are changed. Any delays in receipt of, or failure to receive, such certification could cause our revenue to decline or our customers to license a competitor’s software.

If Microsoft develops or licenses digital video and audio solutions that compete directly with ours, our business could suffer.    Microsoft currently offers products in the digital video and audio software markets. Some video and audio capabilities are built directly into their operating systems or are offered as upgrades to those operating systems at no additional charge. If Microsoft develops or licenses digital video and audio solutions that compete directly with ours and incorporates the solutions into its operating system, or otherwise changes its operating system or its Windows Hardware Qualification Labs standards to render our products incompatible, our business could be harmed.

Competition in our industry is intense and is likely to continue to increase, which could harm our business.

Our industry is intensely competitive, and we expect competition to intensify in the future. Our competitors include:

•	software companies that offer digital video or audio applications;

•	companies offering hardware or semiconductor solutions as alternatives to our software products; and

•	operating system providers that may develop and integrate applications into their products.

Our primary competitors are Adobe Systems Incorporated, Cyberlink Corporation, Pinnacle Systems, Inc., Roxio, Inc., Sonic Solutions, Inc. and Ulead Systems, Inc. Additional competitors are likely to enter our industry in the future. We also face competition from the internal research and development departments of other software companies and PC and CE manufacturers, including some of our current customers. Some of our customers have the capability to integrate their operations vertically by developing their own software-based digital and audio solutions or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely. Operating system providers with an established customer base, such as Microsoft, already offer products in the digital video and audio software markets. Some video and audio capabilities are built directly into their operating systems or are offered as upgrades to those operating systems at no additional charge. If Microsoft or other operating system providers develop or license digital video and audio solutions that compete directly with ours, and incorporate the solutions into their operating systems, our business could be harmed.

We expect our current competitors to introduce improved products at lower prices, and we will need to do the same to remain competitive. We may not be able to compete successfully against either current or future competitors with respect to new or improved products. We believe that competitive pressures may result in price reductions, reduced margins and our loss of market share.

Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

If we do not provide acceptable customer support, our reputation will suffer and it will be difficult to retain existing customers or to acquire new customers.

We will need to continue to provide acceptable customer support to our customers. An inability to do so will harm our reputation and make it difficult to retain existing customers or acquire new customers. Most of our experience to date has been with corporate customers, some of which require significant support when familiarizing themselves with the features and functionality of our products. We intend to increase sales of our products directly to consumers. We have limited experience with widespread distribution of our products directly to consumers, and we may not have adequate experience or personnel to provide the levels of support that these customers require. Our failure to provide adequate customer support for our products to either our corporate or consumer customers could damage our reputation and brand in the marketplace and strain our relationships with customers. This could prevent us from retaining existing customers or acquiring new customers.

Our ability to achieve profitability will suffer if we fail to manage our growth effectively.

Our success depends on our ability to effectively manage the growth of our operations. During 2000 and the first half of 2001, we experienced significant headcount growth, which exceeded the level that our revenue could support. In June 2001, we reduced our headcount by approximately 25%. Since June 2001, we have increased our headcount by approximately 36%. We cannot be certain that our current cost structure is appropriate for the level of revenue that we generate. Furthermore, we expect to increase the scope of our operations in the future. To manage the growth of our operations and personnel, we will need to improve our operational and financial systems, procedures and controls as well as hire additional qualified personnel. Our current and planned systems, procedures and controls may not be adequate to support our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational systems and controls could harm our relationships with customers, reputation and brand.

We may lack the ability to record, process, summarize and report financial data in compliance with our public company reporting requirements if we fail to improve our internal controls and procedures for financial reporting.

Our independent auditors have indicated that they consider there to be the following significant deficiencies in our internal controls and procedures for financial reporting and have made the following recommendations:

•	The nature and number of last-minute adjustments in our year and quarter-end close processes may indicate a lack of accounting resources necessary to devote sufficient attention to all established period-end financial reporting requirements within the timeline required by public companies to meet their filing deadlines. Our independent auditors have recommended that we perform a thorough review of our financial reporting process to identify problem areas and implement corrective actions immediately. If we do not undertake this review and take corrective actions, there is an increased risk that undetected errors may occur in our financial reporting process and that relatively minor problems may be compounded and magnified when time is of the essence and a filing deadline has to be met.

•	We should hire additional personnel with sufficient experience in the areas of software revenue recognition and SEC reporting requirements. Our independent auditors have recommended that we expand our finance and accounting staff by hiring a manager with sufficient knowledge of revenue-recognition-technical-accounting literature. Our independent auditors further recommend that we create a manager-level position whose job responsibilities would include overseeing our SEC reporting requirements, researching new and existing technical literature, and assisting us to appropriately apply US GAAP. Failure to hire such additional personnel may increase the risk of future financial reporting misstatements and may prevent us from being able to meet our filing deadlines.

In addition, our independent auditors have made other recommendations during their audit, which they did not consider to be significant deficiencies in our internal accounting controls. Specifically, they have advised us that:

•	We should establish a process to facilitate management’s assessment of the design and operating effectiveness of our internal controls and procedures for financial reporting to enable us to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which will be in effect for our fiscal year ending December 31, 2004.

•	Our management should review, on a monthly basis, the investments held with our investment advisors to verify that our investments conform to our investment policy.

Our failure to implement these recommendations could adversely affect our ability to record, process, summarize and report financial data in compliance with our public company reporting obligations.

We license technology from third parties for use in our WinDVD and other standards-based products, and our business would suffer if we failed to maintain these license arrangements.

We license technology for use in our WinDVD product, our WinRip product, our WinCreator product, our WinRecorder product and other existing and planned products from third parties under agreements, some of which have a limited duration. For example, we have a license agreement with Dolby Laboratories for its audio technology and logo, a license agreement with the DVD Copy Control Association, Inc. for the content scrambling system designed to prevent the copying of DVDs, a license with MPEG-LA for its MPEG-2 video technology, a license from Thomson Licensing S.A. for its MP3 audio technology and various other license agreements relating to patents, know-how and trademarks that are important to various aspects of the development, marketing and sale of our products. We are obligated to pay royalties under each of the Dolby, DVD Copy Control Association, MPEG-LA and Thomson Licensing S.A. agreements, and Dolby, DVD Copy Control Association, MPEG LA and Thomson Licensing may each terminate its license if we breach any material provision of the license or if other events occur, as specified in the license agreement. If we fail to maintain these license arrangements, we might not be able to ship our products in their present forms and our business could be harmed.

The loss of any of our strategic relationships would make it more difficult to design competitive products and keep pace with evolving industry standards, which could harm our business.

We must design our software products to interoperate effectively with a variety of hardware and software products, including operating system software, graphics chips, DVD drives, PCs and PC chipsets. We depend on strategic relationships with software developers and manufacturers of these products, particularly Microsoft and Intel, to achieve our design objectives, to produce products that interoperate successfully, to provide us with information concerning customer preferences and evolving industry standards and trends, and to assist us in distributing our products to users. For example, we have been able to learn about future product lines being developed by some of our OEM customers in advance so that we were able to more efficiently design products that our customers, and the ultimate end users, find valuable. However, we generally do not have any agreements with these third parties to ensure that such information will be provided to us, and these relationships may not continue in the future. The loss of any one of these relationships could harm our business.

Our products may have defects or may be incompatible with other software or components contained in our customers’ products, which could cause us to lose customers, damage our reputation and create substantial costs.

Defects, referred to in the software industry as “bugs,” have been found in our products in the past and may be found in the future. In addition, our products may fail to meet our customers’ design specifications or be incompatible with other software or components contained in our customers’ products, or our customers may change their design specifications or add additional third-party software or components after the production of our products. We may be required to devote significant financial resources and personnel to correct any defects. A failure to meet our customers’ design specification often results in a loss of sales due to the length of time required to redesign the product. Our products may also be required to interface with defective third-party software or components. If we are unable to detect or fix errors, or meet our customers’ design specifications, our business and results of operations would suffer.

We may experience seasonality in our business, which could cause our operating results to fluctuate.

Our financial condition and results of operations are likely to be affected by seasonality in the future. Historically, PC OEMs have experienced their highest volume of sales during the year-end holiday season. Because of the timing of our recognition of revenue associated with the sale of our products to OEMs, we expect this seasonality to have a positive effect on our revenue and operating income in the first quarter of each calendar year and a negative effect on our revenue and operating income in the second quarter of that year. To the extent our retail sales increase as a percentage of our revenue, we expect this would also result in greater seasonality in our results of operations.

The market for our products is new and constantly changing. If we do not respond to changes in a timely manner, our products likely will no longer be competitive.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our business will suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, manufacture, market or support new or enhanced products on a timely basis, if at all. Furthermore, our new products may never gain market acceptance, and we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or changes in industry standards would likely prevent our products from gaining market acceptance and harm our business.

If we do not successfully establish strong brand identity in the PC and consumer electronics markets, we may be unable to achieve widespread acceptance of our products.

We believe that establishing and strengthening the InterVideo brand is critical to achieving widespread acceptance of our products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the market with competing products. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer support. These activities are expensive and we may not generate a corresponding increase in customers or revenue to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to attract new customers and compete effectively.

Historically, we have relied primarily on a limited direct sales force, supported by third-party manufacturers’ representatives and distributors, to sell our products. Our sales strategy focuses primarily on our corporate customers bundling our products with their hardware and distributing our products through their own distribution channels. We rely on our customers’ sales forces, marketing budgets and brand images to promote sales of bundled products. If our corporate customers fail to successfully market and sell their products bundled with our products, or if our relationship with our corporate customers are terminated, we may be unable to effectively market and distribute our products and services.

We rely on patents, trademarks, copyrights, trade secrets and license agreements to protect our proprietary rights, which afford only limited protection.

Our success depends upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as license and confidentiality agreements with our employees, customers, strategic partners and others to establish and protect our proprietary rights. The protection of patentable inventions is important to our future opportunities. We currently have one issued U.S. patent and two patents issued in Taiwan, and we have 42 pending patent applications, comprised of 30 U.S. patent applications and 12 foreign patent applications. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	we may not apply for or obtain effective patent protection in every country in which we do business;

•	our patents may not be broad enough to protect our proprietary rights;

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from using the inventions claimed in those patents;

•	we may be required to grant cross-licenses to our patents in accordance with the terms of the agreements we enter into with customers or strategic partners;

•	for business reasons we may choose not to enforce our patents against certain third parties; and

•	current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents.

Existing copyright, trademark and trade secret laws and license and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue. Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources and, therefore, could harm our business.

Our success depends on retaining our key personnel, including our executive officers, the loss of any of whom could harm our business.

Our success depends on the continued contributions of our senior management and other key engineering, sales and marketing and operations personnel. Competition for employees in our industry can be intense. We do not have employment agreements with, or key man life insurance policies covering, any of our executives. In addition, significant portions of the capital stock and options held by the members of our management are vested, and some of our executives are parties to agreements that provide for the acceleration of the vesting of a portion of their unvested shares and options under certain circumstances in connection with a change of control. There can be no assurance that we will retain our key employees or be able to hire replacements. Our loss of any key employee or an inability to replace lost key employees and add new key employees as we grow could harm our business.

We rely on the accuracy of our customers’ sales reports for collecting and reporting revenue. If these reports are not accurate, our reported revenue will be inaccurate.

A substantial majority of our revenue is generated by our PC OEM customers that pay us a license fee based upon the number of copies of our software they bundle with the PCs that they sell. In collecting these fees, preparing our financial reports, projections and budgets and in directing our sales efforts and product development, we rely on our customers to accurately report the number of units licensed. We have never audited any of our customers to verify the accuracy of their reports or payments. Most of our license agreements permit us to audit our customers, but audits are expensive and time consuming and could harm our customer relationships. From time to time, customers have provided us with inaccurate reports, which resulted in our under-reporting or over-reporting revenue for the associated period and recording an adjustment in a future period. If any of our customer reports are inaccurate, the revenue we collect and report will be inaccurate and we may be required to make an adjustment to our revenue for a subsequent period, which could harm our business and credibility in the financial community.

Our international operations may expose us to regulatory, financial and operational risks.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. International sales (i.e., sales outside the United States) accounted for approximately 50% of our revenue for the year ended December 31, 2002 and 41% of our revenue for the three months ended March 31, 2003, and we expect to continue to derive a significant portion of our revenue from international sales. We intend to expand our international operations in the future. Significant management attention and financial resources are needed to develop our international sales, support and distribution channels and manufacturing. We may not be able to maintain international market demand for our products. Our future results could be harmed by a variety of factors related to international operations, including:

•	foreign currency exchange rate fluctuations;

•	seasonal fluctuations in sales;

•	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets;

•	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

•	trade protection measures and import or export licensing requirements;

•	potentially adverse tax consequences;

•	longer accounts receivable collection cycles and difficulties in collecting accounts receivables;

•	difficulty in managing widespread sales, development and manufacturing operations; and

•	less effective protection of intellectual property.

Currently, most of our international sales are denominated in U.S. dollars. Therefore, a strengthening of the dollar could make our products less competitive in foreign markets. Our current distribution agreements shift foreign exchange risk to our foreign distributors. This exchange risk may harm the businesses of those distributors or make them less willing to carry and sell our products. We do not use derivative instruments to hedge foreign exchange risk. In the future, a portion of our international revenue and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities. In addition, if we conduct sales in local currencies, we may engage in hedging activities, which may not be successful and could expose us to additional risks.

In addition, we and certain of our OEM customers maintain significant operations in Asia. Any kind of economic, political or environmental instability in this region of the world could harm our operating results . The recent outbreak of SARS in China, Taiwan and other markets could harm business conditions and slow economic growth in those markets. The expected level of economic growth for this year in markets affected by SARS has declined, and slower growth could result in less demand for our products in these markets. Moreover, if the SARS outbreak leads to quarantines and closures that disrupt our operations or distribution channels or those of our customers, our business could suffer. Further, we may be impacted by the political, economic and military conditions in Taiwan. Taiwan and China are engaged in political disputes, and both countries have continued to conduct military exercises in or near the other’s territorial waters and airspace. These disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities.

Our business and future operating results are subject to a broad range of uncertainties arising out of geopolitical developments in the Middle East and North Korea.

Our business and operating results are subject to uncertainties arising out of geopolitical developments in the Middle East and North Korea, including the recent war in Iraq and the escalation of political tension between the United States and North Korea. These uncertainties include the potential worsening or extension of the current global economic slowdown and the economic consequences of additional military actions. Any similar geopolitical uncertainty in the future could harm our operating results and stock price.

We may not be successful in addressing problems encountered in connection with any acquisitions we may undertake, which could harm our business.

In the past, we have made acquisitions. We expect to continue to review opportunities to buy or make investments in other businesses, products or technologies that would enhance our technical capabilities, complement our current products or expand the breadth of our markets or that may otherwise offer growth opportunities. Our continued acquisitions of businesses or technologies will require significant commitment of resources. We may be required to pay for any acquisitions with cash, but we cannot be certain that additional capital will be available to us on favorable terms, if at all. In lieu of paying cash, we could issue stock as consideration for an acquisition that would dilute existing stockholders’ percentage ownership, incur substantial debt or assume contingent liabilities. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and investments also involve numerous risks, including:

•	problems assimilating the purchased operations, technologies or products;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

We may require substantial additional capital, which may not be available on acceptable terms or at all.

Our capital requirements will depend on many factors, including:

•	acceptance of, and demand for, our products;

•	the costs of developing new products;

•	the need to license new technology, to enter into license agreements for existing technology or to settle intellectual property matters;

•	the extent to which we invest in new technology and research and development projects;

•	the number and timing of acquisitions; and

•	the costs associated with our expansion.

To the extent the proceeds of this offering and our existing sources of cash and cash flow from operations are not sufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in us would be reduced. Additional financing may not be available when needed on terms acceptable to us or at all. If we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants, which could limit our ability to take advantage of future opportunities, respond to competitive pressures or unanticipated industry changes. If we cannot raise necessary additional capital on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated industry changes.

Risks Related to This Offering

There has been no prior public market for our common stock, and a public market may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The initial public offering price for the shares of our common stock will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We do not know the extent to which investor interest will lead to the development of an active public market. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price which you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technology by using our shares as consideration.

We expect our stock price to be volatile.

The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

•	actual or anticipated fluctuations in our results of operations;

•	changes in securities analysts’ expectations or our failure to meet those expectations;

•	developments with respect to intellectual property rights;

•	announcements of technological innovations or significant contracts by us or our competitors;

•	introduction of new products by us or our competitors;

•	commencement of or our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	conditions and trends in technology industries;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock market has experienced significant price and volume fluctuations that has affected the market prices for the common stock of technology companies. In the past, these market fluctuations were often unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our common stock.

We have implemented anti-takeover provisions that could discourage a third party from acquiring us and consequently decrease the market value of your investment.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our certificate and bylaws, among other things, provide for a classified board of directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders and require advance notice of stockholder proposals and director nominations. These provisions, along with the provisions of the Delaware General Corporation Law, such as Section 203, prohibiting certain business combinations with an interested stockholder, may delay or impede a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline. For more information about particular anti-takeover provisions, see “Description of Capital Stock.”

Because of their significant stock ownership, our officers and directors will be able to exert significant influence over our future direction.

Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 25% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See “Principal Stockholders.”

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for working capital and other general corporate purposes. In particular, we intend to use the net proceeds of the offering for working capital, marketing, research and development, and capital expenditures. We may also use certain of the proceeds to acquire other products, technology or businesses that would complement our existing products, enhance our technological capabilities or expand our market coverage. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Sales of substantial amounts of our common stock could harm the market price of our stock.

A substantial amount of our shares will be eligible for sale shortly after this offering. If our stockholders sell substantial amounts of common stock in the public market soon after the lock-up period ends, the market price of our common stock could fall. Based on shares outstanding as of March 31, 2003, upon completion of this offering, we will have 11,897,139 shares of common stock outstanding. Of these shares, the 2,300,000 shares sold in this offering will be freely tradable. Another 9,069,469 shares will be eligible for sale in the public market 180 days from the date of this prospectus, substantially all of which are subject to lock-up agreements with SG Cowen Securities Corporation. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The remaining 527,670 shares are restricted securities that will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future. The sale of a significant number of these shares could cause the price of our common stock to decline. See “Shares Eligible for Future Sale” for more detailed information.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $24.0 million, or $27.9 million if the underwriters exercise their over-allotment option in full, from this offering of our common stock, based on an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds of the offering for general corporate purposes, including working capital and capital expenditures. We currently anticipate spending a portion of the net proceeds on sales and marketing activities, research and development activities, general and administrative matters and on capital expenditures. We have not yet allocated specific amounts for these purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. The principal purposes of this offering are to obtain additional capital, to enhance our ability to acquire other businesses, products or technologies, to create a public market for our common stock, to facilitate our future access to public equity markets, to provide liquidity for our existing stockholders, to improve the effectiveness of our stock option plans in attracting and retaining key employees and to provide increased visibility for our company in a marketplace in which several of our competitors are publicly-held companies. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business.

CAPITALIZATION

Our capitalization as of March 31, 2003 is set forth in the following table:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding preferred stock into shares of our common stock; and

•	on the same pro forma basis as adjusted to give effect to the receipt of the estimated net proceeds from this offering, at an assumed initial public offering price of $12.00 per share.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those financial statements and “Description of Capital Stock.”

	As of March 31, 2003
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
	(unaudited)
Stockholders’ equity:
Convertible preferred stock, $0.001 par value: aggregate liquidation preference of $23,855 actual and $0 pro forma and pro forma as adjusted; 13,000,000 shares authorized, 12,838,750 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$13	$—	$—
Common stock, $0.001 par value: 25,000,000 shares authorized, 2,648,810 shares issued and outstanding, actual; 9,597,139 shares issued and outstanding, pro forma; 11,897,139 shares issued and outstanding, pro forma as adjusted	3	10	12
Additional paid-in capital	35,198	35,204	59,220
Notes receivable from stockholders	(874)	(874)	(874)
Deferred stock compensation	(1,280)	(1,280)	(1,280)
Accumulated other comprehensive loss	(168)	(168)	(168)
Accumulated deficit	(8,506)	(8,506)	(8,506)

Total stockholders’ equity	24,386	24,386	48,404

Total capitalization	$38,428	$38,428	$62,446

DILUTION

Our pro forma net tangible book value as of March 31, 2003 was approximately $2.39 per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2003. After giving effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2003 would have been $3.95 per share of our common stock. This represents an immediate increase in net tangible book value of $1.56 per share to our existing stockholders and an immediate dilution of $8.05 per share to you. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share before this offering	$2.39
Increase per share attributable to investors in this offering	1.56

Pro forma net tangible book value per share after this offering		3.95

Dilution per share to investors in this offering		$8.05

The differences between our existing stockholders and investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid for both common and preferred stock is summarized on a pro forma basis, as of March 31, 2003 before underwriters’ discount and offering expenses in the following table. The following table does not include 3,192,142 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $2.24 per share as of March 31, 2003. To the extent that outstanding options are exercised, there will be further dilution to new investors.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	9,597,139	80.7%	$25,303,170	47.8%	$2.64
New investors	2,300,000	19.3	27,600,000	52.2	12.00

Total	11,897,139	100.0%	$52,903,170	100.0%	$4.45

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations data and balance sheet data are derived from our audited and unaudited financial statements. As described in Note 2 of the consolidated financial statements, we have restated our financial statements as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001. The unaudited information has been prepared on the same basis as our audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of March 31, 2002 and 2003. The pro forma data and the pro forma share and income per share data for the year ended December 31, 2002 and the three months ended March 31, 2003 gives effect to the conversion of all outstanding shares of preferred stock into common stock.

	Year ended December 31,			Three months ended March 31,
	2000(1)	2001	2002	2002	2003
(in thousands, except per share data)	Restated(2)	Restated(2)		Restated(2)
				(unaudited)
Consolidated Statement of Operations Data
Revenue	$15,426	$33,763	$45,494	$11,167	$13,373

Product costs	5,133	16,895	16,850	3,956	5,430
Amortization of software license agreement	—	1,000	29	13	5

Cost of revenue	5,133	17,895	16,879	3,969	5,435

Gross profit	10,293	15,868	28,615	7,198	7,938
Operating expenses:
Research and development	6,581	9,035	7,185	2,022	1,714
Sales and marketing	4,916	7,878	8,179	1,759	2,275
General and administrative	2,667	2,990	3,778	896	951
Stock compensation(3)	2,909	1,854	2,469	921	333
Amortization of goodwill	174	298	—	—	—
Cost of delayed public offering	—	710	1,728	—	—
Impairment of promotional agreement	—	550	—	—	—
Restructuring costs	—	850	(20)	—	—

Total operating expenses	17,247	24,165	23,319	5,598	5,273

Income (loss) from operations	(6,954)	(8,297)	5,296	1,600	2,665
Other income (expenses), net	555	537	24	76	86

Income (loss) before provision (benefit) for income taxes	(6,399)	(7,760)	5,320	1,676	2,751
Provision (benefit) for income taxes	552	924	(2,409)	596	1,143

Net income (loss)	$(6,951)	$(8,684)	$7,729	$1,080	$1,608

Net income (loss) per common share, basic	$(4.89)	$(4.61)	$3.15	$0.47	$0.63

Net income (loss) per common share, diluted	$(4.89)	$(4.61)	$0.65	$0.09	$0.13

Pro forma net income per common share, basic (unaudited)			$0.83		$0.17

Pro forma net income per common share, diluted (unaudited)			$0.65		$0.13

Weighted average common shares outstanding, basic	1,421	1,885	2,456	2,290	2,541

Weighted average common shares outstanding, diluted	1,421	1,885	11,945	11,524	12,112

Pro forma weighted average common shares outstanding, basic (unaudited)			9,293		9,490

Pro forma weighted average common shares outstanding, diluted (unaudited)			11,945		12,112

	As of December 31,		As of March 31, 2003
	2001	2002
(in thousands)	Restated(2)		(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$14,348	$17,137	$18,518
Working capital	3,955	15,684	17,741
Total assets	22,153	34,716	38,428
Convertible preferred stock	12	13	13
Total stockholders’ equity	8,467	22,441	24,386

(1)	Excludes the results of operations of AVPD prior to its acquisition on June 7, 2000. See the financial statements of AVPD, included elsewhere in this prospectus.

(2)	See Note 2 of the notes to the consolidated financial statements.

(3)	Stock compensation is allocated among the operating expense classifications as follows:

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
(in thousands)	Restated(2)	Restated(2)		Restated(2)
				(unaudited)
Research and development	$745	$581	$969	$268	$111
Sales and marketing	1,523	605	761	377	115
General and administrative	641	668	739	276	107

	$2,909	$1,854	$2,469	$921	$333

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. As described in Note 2 to our consolidated financial statements, we have restated our financial statements as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of DVD software. We have developed a technology platform from which we have created a broad suite of integrated multimedia software products. These products span the digital video cycle by allowing users to capture, edit, author, distribute, burn and play digital video. We have historically derived nearly all of our revenue from sales of our WinDVD product, a software DVD player for PCs. In the future, we expect to derive an increasing percentage of our revenue from other products, including WinDVD Creator, InterVideo Home Theater, InterVideo DVD Copy and Linux-based versions of our DVD software for Linux-based PCs and CE devices.

We began operations in 1998 and shipped our first products in 1999. Our software is bundled with products sold by eight of the top ten PC OEMs ranked in terms of sales by IDC. Our OEM customers include Dell, Fujitsu, Fujitsu Siemens, Hewlett-Packard (including the former Compaq), IBM, Sony and Toshiba. We sell our products to PC OEMs, CE manufacturers and PC peripherals manufacturers worldwide and offer our software in up to 27 languages. In addition, we sell our products through retail channels and directly to consumers through our websites.

Revenue

We derive revenue primarily from the sale of software licenses to OEMs, which install our software onto PCs prior to delivery to consumers. In addition, we derive revenue from the license of our software to CE manufacturers and manufacturers of PC peripherals that incorporate our software into their own products for distribution. We also sell our software through retail channels and directly to end users through our websites. We recognize revenue generated from sales to PC OEMs, CE manufacturers, PC peripherals manufacturers and end users in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended, under which revenue is recognized when evidence of an arrangement exists, delivery of the software has occurred, the fee is fixed and determinable and collection is probable.

Under the terms of our license agreements with OEMs, they are entitled only to unspecified upgrades on a when and if available basis, prior to sell through to end users. Under the terms of our revenue recognition policy, we recognize revenue based on evidence of products being sold by the OEMs. We do not have any obligation to provide upgrades to the OEMs’ customers. Accordingly, we do not defer any revenue as we no longer have an obligation once the OEM’s products have been shipped and we have recorded revenue. Under the terms of the OEM license agreements, each OEM will qualify our software on their hardware and software configurations. Once the software has been qualified, the OEM will begin to ship products and report sales to us, at which point we will record revenue. The OEM will have the right to return the software prior to qualification. Once the software has been shipped, the OEM does not have a right of return to us. Therefore, we do not maintain a returns reserve related to OEM sales. Under the terms of our OEM license agreements, the OEM has certain inspection and acceptance rights. These rights lapse once the product has been qualified and the shipment reported to us. Therefore, these acceptance rights do not impact the amount or timing of revenue recognition.

Most OEMs pay a license fee based on the number of copies of licensed software included in the products sold to their customers. These OEMs pay fees on a per unit basis, and we record associated revenue when we receive notification of the OEMs’ sales of the licensed software to the end user. The terms of our license agreements generally require the OEMs to notify us of sales of their products within 30 to 45 days after the end of the month or quarter in which the sales occur. As a result, we generally recognize revenue in the month or quarter following the sale of the product to the OEMs’ customers.

A small number of OEMs that primarily sell PC components place orders with us for a fixed quantity of units at a fixed price. In such cases, qualification of our products is not required, and these OEMs have no rights to upgrades or returns. We generally recognize revenue upon shipment to these OEMs.

Revenues from certain OEM agreements call for the payment of fees for non-recurring engineering services primarily to port our software to the OEM’s hardware and software configurations. If the fee is fixed and determinable, revenue is recognized upon delivery and acceptance of our software. If the agreement calls for us to provide unspecified future upgrades, revenue is recognized ratably over the remaining contract period following delivery and acceptance. If the agreement does not call for unspecified future upgrades, revenue is recognized over the period that the non-recurring engineering services are performed or upon acceptance of final product.

End-user sales are made directly through our websites. We do not offer specified upgrade rights to any class of customer, and there are no unspecified upgrade rights associated with end-user sales. We recognize revenue from sales through our websites upon delivery of product and the receipt of payment by means of an authorized credit card. End users who purchase our software from our websites do not have rights of return.

Certain distributors and retailers, primarily in Japan, have limited rights to return products that were purchased in the previous six months. These distributors have no rights to product upgrades. We generally recognize revenue, net of estimated returns, upon shipment to these distributors and retailers. Other distributors and retailers, primarily in the United States, have unlimited rights of return. We generally recognize revenue upon receipt of evidence that the distributors and retailers have sold our products.

Certain customer agreements call for the payment by us of marketing development funds, co-operative advertising fees, rebates or similar charges. We account for such fees as a reduction in revenue. Commissions paid to third-party sales representatives are included in sales and marketing expenses.

We expect prices for our products to decline over the next few years. Because of competition from other software providers, competition in the PC industry and diminishing margins experienced by PC OEMs as a result of decreased selling prices and lower unit sales, we have reduced the prices we charge PC OEMs for our WinDVD product. We expect this trend to continue, which will make it more difficult to increase or maintain our revenue and may cause a decline in our gross margins even if our WinDVD unit sales increase.

Our revenue growth has been achieved in large part due to sales of our WinDVD product to large PC OEM customers. Because there is only a limited number of potential new, large PC OEM customers for our WinDVD product, we must derive any future revenue growth principally from increased sales of WinDVD or other products to existing PC OEMs, CE manufacturers, PC peripherals manufacturers, smaller PC OEMs and to consumers through retail channels and our websites. Because some of these other revenue opportunities are more fragmented than the PC OEM market and will require more time and effort to penetrate, our revenue may grow at a slower rate than in prior periods.

Due to concentration in the PC OEM industry, we derive a substantial portion of our revenue from a small number of customers. For the year ended December 31, 2002, our five largest customers accounted for a majority of our revenue, with Hewlett-Packard (including the former Compaq) accounting for 17% and Dell accounting for 14% of our revenue during that period. For the three months ended March 31, 2003, Hewlett-Packard (including the former Compaq) accounted for 21% of our revenue and Dell accounted for 11% of our revenue. We expect that a small number of customers will continue to account for a majority of our revenue and gross profit for the foreseeable future although the identity of those customers may change from period to period.

We derived 89% of our revenue for the year ended December 31, 2002 and 84% of our revenue for the three months ended March 31, 2003 from sales of our WinDVD product, primarily to PC OEMs. We expect that revenue from sales of our WinDVD product to PC OEMs will continue to account for a substantial majority of our revenue.

Sales outside of the United States accounted for 50% of our revenue for the year ended December 31, 2002 and 41% of our revenue for the three months ended March 31, 2003. We expect to continue to derive a significant portion of our revenue from sales outside of the United States. Currently, most of our international sales are denominated in U.S. dollars. Therefore, a strengthening of the dollar could make our products less competitive in foreign markets. Our current distribution agreements shift foreign exchange risk to our foreign distributors. We do not use derivative instruments to hedge foreign exchange risk. In the future, a portion of our international revenue and expenses may be denominated in foreign currencies.

In 2000, we started an Internet commerce sales initiative that allows users to purchase products from our websites. We also continue to expand our retail channels. For the year ended December 31, 2002 and the three months ended March 31, 2003, we derived 15% and 17%, respectively, of our revenue from sales from web sales and retail. To increase our web sales in the future, we intend to increase investments in associated selling and marketing, capital equipment and research and development. The gross margins in connection with our products sold through our websites are generally higher than those in connection with our OEM sales. Accordingly, fluctuations in our website revenue as a percentage of total revenue will impact our gross margins.

Our financial condition and results of operations are likely to be affected by seasonality in the future. Historically, PC OEMs have experienced their highest volume of sales during the year-end holiday season. Because of the timing of our recognition of revenue associated with the sale of our products to OEMs, we expect this seasonality to have a positive effect on our revenue and operating income in the first quarter of each calendar year and a negative effect on our revenue and operating income in the second quarter of that year. To the extent our retail sales increase as a percentage of our revenue, we expect this would also result in greater seasonality in our results of operations.

Cost of revenue and gross profit

Cost of revenue consists of two components: product costs and amortization of software license agreement. Product costs consist primarily of:

•	licensed and unlicensed royalties;

•	cost of settlement of intellectual property matters;

•	expenses incurred to manufacture, package and distribute our software products;

•	the amortization of developed technology; and

•	costs associated with end-user post-contract customer support.

Licensed and unlicensed royalties consist of royalties paid or accrued for payment to third parties for technologies incorporated into our products. In general, the amount of royalties depends on the number of our product units sold and the royalty rates associated with the third-party technology incorporated into those products.

Cost of settlement of intellectual property matters consists of amounts that we have agreed to pay to third parties in settlement of alleged infringement of certain patented technology used in our and our customers’ products and accruals for royalties related to our usage of technologies under patent where no agreement exists. In April 2002, we reached a settlement with Dell concerning certain amounts that Dell alleged we owed it as a result of certain intellectual property infringement claims brought against Dell. In connection with this settlement, we issued shares of preferred stock having a total value of $3.7 million. These shares are convertible into 351,780 shares of our common stock upon the closing of this offering. We also have reached agreements with other parties in settlement of similar claims. See Note 4 of notes to consolidated financial statements. We expect to make additional cash payments to settle similar claims in the future, although the timing and amount of such payments can not be determined at this time. See “Risk Factors—Risks Related to Our Business—We have received notices of claims, and may receive additional notices of claims in the future, regarding the alleged infringement of third parties’ intellectual property rights that may result in restrictions or prohibitions on the sale of our products and cause us to pay license fees and damages.”

End-user post-contract customer support costs include the costs associated with answering end-user customer inquiries and providing telephone assistance to end users of our products. We do not defer the recognition of any revenue associated with sales to end users, because no updates are provided and the post- contract customer support is provided within 90 days after the associated revenue is recognized.

Over the next several quarters, we expect our product costs to increase as a percentage of revenue due to lower selling prices. Certain product costs associated with sales through retailers are deferred until the corresponding revenue has been recognized.

Amortization of software license agreement consists of royalty payments pursuant to a software license agreement that we entered into in December 2000. The license agreement provided for an aggregate of $1.1 million of minimum royalty payments. The associated expense was recognized on a straight-line basis over the agreement term. In September 2001, we determined that a large portion of the minimum royalty payment would be unrealizable and was impaired. Accordingly, during the year ended December 31, 2001, $1.0 million was charged to amortization of software license agreement of which $724,000 represents a charge for impairment. The remaining $50,000 as of December 31, 2001 will be recorded as cost of revenue over the remaining agreement term.

Our gross profit is affected by many factors, including competitive pricing pressures, fluctuations in unit volumes, changes in royalty amounts and changes in the mix of products sold and in our mix of distribution channels. In addition, our gross profit may be impacted by costs associated with the settlement of intellectual property matters.

Operating expenses

Research and development expenses consist primarily of personnel and related costs, consulting expenses associated with the development of new products, technology license fees, professional fees and quality assurance and testing. To date, we have not capitalized any research and development expenses.

Sales and marketing expenses consist primarily of personnel and related costs, including salaries and commissions, travel expenses, commissions paid to third-party sales representatives and costs associated with trade shows, advertising and other marketing efforts.

General and administrative expenses consist primarily of personnel and related costs, and support costs for finance, human resources, legal, operations, information systems and administration departments as well as professional fees.

Deferred stock compensation

For the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, we recorded deferred stock compensation of $3.6 million, $1.6 million, $2.3 million and ($1,000), respectively. Deferred stock compensation represents the difference between the deemed fair market value of our common stock at the time of option grants during these periods and the exercise prices of these options. We amortize deferred stock compensation using an accelerated method of amortization under FASB Interpretation No. 28 over the vesting periods of the applicable options, which is generally four years. See Note 8 of notes to consolidated financial statements. The amortization of deferred stock compensation for options granted through March 31, 2003 for the next three fiscal years totals $710,000 for the final three quarters of 2003, $444,000 in 2004, $120,000 in 2005, $6,000 in 2006.

Acquisition and amortization of goodwill

We completed the acquisition of the business and assets of AVPD, a developer of audio and video software products, in 2000. The purchase cost of the acquisition was $3.2 million, including legal, valuation and accounting fees of $200,000, and was accounted for as a purchase. The purchase price was allocated as follows: $700,000 to in-process research and development, $1.3 million to goodwill, $150,000 to the assembled work force and $1.0 million to developed technology. Before January 1, 2002, goodwill and other intangible assets were amortized on the straight-line method over their estimated useful life of five years.

On January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), and no longer amortize goodwill and intangibles with an indefinite life, including our assembled workforce. We will continue to amortize developed technology as a cost of revenue. Developed technology amortization included in the cost of revenue was $200,000, $200,000 and $50,000 for the years ended December 31, 2001 and 2002 and the three months ended March 31, 2003, respectively. Goodwill and assembled workforce amortization was $298,000, $0 and $0 for the years ended December 31, 2001 and 2002 and the three months ended March 31, 2003, respectively.

As a result of implementing SFAS No. 142, we will evaluate our goodwill and indefinite-lived intangibles, with a net book value of approximately $1.0 million as of December 31, 2002 and March 31, 2003, for impairment at least annually and more frequently upon the occurrence of certain events. If at anytime we determine this goodwill to be impaired, we will record an impairment charge in the period in which this determination is made.

Change in Accountants and Restatement

In May 2002, with the approval of our board of directors (including the audit committee of the board), we terminated Arthur Andersen LLP as our outside accounting firm and engaged KPMG LLP as our principal accountants. Arthur Andersen’s reports on our 1999, 2000 and 2001 consolidated financial statements contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during 2000 and 2001 and the interim period of 2002 prior to this change, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. We furnished Arthur Andersen with a copy of the above statements and requested that Arthur Andersen furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements in accordance with Item 304(a)(3) of Regulation S-K. Representatives of Arthur Andersen have informed us, however, that Arthur Andersen is no longer in the business of providing auditing services and is not in a position to furnish the requested letter. We did not consult KPMG LLP on any financial or accounting reporting matters in the period before their appointment.

As a result of a reaudit performed by KPMG LLP, we have restated our consolidated financial statements as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001. The restatement is explained in more detail in Note 2 of the notes to our consolidated financial statements.

Results of Operations

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				Unaudited
As a percentage of revenue:
Revenue	100%	100%	100%	100%	100%

Product costs	33	50	37	36	41
Amortization of software license agreement	—	3	—	—	—

Cost of revenue	33	53	37	36	41

Gross margin	67	47	63	64	59

Operating expenses:
Research and development	43	27	16	18	13
Sales and marketing	32	23	18	16	17
General and administrative	17	9	8	8	7
Stock compensation	19	5	5	8	2
Amortization of goodwill	1	1	—	—	—
Cost of delayed public offering	—	2	4	—	—
Impairment of promotional agreement	—	2	—	—	—
Restructuring costs	—	3	—	—	—

Total operating expenses	112	72	51	50	39

Income (loss) from operations	(45)	(25)	12	14	20
Other income, net	4	2	—	1	1

Income (loss) before provision for income taxes	(41)	(23)	12	15	21
Provision (benefit) for income taxes	4	3	(5)	5	9

Net income (loss)	(45)%	(26)%	17%	10%	12%

Comparison of Three Months Ended March 31, 2003 and 2002

Revenue

Revenue increased 20% to $13.4 million for the three months ended March 31, 2003 from $11.2 million for the three months ended March 31, 2002. The growth in revenue resulted primarily from increased sales of our WinDVD product in North America, which increased 36%.

Cost of revenue

Cost of revenue increased to $5.4 million, or 41% of revenue, for the three months ended March 31, 2003 from $4.0 million, or 36% of revenue, for the three months ended March 31, 2002. The increase in absolute dollars is due primarily to higher unlicensed third-party royalties as a result of higher unit shipments. Included in cost of revenue for the three months ended March 31, 2002 was a settlement of intellectual property matters of $103,000.

Gross margin

Gross margin decreased to 59% of revenue for the three months ended March 31, 2003 from 64% for the three months ended March 31, 2002. The decrease resulted primarily from lower average selling prices of our WinDVD product to our major OEM customers during the quarter.

Research and development expenses

Research and development expenses decreased to $1.7 million, or 13% of revenue, for the three months ended March 31, 2003 from $2.0 million, or 18% of revenue, for the three months ended March 31, 2002. The decrease resulted primarily from a reduction in payroll and consulting spending by $200,000 and a reduction in legal spending by $107,000. The reduction in payroll and consulting spending resulted primarily from a shift in personnel resources to overseas locations with lower cost structures. We believe that a significant level of research and development expenses will be required to remain competitive, and, as a result, we expect these expenses to increase in absolute dollars in the future.

Sales and marketing expenses

Sales and marketing expenses increased to $2.3 million, or 17% of revenue, for the three months ended March 31, 2003 from $1.8 million, or 16% of revenue, for the three months ended March 31, 2002. The increase was primarily attributable to higher payroll expenses of $315,000 due to increased sales and marketing headcount and higher promotional expenses of $100,000 and higher tradeshow expenses of $93,000. These increased expenses were partially offset by lower commissions paid to outside sales representatives of $267,000. We intend to actively market, sell and promote our products and take actions to further develop our brand name and retail presence. Therefore, we expect sales and marketing expenses to increase in absolute dollars in the future.

General and administrative expenses

General and administrative expenses increased slightly to $951,000, or 7% of revenue, for the three months ended March 31, 2003 from $896,000, or 8% of revenue, for the three months ended March 31, 2002. We expect general and administrative expenses to continue to increase in absolute dollars as we build our infrastructure to support our anticipated growth and operations as a public company.

Stock compensation expenses

Stock compensation expenses decreased to $333,000 for the three months ended March 31, 2003 from $921,000 for the three months ended March 31, 2002. Stock compensation expenses related to the issuance of stock options are amortized on an accelerated basis over the four-year vesting period of the options. Also, expenses are primarily incurred when options are granted with exercise prices less than the deemed fair market value of the underlying common stock, which we do not anticipate occurring after the offering. Accordingly, we expect stock compensation expenses to decrease in future periods.

Other income, net

Other income, net consists primarily of interest earned on our cash and cash equivalent balances, offset by other expenses. Other income, net increased to $86,000 for the three months ended March 31, 2003 from $76,000 for the three months ended March 31, 2002.

Provision (benefit) for income taxes

We recorded a provision for income taxes of $1.1 million for the three months ended March 31, 2003 and a provision for income taxes of $596,000 for the three months ended March 31, 2002. In the first quarter of 2002, the only income tax expense or benefit we recognized was related to foreign withholding taxes, as all tax benefits were fully reserved. In the third quarter of 2002, we recorded a benefit for income taxes as a result of our reassessment of the recoverability of our deferred tax assets as being more likely than not, resulting in the release of a significant portion of our valuation allowance. As such, in the first quarter of 2003, we are recording tax expense on profits at the federal and state statutory rates, with adjustments for permanent book and tax differences. Realization of our deferred tax assets of $5.5 million is dependent on our generating sufficient taxable income in the future. Although realization is not assured, we believe it is more likely than not that the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced.

Comparison of Years Ended December 31, 2002 and 2001

Revenue

Revenue increased 35% to $45.5 million for the year ended December 31, 2002 from $33.8 million for the year ended December 31, 2001. The growth in revenue resulted primarily from increased sales of our WinDVD product in Asia and to a lesser extent in North America, which increased 65% and 16%, respectively.

Cost of revenue

Cost of revenue decreased to $16.9 million, or 37% of revenue, for the year ended December 31, 2002 from $17.9 million, or 53% of revenue, for the year ended December 31, 2001. The decrease in absolute dollars is due primarily to lower costs of unlicensed third-party royalties, lower costs of settlement of intellectual property matters and lower amortization of software license agreement. This decrease was offset somewhat by higher royalties as a result of higher unit shipments. Unlicensed royalties and costs of settlement of intellectual property matters decreased to $620,000 in 2002 from $5.4 million, or 16% of revenue, in 2001. This decrease was offset by a reduction in accrued unlicensed royalties of $363,000 resulting from one of the settlements incurred during the year ended December 31, 2002. For the year ended December 31, 2002, we concluded intellectual property settlements with, and paid in cash or stock $4.4 million to, certain OEM customers and patent holders.

In December 2000, we entered into a software license agreement providing for an aggregate of $1.1 million of minimum royalty payments. The associated expense was recognized on a straight-line basis over the agreement term. In September 2001, we determined that a large portion of the minimum royalty payment would be unrealizable and was impaired. Accordingly, during the year ended December 31, 2001, $1.0 million was charged to amortization of software license agreement of which $724,000 represents a charge for impairment. The remaining $50,000 as of December 31, 2001 is being recorded as cost of revenue over the remaining agreement term.

Gross margin

Gross margin increased to 63% of revenue for the year ended December 31, 2002 from 47% for the year ended December 31, 2001. The increase resulted primarily from lower costs of settlement of intellectual property matters and lower amortization of software license agreement as noted above partially offset by lower average selling prices of our WinDVD product.

Research and development expenses

Research and development expenses decreased to $7.2 million, or 16% of revenue, for the year ended December 31, 2002 from $9.0 million, or 27% of revenue, for the year ended December 31, 2001. The decrease resulted primarily from a reduction in payroll spending of $1.1 million due to the restructuring we implemented in June 2001 and the shift in personnel resources overseas to locations with lower cost structures and lower license fees of $359,000.

Sales and marketing expenses

Sales and marketing expenses increased slightly to $8.2 million, or 18% of revenue, for the year ended December 31, 2002 from $7.9 million, or 23% of revenue, for the year ended December 31, 2001. The increase was primarily attributable to higher payroll expenses of $607,000 and communication expenses of $120,000 due to increased sales and marketing headcount in the year ended December 31, 2002 offset somewhat by lower promotional expenses of $442,000.

General and administrative expenses

General and administrative expenses increased to $3.8 million, or 8% of revenue, for the year ended December 31, 2002 from $3.0 million, or 9% of revenue, for the year ended December 31, 2001. The increase in absolute dollars was primarily attributable to increased professional services of $619,000, primarily related to our initial public offering and reaudit, and increased payroll costs of $114,000.

Stock compensation expenses

Stock compensation expenses increased to $2.5 million for the year ended December 31, 2002 from $1.9 million for the year ended December 31, 2001. The increase was due to additional stock options being granted and a full year of amortization expense associated with the prior year’s stock option grants.

Amortization of goodwill

Amortization of goodwill decreased to $0 for the year ended December 31, 2002 from $298,000 for the year ended December 31, 2001 as a result of implementing SFAS No. 142. If at any time we determine goodwill to be impaired, we will record an impairment charge in the period in which this determination is made.

Cost of delayed public offering

During the years ended December 31, 2002 and 2001, we incurred $1.7 million and $710,000, respectively, of professional costs in connection with the preparation of our initial public offering. In September 2002 and also in September 2001, our offering was delayed and all costs previously capitalized were expensed.

Impairment of promotional agreement

        In March 2001, we entered into a promotional agreement with an online music provider for exclusive marketing and promotion space for our WinRip product. In accordance with the agreement, we were required to pay $1.1 million over 12 months and provide a $600,000 standby line of credit. During the period from March 2001 to August 2001, we incurred $550,000 for promotional costs, which have been recorded in sales and marketing expenses. In September 2001, based on the results of the promotion, we determined that the remaining $550,000 of committed promotional expense under the contract was unrealizable. There were no charges recorded during the year ended December 31, 2002.

Restructuring costs

During the second quarter of 2001, management approved a restructuring plan to reduce our workforce and consolidate offices to align our cost structure with our projected revenue growth and economic and industry conditions at the time. A one-time charge of $850,000 related to this plan was recorded in operating expenses in the second quarter. This charge included $257,000 related to employee terminations and $593,000 related to office closures. As of December 31, 2002, the remaining accrual of $101,000 related to the future payment of restructuring expenses, all of which was related to office closures. This restructuring eliminated approximately 25% of our worldwide employee workforce, including employees in research and development, sales and marketing, and general and administrative.

Other income, net

Other income, net decreased to $24,000 for the year ended December 31, 2002 from $537,000 for the year ended December 31, 2001. The decrease related primarily to a write-down of $200,000 in the carrying value of an investment in a private company that management determined was no longer recoverable, a loss of $143,000 resulting from the disposal of property and equipment and a reduction of $202,000 in interest income due to lower interest rates recorded for the year ended December 31, 2002.

Provision (benefit) for income taxes

We recorded a benefit for income taxes of $2.4 million for the year ended December 31, 2002 and a provision for income taxes of $924,000 for the year ended December 31, 2001. In the third quarter of 2002, we recorded a benefit for income taxes as a result of our reassessment of the recoverability of our deferred tax assets as being more likely than not and the resulting release of a significant portion of our valuation allowance. The amount of the valuation allowance that existed at December 31, 2001 and that was reversed in the third quarter of

2002 was $7.4 million. Excluding the effects of this reversal, the provision for income taxes increased to $2.4 million for the year ended December 31, 2002 from $924,000 for the year ended December 31, 2001 due to higher foreign sales in countries subject to withholding taxes, increased non-deductible expenses and the recording in 2002 of a tax provision for payment of federal and state taxes.

Comparison of Years Ended December 31, 2001 and 2000

Revenue

Revenue increased 119% to $33.8 million for the year ended December 31, 2001 from $15.4 million for the year ended December 31, 2000. The growth in revenue resulted primarily from increased sales of our WinDVD product.

Cost of revenue

Cost of revenue increased to $17.9 million, or 53% of revenue, for the year ended December 31, 2001 from $5.1 million, or 33% of revenue, for the year ended December 31, 2000. The increase in absolute dollars is due primarily to higher unlicensed third-party royalties, cost of settlement of intellectual property matters and amortization of software license agreement as well as higher revenue and unit shipments compared to the year ended December 31, 2000. Product costs increased to $16.9 million, or 50% of revenue, for the year ended December 31, 2001 from $5.1 million, or 33% of revenue, for the year ended December 31, 2000. The increase was primarily due to higher unlicensed third-party royalties and higher costs of settlement of intellectual property matters of $5.4 million, or 16% of revenue, and an increase in average royalty unit costs owed to third parties for incorporation of their technology into our products. In addition, $1.0 million was included in cost of revenue in 2001 that was charged to amortization of software license agreement as described above.

Gross margin

Gross margin decreased to 47% of revenue for the year ended December 31, 2001 from 67% for the year ended December 31, 2000. The decrease resulted primarily from higher costs of settlement and amortization of software license agreement as noted above.

Research and development

Research and development expenses increased to $9.0 million, or 27% of revenue, for the year ended December 31, 2001 from $6.6 million, or 43% of revenue, for the year ended December 31, 2000. The increase in absolute dollars resulted primarily from increased personnel and consulting costs, facilities-related expenses and outside professional fees. Research and development expenses for the year ended December 31, 2000 include an in-process research and development charge resulting from the AVPD acquisition.

Sales and marketing

Sales and marketing expenses increased to $7.9 million, or 23% of revenue, for the year ended December 31, 2001 compared to $4.9 million, or 32% of revenue, for the year ended December 31, 2000. The increase in absolute dollars was primarily attributable to supporting our higher level of sales, which included higher personnel costs, commissions paid to third-party sales representatives, promotional expenses, consulting costs and facilities-related expenses.

General and administrative

General and administrative expenses increased to $3.0 million, or 9% of revenue, for the year ended December 31, 2001 from $2.7 million, or 17% of revenue, for the year ended December 31, 2000. The increase in absolute dollars was primarily attributable to increased payroll costs and professional services.

Stock compensation expenses

Stock compensation expenses decreased to $1.9 million for the year ended December 31, 2001 from $2.9 million for the year ended December 31, 2000, due to the reduction in the number of stock options issued to non-employees during 2001 and the accelerated method of amortizing employee deferred stock compensation in 2000.

Amortization of goodwill

The amortization of goodwill increased to $298,000 for the year ended December 31, 2001 from $174,000 for the year ended December 31, 2000. The year ended December 31, 2000 includes seven months of amortization expense compared to twelve months included in the year ended December 31, 2001.

Cost of delayed public offering

During the year ended December 31, 2001, we incurred $710,000 of professional costs in connection with the preparation of our initial public offering. In September 2001, this offering was delayed and all costs were expensed.

Impairment of promotional agreement

In March 2001, we entered into a promotional agreement with an online music provider for exclusive marketing and promotion space for our WinRip product. In accordance with the agreement, we were required to pay $1.1 million over 12 months and provide a $600,000 standby line of credit. During the period from March 2001 to August 2001, we incurred $550,000 for promotional costs under the agreement, which have been recorded in sales and marketing expenses. In September 2001, based on the results of the promotion, we determined that the remaining $550,000 of committed promotional expense under the contract was unrealizable.

Restructuring costs

During the second quarter of 2001, management approved a restructuring plan to reduce our workforce and consolidate offices to align our cost structure with our projected revenue growth and economic and industry conditions at the time. A charge of $850,000 related to this plan was recorded in operating expenses in the second quarter of 2001. This charge included $257,000 related to employee terminations and $593,000 related to office closures. As of December 31, 2001, the remaining accrual was $307,000 related to the future payment of restructuring expenses, of which $2,000 related to employee terminations and $305,000 related to office closures. This restructuring eliminated approximately 25% of our worldwide employee workforce, including employees in research and development, sales and marketing, and general and administrative.

Other income, net

Other income, net decreased to $537,000 for the year ended December 31, 2001 from $555,000 for the year ended December 31, 2000. Interest income decreased to $460,000 for the year ended December 31, 2001 compared to $652,000 for the year ended December 31, 2000. This decrease in interest income was primarily attributable to lower average cash and cash equivalent balances and lower yields in 2001. In 2000, we also recorded a $134,000 loss on fixed assets disposed during this period. No significant fixed assets were disposed of in the year ended December 31, 2001, excluding certain assets disposed of as a result of our restructuring.

Provision for income taxes

The provision for income taxes increased to $924,000 in the year ended December 31, 2001 from $552,000 in the year ended December 31, 2000 due to higher withholding tax generated from foreign sales in Japan and Taiwan and taxable income generated in our Japanese subsidiary.

Quarterly Results of Operations

The following table sets forth unaudited consolidated statements of operations data for the nine quarters ended March 31, 2003. The unaudited consolidated information for each of these quarters has been prepared on substantially the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results for the interim periods are not necessarily indicative of our results of operations for the entire year.

	Three months ended
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003
(in thousands)	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)
Revenue	$7,722	$7,359	$8,185	$10,497	$11,167	$11,802	$11,176	$11,349	$13,373

Product costs	2,797	2,847	3,016	8,235	3,956	4,172	3,976	4,746	5,430
Amortization of software license agreement	131	131	725	13	13	5	5	6	5

Cost of revenue	2,928	2,978	3,741	8,248	3,969	4,177	3,981	4,752	5,435

Gross profit	4,794	4,381	4,444	2,249	7,198	7,625	7,195	6,597	7,938
Operating expenses:
Research and development	2,468	2,367	2,096	2,104	2,022	1,905	1,702	1,556	1,714
Sales and marketing	2,004	2,154	2,075	1,645	1,759	1,922	2,045	2,453	2,275
General and administrative	675	777	773	765	896	1,006	943	933	951
Stock compensation	526	378	475	475	921	813	461	274	333
Amortization of goodwill	74	74	75	75	—	—	—	—	—
Cost of delayed public offering	—	—	710	—	—	—	1,728	—	—
Impairment of promotional agreement	—	—	550	—	—	—	—	—	—
Restructuring costs	—	850	—	—	—	(20)	—	—	—

Total operating expenses	5,747	6,600	6,754	5,064	5,598	5,626	6,879	5,216	5,273

Income (loss) from operations	(953)	(2,219)	(2,310)	(2,815)	1,600	1,999	316	1,381	2,665
Other income (expenses), net	178	122	130	107	76	(107)	(65)	120	86

Income (loss) before provision (benefit) for income taxes	(775)	(2,097)	(2,180)	(2,708)	1,676	1,892	251	1,501	2,751
Provision (benefit) for income taxes	151	232	85	456	596	1,063	(4,319)	251	1,143

Net income (loss)	$(926)	$(2,329)	$(2,265)	$(3,164)	$1,080	$829	$4,570	$1,250	$1,608

(1)	See Note 2 of notes to consolidated financial statements. The operating results for the quarters ended March 31, June 30 and September 30, 2001 have been restated to reflect the following:

•	A decrease in revenue of $366,000 and $41,000 for the quarters ended March 31 and June 30, 2001, respectively, and an increase in revenue of $407,000 for the quarter ended September 30, 2001 to recognize revenue from two OEM customers upon our receipt of both evidence of a signed agreement and evidence of the products being sold by the OEMs.

•	A decrease of $110,000 and $16,000 in commission and foreign withholding tax expense in the quarters ended March 31 and June 30, 2001, and an increase of $126,000 in such expense during the quarter ended September 30, 2001 to recognize the expense as incurred with respect to the two OEM agreements discussed above.

•	An increase in cost of amortization of software license agreement of $131,000 and $118,000 for the quarters ended March 31 and June 30, 2001, respectively, and a decrease in cost of amortization of software license agreement of $249,000 for the quarter ended September 30, 2001 to amortize the cost on a straight-line basis until the point of impairment during the quarter ended September 30, 2001.

Revenue

Over the nine quarters presented, our quarterly revenue grew to $13.4 million for the quarter ended March 31, 2003 from $7.7 million for the quarter ended March 31, 2001. Revenue has increased over the periods as we have increased OEM and retail sales of our products and expanded our product line. In the quarter ended June 30, 2001, revenue decreased to $7.4 million from $7.7 million for the prior quarter due to lower average selling prices partially offset by increased unit sales. In the quarter ended September 30, 2002, revenue decreased to $11.2 million from $11.8 million for the prior quarter resulting primarily from a decline in our PC OEM customers’ unit sales. The growth over the periods presented was primarily the result of increased sales of our WinDVD product.

Gross margin

Our gross margin has fluctuated over the nine quarters presented in the table above. Gross margin generally increased from 62% and 60% in the quarters ended March 31, 2001 and June 30, 2001, respectively, to 65% and 64% in the quarters ended June 30, 2002 and September 30, 2002, and has subsequently decreased to 58% and 59% in the quarters ended December 31, 2002 and March 31, 2003, respectively. This recent decrease primarily resulted from declining average selling prices charged to our major OEM customers partially offset by higher margin Web sales. Gross margin for the quarter ended September 30, 2001 was 54%, with the decrease primarily resulting from a charge of $725,000 relating to the amortization of a software license agreement. Gross margin for the quarter ended December 31, 2001 was 21%, with the decrease primarily resulting from a charge of $4.2 million relating to the settlement of intellectual property matters. Without these charges, our gross margin for the quarters ended September 30, 2001 and December 31, 2001 would have been 63% and 61%, respectively. Because the amount and timing of future charges associated with the settlement of intellectual property matters cannot be determined, we believe that it may be useful to investors to present our gross margins without taking into account such charges. Because there are no generally accepted industry standards for presenting non-GAAP results, the methods used by us may differ from methods used by other companies. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Operating expenses

Our total operating expenses have fluctuated over the nine quarters presented in the table above. In the second quarter of 2001, we effected a corporate restructuring and recorded an associated charge of $850,000. Operating expenses remained constant between the second quarter of 2001 and the third quarter of 2001. In the third quarter of 2001, we recorded a charge of $710,000 related to a delayed public offering and $550,000 related to the impairment of a promotional agreement. The decrease in research and development expenses from the first quarter of 2001 to the second quarter of 2001 was primarily attributable to lower consulting expenses due to the completion of WinRip. The overall decrease in research and development costs from the second quarter of 2001 to the first quarter of 2003 was primarily due to decreased payroll and consulting spending due to the restructuring we implemented in June 2001 and the shift in personnel resources overseas to locations with lower cost structures. The decrease in marketing and sales expenses from $2.1 million in the third quarter of 2001 to $1.6 million in the fourth quarter of 2001 was primarily due to a decrease in marketing activities such as trade show and other promotional activities. The overall increase in marketing and sales expense from the fourth quarter of 2001 to the first quarter of 2003 was due to an increase in personnel and associated costs as we grew our marketing and sales infrastructure to support our expanding customer base and new products. The overall increase in general and administrative expenses from $675,000 in the first quarter of 2001 to $951,000 in the first quarter of 2003 was primarily due to increased personnel expense and outside professional fees in line with our growing worldwide customer base and increased business complexity. In the third quarter of 2002, we recorded a charge of $1.7 million related to a delayed public offering.

We expect our operating results to fluctuate on an annual and quarterly basis in the future due to a variety of factors, many of which are outside our control. The license of software-based digital video and audio solutions for incorporation in products in the PC and consumer electronics industries is new, and it is difficult to predict the future growth rate, if any, or size of the market for our products. We may be unable to accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us. In addition, the market for the PCs into which our products are incorporated is highly cyclical, which may cause our operating results to fluctuate. Our current and future expense levels are based largely on our investment plans and estimates of future revenue and are, to a large extent, fixed. As a result, we may fail to make accurate financial forecasts and adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results. Due to these and other factors, quarter-to-quarter comparisons of our operating results may not be meaningful, and you should not rely on our results for any one quarter as an indication of our future performance.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private sales of convertible preferred stock, which have generated gross proceeds of $21.2 million, and the sale of our products. As of March 31, 2003, we had cash and cash equivalents of $18.5 million.

Net cash provided by operating activities was $2.3 million for the three months ended March 31, 2003, $6.9 million for the year ended December 31, 2002, and $1.4 million for the year ended December 31, 2001. This increase primarily resulted from sales of our WinDVD product. Net cash used in operating activities was $330,000 in 2000 and resulted primarily from net losses from operations in that period.

Net cash used in investing activities was $871,000 for the three months ended March 31, 2003 and $4.2 million for the year ended December 31, 2002. Cash used in investing activities in the three months ended March 31, 2003 was due to purchases of property and equipment and short-term investments. Of the $4.2 million expended in 2002, $3.5 million resulted from the purchase of short-term investments and the remainder was property and equipment purchases. Net cash used in investing activities was $1.7 million in 2001 and $4.4 million in 2000. Of the $1.7 million expended in 2001, $1.0 million was the final payment for the purchase of AVPD and the remainder was property and equipment purchases. Of the $4.4 million expended in 2000, $2.2 million was due to a partial payment for the purchase of AVPD and $2.2 million was purchases of property and equipment and long-term investments.

Cash provided by financing activities was $2,000, $90,000 and $111,000 for the three months ended March 31, 2003 and the years ended December 31, 2002 and December 31, 2001, respectively, due to the issuance of common stock upon the exercise of stock options. Cash provided by financing activities was $16.8 million in 2000 primarily resulting from sales of convertible preferred stock and, to a lesser extent, the issuance of common stock upon the exercise of stock options.

We currently have no significant commitments for capital expenditures. We anticipate that we will increase our capital expenditures consistent with our anticipated growth in personnel and infrastructure, including facilities and systems.

We believe that the net proceeds from the sale of common stock in this offering, together with our current cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. To the extent the proceeds of this offering and our existing sources of cash and cash flow from operations are not sufficient to fund our activities, we will need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in us will be reduced. If we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants, which could limit our ability to take advantage of future opportunities or respond to competitive pressures or unanticipated industry changes. Additional financing may not be available when needed and, even if such financing is available, it may not be available on terms acceptable to us. In addition, although we have no present understandings, commitments or agreements with respect to any acquisitions of other businesses, services, products or technologies, we may from time to time evaluate potential acquisitions. These acquisitions may increase our capital requirements and reduce your percentage ownership in us.

Disclosures About Contractual Obligations and Commercial Commitments

As of December 31, 2002, future minimum commitments under operating leases are as follows (in thousands):

Fiscal Year	Lease
2003	$730
2004	3

$733

As of December 31, 2002 the Company had an outstanding standby letter of credit for $116,000 issued in connection with a building lease. We have no other fixed contractual obligations or commercial commitments that are not already accrued for in our financial statements.

Disclosures About Effects of Transactions With Related and Certain Other Parties

See “Related Party Transactions” for a discussion of transactions with related and certain other parties.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

To date, all of our revenue has been denominated in U.S. dollars. We expect, however, to begin denominating revenue from selected international markets in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar. Although we will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques to minimize the effect of these fluctuations, exchange rate fluctuations may harm our financial results.

Interest rate risk

We have limited exposure to financial market risks, including changes in interest rates. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that we are not exposed to any material market risk.

Critical Accounting Policies

Our critical accounting policies are as follows:

Revenue recognition

Our revenue is derived from fees paid under software licenses granted primarily to PC OEMs, retail distributors, retail customers and directly to end users. We record revenue generated from these sales in accordance with SOP 97-2, “Software Revenue Recognition,” as amended, under which revenue is recognized when evidence of an arrangement exists, delivery of the software has occurred, the fee is fixed and determinable, and collectibility is probable.

We sell to OEMs and directly to end users. Under the terms of our license agreements with the OEMs, they are entitled only to unspecified upgrades on a when and if available basis, prior to sell through to end users. Under the terms of our revenue recognition policy, we recognize revenue based on evidence of products being sold by the OEMs’ customers. We do not have any obligation to provide upgrades to the OEMs’ customers. Accordingly, we do not defer any revenue as we no longer have an obligation once an OEMs’ products have been shipped and we have recorded revenue.

Under the terms of the OEM license agreements, each OEM will qualify the Company’s software on their hardware and software configurations. Once the software has been qualified, the OEM will begin to ship products and report sales to us, at which point we will record revenue. The OEM will have the right to return the software prior to qualification. Once the software has been shipped, the OEM does not have a right of return to us. Therefore, we do not maintain a returns reserve related to OEM sales. Under the terms of our OEM license agreements, the OEM has certain inspection and acceptance rights. These rights lapse once the product has been qualified and the shipment reported to us. Therefore, these acceptance rights do not impact the amount or timing of revenue recognition.

Most OEMs pay a license fee based on the number of copies of licensed software included in the products sold to their customers. These OEMs pay fees on a per-unit basis, and we record associated revenue when we receive notification of the OEMs’ sales of the licensed software to the end users. The terms of the license agreements generally require the OEMs to notify us of sales of our products within 30 to 45 days after the end of the month or quarter in which the sales occur. As a result, we generally recognize revenue in the month or quarter following the sales of the product to these OEMs’ customers.

A small number of OEMs that primarily sell PC components place orders with us for a fixed quantity of units at a fixed price. In such cases, qualification of our products is not required, and these OEMs have no rights to upgrades or returns. We generally recognize revenue upon shipment to these OEMs.

Revenues from certain OEM agreements call for the payment of fees for non-recurring engineering services primarily to port our software to the OEM’s hardware platform. If the agreement calls for us to provide unspecified future upgrades, revenue is recognized ratably over the remaining contract period following delivery and acceptance. If the agreement does not call for unspecified future upgrades, revenue is recognized over the period that the non-recurring engineering services are performed or upon acceptance of final product.

End-user sales are made directly through our websites. We do not offer specified upgrade rights to any class of customer, and there are no unspecified upgrade rights associated with end-user sales. We recognize revenue from sales through our websites upon delivery of product and the receipt of payment by means of an authorized credit card. End users who purchase our software from our website do not have rights of return.

Certain distributors and retailers, primarily in Japan, have limited rights to return products that were purchased in the previous six months. These distributors have no rights to product upgrades. We generally recognize revenue, net of estimated returns, upon shipment to these distributors and retailers. Other distributors and retailers, primarily in the United States, have unlimited rights of return. We generally recognize revenue upon receipt of evidence that the distributors and retailers have sold our products.

Certain customer agreements call for the payment by us of marketing development funds, co-operative advertising fees, rebates or similar charges. We account for such fees as a reduction in revenue. Commissions paid to third-party sales representatives are included in sales and marketing expenses.

Valuation of accounts receivable

We make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, we analyze historical collection experience, customer concentrations, customer credit-worthiness and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect our future ability to collect outstanding receivables or if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required.

Impairment of long-lived assets

When events and circumstances warrant a review, we evaluate the carrying value of long-lived assets to be held and used. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets.

Impairment of goodwill and other intangible assets

With the implementation of new accounting pronouncements in 2002, we will continue to amortize finite-lived intangibles, but will no longer amortize infinite-lived intangibles such as goodwill and assembled workforce. Previously we amortized goodwill over its estimated useful life. Following adoption of SFAS 142, we will continue to evaluate whether any event has occurred which might indicate that the carrying value of an intangible asset, including goodwill, is not recoverable. In addition, SFAS 142 requires that goodwill be subject to at least an annual assessment for impairment by applying a fair value based test.

Accruals for unlicensed royalties and settlement agreement

We utilize technology in our products for which we do not currently hold, or have not in the past held, a license. We have accrued amounts for such usage as a component of cost of revenue based upon units sold under arrangements where we believe that we have a probable and estimatable legal obligation and upon published rates for such amounts. We recognized expense of approximately $820,000, $5.4 million, $620,000 and $0 for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. We also entered into settlement agreements and paid $4.4 million in stock and cash in the year ended December 31, 2002 and $0 in the three months ended March 31, 2003. As of March 31, 2003, accruals for unsigned agreements were $2.1 million. The published rates utilized have remained consistent but are expected to decrease in the future, which will impact the accrual in future periods. It is not known when agreements will ultimately be signed. Should the final arrangements result in royalty rates significantly different from these assumptions, our business could be harmed.

Determination of fair value of options granted to employees

We have recorded stock compensation charges representing the difference between the deemed fair value of our common stock for accounting purposes and the option exercise price. We determined the deemed fair value based upon several factors including our operating performance, significant events in our history, issuances of our convertible preferred stock, trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. We recorded deferred stock compensation of $3.6 million, $1.6 million, $2.3 million and ($1,000) and amortization of such expense of $1.9 million, $1.7 million, $2.3 million and $333,000 in the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. Had different assumptions or criteria been used to determine the deemed fair value of the stock options, materially different amounts of stock compensation expenses could have been reported.

Accounting for income taxes

In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Changes in the valuation allowance are included in our consolidated statement of operations as provision (benefit) from income taxes. We exercise significant judgment in determining our provision (benefit) for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefits from our deferred tax assets.

During 2002, we determined that it was more likely than not that we would realize a significant portion of our deferred tax assets in future periods. As a result, we determined that it was no longer necessary or appropriate to maintain a full valuation allowance related to the deferred tax assets which have been established in each year from inception to 2001. If actual circumstances differ from our expectations, we would be required to adjust these estimates in future periods and our financial position, cash flows and results of operations could be materially affected.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards are effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill will no longer be amortized, but will be subject to an annual impairment test. The standards also promulgate, among other things, new requirements for accounting for other intangible assets. Effective January 2002, we adopted SFAS No. 142. See Notes 3 and 13 of notes to consolidated financial statements for further discussion on treatment of goodwill and other intangible assets.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (“SFAS No. 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” Accordingly, gains or losses from extinguishment of debt are not reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 effective January 1, 2003. The adoption of SFAS No. 145 did not have a material impact on our financial position or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS No. 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring),” required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. We adopted SFAS 146 effective January 1, 2003. The adoption of SFAS 146 did not have a material impact on our financial position or results of operations.

In November, 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance or modification of a guarantee after December 31, 2002. In addition, FIN 45 requires disclosure about guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The Company adopted FIN 45 as of January 1, 2003. The Company’s software license agreements typically provide for indemnification of customers for intellectual property infringement claims. The Company has received notices of such claims in the past and may receive additional notices of claims in the future. The Company also warrants to customers that its software products operate substantially in accordance with specifications. Historically, minimal costs have been incurred related to product warranties. Additionally, from time to time the Company posts letters of credit to secure specific obligations to third parties and may guarantee specified obligations to third parties. The maximum potential future payments under letters of credit and other guarantees is not considered material as of March 31, 2003. The Company had no liability associated with any of its outstanding letters of credit or guarantees on its balance sheet as of March 31, 2003.

In December 2002, the FASB issued SFAS 148, “Summary of Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because we use the intrinsic-value method of accounting for stock-based employee compensation, SFAS 148 does not impact the our financial position or results of operations.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial position or results of operations.

BUSINESS

Company Overview

We are a leading provider of DVD software. We have developed a technology platform from which we have created a broad suite of integrated multimedia software products. These products span the digital video cycle by allowing users to capture, edit, author, distribute, burn and play digital video. Our multimedia software products bring the functionality of popular consumer electronics, or CE, products such as the DVD player and the digital video recorder, or DVR (also known as a PVR), to PCs. Our software is also used to enhance the functionality of next-generation CE devices.

As of March 31, 2003, we had sold more than 50 million copies of our flagship product, WinDVD, a software DVD player for PCs. We have historically derived nearly all of our revenue from sales of WinDVD to PC OEMs. In the future, we expect to derive an increasing percentage of our revenue from retail and web sales and from sales of products other than WinDVD, including:

•	WinDVD Creator, a video editing, DVD authoring and burning application;

•	InterVideo Home Theater, a media center suite for the viewing and management of digital media content; and

•	Linux-based products, versions of our DVD and DVR software designed for Linux-based PCs and CE devices.

Our software is bundled with products sold by eight of the top ten PC OEMs ranked in terms of sales by IDC. Our PC OEM customers include Dell, Fujitsu, Fujitsu Siemens, Hewlett-Packard (including the former Compaq), IBM, Sony and Toshiba. In addition to PC OEMs, we have recently begun to sell our products to CE manufacturers, such as Sony. We also sell our products to PC peripherals manufacturers worldwide and offer our software in up to 27 languages. We also sell our products through retail channels and directly to consumers through our websites, which currently operate in 12 languages.

We believe our PC OEM customers choose our products because of the following factors:

Quality and functionality:    We strive to improve and expand the quality and functionality of our products in each generation. Our multimedia software solutions utilize our well-established technology to offer many advanced features that enhance the user’s experience.

OEM support:    We have extensive experience working with and supporting the demands of OEM customers and have established practices and procedures to offer them fast, efficient and global support.

Ease-of-use:    Our products feature interfaces that are intuitive and easy to use. Most of our products feature a common interface that helps users feel comfortable using our different products.

Ease-of-integration:    We have worked with leading PC OEMs and incorporated our software on over 1,200 PC configurations. Our layered architecture and modular components enable us to quickly integrate our products on new platforms and with other technologies.

Single vendor:    With our broad product offerings and capabilities, we are able to offer integrated multimedia software to capture, edit, author, distribute, burn and play digital video. This allows our PC OEM customers to minimize direct purchasing costs and reduce the burden of providing technical support for multiple tools from separate vendors.

        We have demonstrated that we are able to develop the core technologies and products that enable rapid migration of our products to CE devices in addition to multiple PC platforms. We intend to continue developing our intellectual property portfolio and expanding our product offerings to include additional digital multimedia features, such as the ability to deliver digital video and audio through a home network and to wireless electronics devices.

We began operations in 1998 and shipped our first products in 1999. During 2002 and 2003, we introduced WinProducer 3, WinDVR 3, WinDVD Creator, WinDVD Recorder, InterVideo Home Theater and InterVideo DVD Copy, a series of new products that incorporate our newly developed technologies for digital video solutions, including digital video editing, DVD authoring, DVD burning, direct recording from a camcorder or TV tuner to DVD and on-disk DVD editing.

Industry Background

Adoption and growth of digital technologies for multimedia content

Consumers have rapidly adopted digital technologies for capturing, editing, authoring, distributing, burning and playing multimedia content, beginning with the CD and continuing with the DVD. Manufacturers have incorporated these digital technologies into PCs and CE devices to meet this growing demand. According to the Consumer Electronics Association, the DVD player, which can be used for playing both CDs and DVDs, is the fastest growing consumer electronics product of all time.

The functionality of multimedia hardware and software for the PC continues to grow. Users increasingly consider multimedia hardware and software to be necessary components of a PC. This consumer demand is reflected in the large percentage of new PCs that include DVD-ROM or DVD-recordable drives or other multimedia functionality. Gartner Dataquest estimates that the total market for PC DVD-ROM drives, combination DVD-ROM and CD-RW drives as well as DVD-recordable drives will grow from approximately 33 million units in 2001 to approximately 160 million units in 2006, a compound annual growth rate of 37%. All of these hardware PC components or peripheral devices require software to function and must share operating standards with other components of the PC.

The establishment of common standards by government and private organizations has helped drive the growth of digital technologies for multimedia content. The consumer electronics, computer, broadcast and telecommunications industries have recognized that broad consumer acceptance of products embodying new digital technologies depends upon the adoption of industry-wide technical and performance standards. The standards that have driven, and we believe will continue to drive, the growth of digital technologies for multimedia content include:

•	DVD format—digital encoding of high quality digital video and audio content on optically readable discs, with multiple language options, subtitle options and other navigation and entertainment features;

•	MPEG-1—compression of still images and real-time, low-cost compression and decompression of moving images;

•	MPEG-2—compression of video and audio data for broadcast and playback applications used in DVD and HDTV;

•	MP3—compression of audio data for playback applications, technically referred to as MPEG-1 Layer 3;

•	MPEG-4—a developing standard for compression of video and audio under low transmission rates used particularly in wireless applications;

•	Dolby Digital and Digital Theater Systems, or DTS—compression of audio for use in multi-channel digital surround sound systems; and

•	802.11, RTP, RTCP and RTSP—physical and logical protocols for the transmission of multimedia content, including digital video, over wired and wireless networks.

The PC as a digital multimedia platform

PCs are well suited for high quality multimedia entertainment and have emerged as a pervasive platform for digital multimedia technologies primarily due to improvements in storage technology, advances in microprocessor technology and developments in multimedia applications. In the mid-1980s, consumer electronics companies pioneered digital multimedia technologies, such as CD technology, which paved the way for the growth of high quality multimedia content.

In recent years, DVD technology has emerged as an important format for portable distribution of high quality video and audio. DVDs can store up to 18 gigabytes of compressed data on a single disc. In comparison to hard disk drives, DVDs are a cost-effective means of storing and playing professional broadcast-quality video and audio content.

The increased capacity of hard disk drives and corresponding decrease in the cost of storage have enabled consumers to use the PC as a tool to manage multimedia content, which often requires large amounts of storage capacity. At the same time, the advent of high-powered, low-cost microprocessors has enabled consumers to capture, edit, author, distribute, burn and play high quality digital video and audio on PCs at a more affordable cost.

The introduction of new multimedia applications designed for both entertainment and computing has enabled consumers to more easily use PCs as their digital multimedia platform. An example of these types of applications is Microsoft’s Windows Media Center. Windows Media Center and competitive media center applications from other vendors enable users to watch or record television, watch DVD movies, listen to music and utilize other multimedia functions using a PC with a television as the interface. The introduction of these types of products has created an entirely new product category for PC manufacturers called the living room PC. In addition, as home networking becomes more popular, many of the functions of dedicated CE devices may be incorporated into the PC and distributed through set-top hardware, which can receive signals from the PC acting as the central multimedia entertainment gateway for the home.

The proliferation of digital multimedia CE devices

In addition to the rapid growth in popularity of PCs offering full-featured digital multimedia functionality, demand for CE devices that provide digital multimedia functionality has also grown rapidly. For instance, DVRs, which record and time-shift television programming, are growing in popularity. According to IDC, worldwide shipments of stand-alone DVRs and DVR-enabled set-top boxes should reach nearly 17.8 million in 2006, from 570,000 in 2001, representing a compound annual growth rate of approximately 99%. We anticipate that CE device manufacturers will increasingly utilize third-party Linux-based software to operate these DVRs because of the inherent cost advantages. Device makers may look to partner with third-party multimedia software vendors in creating these next-generation CE devices.

As Internet usage increases, more households will have ready access to the variety of digital multimedia content available over the Internet. Consumers may replace traditional fixed-function CE devices with more sophisticated and flexible devices that incorporate multimedia software. These devices, as well as the PC, can act as home digital multimedia entertainment centers, thus creating a new class of CE devices that enable consumers to access, store and distribute multimedia content throughout the home.

Market opportunity for a complete multimedia software solution

Advances in digital technology enable the PC to serve as a versatile, feature-rich and reasonably priced digital entertainment platform. All PC multimedia hardware components require software to operate. As a result, we believe that multimedia software has become a standard PC feature and also serves as an opportunity for OEMs to add value to their products, improve their margins and differentiate their products from those of their competitors.

As CE manufacturers increasingly develop and market products based on a PC architecture in order to reduce the cost and increase the flexibility of their products, we expect the market opportunity for multimedia software to grow in this market segment. We believe that all of these factors will create market opportunities for a complete multimedia software solution that:

•	consists of an integrated and interoperable suite of multimedia software products providing broad functionality;

•	works with a variety of PC operating systems and multimedia devices, thereby reducing costs and improving time to market for OEMs; and

•	can be upgraded rapidly to incorporate new features, technologies and products, thereby reducing development time and costs and mitigating the risk of obsolescence for consumers.

The InterVideo Solution

We are a leading provider of DVD software, and we offer a broad suite of advanced digital video and audio multimedia software products that allow users to record, edit, author, distribute, burn and play digital multimedia content on PCs and CE devices. We help PC OEMs, CE manufacturers and PC peripherals manufacturers add value to their products, improve margins and differentiate their products from those of their competitors.

Key elements of our solution include the following:

A broad, integrated multimedia software solution for the PC

Our broad software suite provides OEMs and consumers with a single solution for a variety of multimedia functions. PCs running our integrated multimedia software can replace several dedicated hardware components such as separate DVD players, DVRs, MP3 players, CD players and digital television set-top boxes. Our products have a common look and feel and allow users to toggle quickly and seamlessly between multimedia functions, such as viewing DVDs or TV and listening to music.

Core technology that operates on a variety of platforms

Over 90% of the software code in each of our products is platform independent, which enables us to quickly port our suite of products to new operating systems or hardware platforms, including CE devices. Our “single build” approach allows the current version of our software to operate on multiple Windows operating systems, including Windows 95, 98, NT4.0, 2000, ME and XP editions. We have also developed versions of our key products for the Linux operating system, which is one of the primary operating systems used in next-generation CE devices.

WinDVD has been certified by Microsoft’s Windows Hardware Quality Lab, or WHQL, as a Motion Video Device on more than 1,200 PC hardware and software configurations, which is more than any other PC DVD software provider. In addition, our software is compatible with a broad range of multimedia hardware products, including specialized graphics chips, audio cards and DVD drives from various suppliers and in various configurations. We believe this is a significant benefit to OEMs because they do not have to undertake as time-consuming and cost-intensive a qualification process for each new combination of multimedia software and hardware.

Layered architecture that we have adapted to new technologies and upgraded to incorporate new features

Our core technology is based on a layered architecture that enables us to respond and adapt to new technologies in an industry characterized by rapid change. We believe that our layered architecture enables PC OEMs to offer their customers highly customized PCs with lower customer service costs than would be required if they had to support multiple builds. Because our modular components are arranged in layered structures, we can add new features to a product and create new products by plugging in new components into appropriate layers. For example, our WinDVD Recorder product reuses the WinDVD architecture with integrated TV and DV recording components. Because we generally customize only a small portion of code in order to develop a new product, we have been able to meet OEM demand for a variety of new products efficiently.

Our product architecture has allowed us to efficiently develop new products incorporating additional functionality, such as digital video recording, on-disk editing and direct recording onto DVDs. As a result, we can provide our customers with the ability to increase the functionality of their products at a low cost and in a short time frame, which we believe has enabled them to differentiate their products from competitors’ product offerings. Our proprietary layered architecture also generally enables consumers to update or upgrade multimedia features and capabilities without replacing hardware components, which decreases the risk of obsolescence.

Our Strategy

Our goal is to be the leading global provider of advanced digital video and audio multimedia software solutions for PCs, CE devices, PC peripherals, and home networks and other emerging markets. Key elements of our strategy include the following:

Increase PC OEM penetration and leverage existing and prospective OEM relationships to promote adoption of new products

We will seek to increase our market share by aggressively pursuing additional PC and peripherals OEM relationships. We plan to continue to leverage our strong market position and broad, integrated product suite to encourage our OEM customers to license additional software products and to encourage prospective OEMs to adopt our products. We have implemented this strategy with Hewlett-Packard (including the former Compaq), which first installed our WinDVD product on their PCs and then added our WinDVR product. We have also implemented this strategy with IBM and Fujitsu, which initially bundled WinDVD and now ship WinDVD Creator as well. In addition, the rapid market adoption of DVD recordable devices, such as DVD+RW drives, creates an opportunity for us to sell our OEM customers additional products such as WinDVD Recorder and WinDVD Creator. We expect our customers to bundle more of our software products with their PC products.

We believe that existing and prospective OEM customers will find our broad suite of integrated products with similar user interfaces more attractive than discrete products with different user interfaces, because the similarity of the user interfaces allows end users to learn how to use the software more quickly and easily. We believe this reduces customer support calls to our OEMs, which, in turn, reduces their costs.

Grow our established retail channel

We also intend to increase the sales of our products through retail channels and our websites. Our products are sold in more than 1,000 retail stores, including Best Buy, CompUSA, Fry’s and Microcenter retail stores. We are currently in negotiations with several additional national retailers that sell software for PCs. As part of our retail channel growth strategy, we intend to continue to increase our retail presence at several of the larger U.S. retailers that sell PC software.

In addition to increasing our revenues from our retail channel, we believe an expanded retail presence would increase our brand awareness. Increased brand awareness may drive increased traffic to our websites and increase our e-commerce revenues. The increased brand awareness might also result in more OEM design wins for our products.

Capitalize on emerging product markets

We believe that our flexible product design architecture allows us to respond rapidly to changes in technology, adapt our products to new hardware platforms and operating systems and develop new products in a cost-effective manner. We intend to closely monitor evolving technologies and identify additional markets for our products. We have adapted our technology for use in CE devices. For example, Sony has recently begun shipping a flexible DVR and DVD recorder device that incorporates our Linux-based software, LinDVD and LinDVR. In addition, we have agreements with two other CE manufacturers to incorporate our Linux-based software in their DVR devices.

We believe that we can adapt our technology effectively for use in a variety of emerging CE products and MPEG-4 wireless devices being developed for use within home and wireless networks. We have developed InterVideo Home Theater, a media center suite for viewing and managing digital media content, such as photos, music and video. This product allows the PC to be used as the central multimedia entertainment device for an entire household, eliminating the need for consumers to purchase separate CE devices.

Extend our technology platform

We intend to continue our technology development efforts to expand our portfolio of intellectual property, enhance the functionality of our multimedia software solutions and offer new solutions to our customers. We plan to continue utilizing our technological expertise to increase the ease of use, capabilities and performance of our products. We believe that as we continue to develop critical technology and incorporate it into our suite of products, we will be able to meet customer demands and enhance the end-user digital multimedia experience.

Maintain and enhance strategic relationships and acquire companies and technologies

We have established strategic relationships with several technology and market leaders, including Microsoft and Intel. Under our arrangement with Microsoft, consumers are prompted automatically to download WinDVD when they upgrade from older Windows operating systems to the new Windows XP operating system. In addition, PC OEMs can use our WinDVD technology to power the new Windows Media Center. Currently, we provide the underlying DVD playback technology for a significant majority of Windows Media Center platforms. In addition, our products such as WinDVD Recorder and versions of our WinDVR product are bundled with a range of Intel platforms such as Powersville Concept.

We intend to maintain existing and pursue additional strategic relationships with technology providers, such as providers of operating systems, microprocessors and graphic chips. We believe these relationships will continue to enable us to achieve our design objectives, produce interoperable products and gain valuable information concerning customer preferences and evolving industry standards and trends.

We intend to pursue acquisitions of complementary products, technologies and companies to gain further OEM penetration, capitalize on emerging product markets, maintain and extend our technology leadership and expand our global presence and distribution channels.

Products

We offer a broad suite of advanced digital video and audio software solutions. Our products are based on industry standards and incorporate a graphical user interface with a common look and feel.

The following table lists the products that we currently license to OEMs, PC peripherals manufacturers and end users:

Product	Function	Compatible Operating Systems	Release Dates
WinDVD	DVD player software	Windows 95, 98 Second Edition (SE), Millennium Edition (ME), NT 4.0, 2000, XP	Version 1.0: Feb 1999 Latest version (Platinum): Nov 2002

WinDVD Creator	Digital video editing and DVD authoring software	Windows 98, ME, 2000, XP	Sept 2002

WinDVD Recorder	Television and home movie recording software for transfer onto DVDs	Windows 98, ME, 2000, XP	Jan 2003

WinDVR	Digital video recorder software	Windows 98SE, ME, 2000, XP	Version 1.0: Sept 2000 Latest version (3.0): Dec 2002

WinProducer	Digital video editing, distribution and DVD authoring software	Windows 98SE, ME, 2000, XP	Version 1.0: July 2001 Latest version (3.0): May 2002

WinRip	MP3 audio player, organizer and encoder	Windows 98SE, ME, 2000, XP	Version 1.0: Nov 2000 Latest version (2.0): Nov 2001

WinDTV	Standard and high definition digital TV software	Windows 98SE, ME, 2000, XP	July 2001

InterVideo Home Theater	A media center suite for digital media content	Windows 98, ME, 2000, XP	Feb 2003

InterVideo DVD Copy	DVD copy and backup software	Windows XP	May 2003

Linux-based products	Linux-based versions of our WinDVD and WinDVR software	Linux	LinDVD: Feb 2002 LinDVR: Apr 2003

WinDVD

We have historically derived nearly all of our revenue from sales of our WinDVD product. Our OEM customers bundle WinDVD with PCs equipped with DVD drives and Microsoft Windows compatible software to enable those PCs to decode and play DVDs. WinDVD software allows users to enjoy the advantages of DVDs, such as high picture quality, Dolby Digital and DTS surround sound audio decoding, multiple language and subtitle options, navigation and other entertainment options. Our user interface, which appears on the computer screen, resembles the controls for a stand-alone DVD player and other home electronics devices.

WinDVD has been Microsoft WHQL certified as a Motion Video Device on more than 1,200 PC hardware and software configurations, which is more than any other PC DVD software provider. We offer WinDVD in 27 different languages, including the most common languages in Europe, South America and Asia, including both traditional and simplified Chinese, Japanese and Korean.

WinDVD Creator

In order to capitalize on increased sales of DVD-recordable drives, we have developed an easy-to-use tool that allows end users to create their own DVDs from their home movies, television and other video content. We have recently reached agreement with several PC OEMs and DVD drive vendors to bundle WinDVD Creator with their hardware.

We have integrated into a single package and interface a number of functions that are generally sold as separate applications by our competitors. WinDVD Creator combines video DVD authoring and streamlined editing features. We have also integrated proprietary technology that allows end users to record directly from a camcorder or TV tuner onto a DVD disk without caching onto a hard drive. Our on-disk DVD editing technology allows users to save time by making changes to a DVD directly on the optical media without having to transfer the contents of the DVD to the PC.

WinDVD Recorder

WinDVD Recorder provides all the functionality of WinDVD and WinDVR and adds a “single button” recording function that allows users to record television or camcorder home movies onto their computer hard disk or onto DVD recordable media. WinDVD Recorder is designed to take advantage of the same market growth in DVD recordable drives that WinDVD Creator leverages. WinDVD Recorder targets the non-expert user who is more comfortable with the features typically found on CE products such as VCRs.

WinDVR

Our WinDVR software permits PC users to create high-quality digital recordings of broadcast, cable and satellite television programming with functionality similar to a set-top DVR. Combined with a TV tuner card, WinDVR permits users to manage their television viewing experience by recording programs, movies or sporting events. Users may also utilize sophisticated time shifting features such as live TV pause, simultaneous record and playback, commercial skip, instant replay and multiple-channel preview.

WinProducer

WinProducer enables users to edit and create video clips and digital audio files. WinProducer provides an easy-to-use drag-and-drop interface combined with powerful video editing functions including transition effects, filters, scene change detection, overlays, text titling and music soundtracks. The software includes an integrated video capture capability that allows users to easily transfer external video materials to the PC from various devices including VCRs, camcorders, DV camcorders and webcams. Users can also edit and enhance home movies and transfer them to DVDs or Video CDs. WinProducer also enables the transfer of video data to CD-RW or DVD-recordable devices.

WinRip

Our audio player and encoder software, WinRip, enables PC users to play and record MP3, Windows Media Audio, or WMA, format and WAV audio content and to play WMA and Musical Instrument Digital Interface, or MIDI, clips and audio CDs. WinRip provides the ability to move music from CDs to digital files, to access an online music database to automatically add information, such as artist and track names, to the “ripped” music files and to turn digital music into audio CDs. WinRip also enables users to output files to portable devices.

WinDTV

WinDTV enables PC users to watch high definition television, or HDTV, digital video broadcast, or DVB, or other digital video and audio input. With a digital TV tuner card and our WinDTV software, users can watch digital broadcasts on a PC or on a DTV-ready television set. WinDTV supports all 18 ATSC, or American Television Systems Committee, formats and DVB formats used in Europe and Asia. It also offers data-enhanced digital television for interactive DTV broadcasting on the PC.

Home Theater

Our InterVideo Home Theater product is a media center suite for viewing and managing digital media content. This product enables users to watch high-quality video with surround sound, record favorite broadcast or cable programs, watch DVDs, manage and listen to CDs and digital audio files, and manage and view digital photograph libraries. All of the functions are unified under a user-friendly software interface. The product is designed to be incorporated on PCs used as home digital multimedia entertainment platforms that may be connected to a television to provide a living room style entertainment environment.

DVD Copy

Our InterVideo DVD Copy software allows users to copy and backup DVDs and VideoCDs. With the rapid growth of DVD recordable devices, users increasingly want to duplicate DVDs and other video discs and to store and backup their discs. InterVideo DVD Copy does not allow the copy of copy-protected DVDs.

Linux-based products

Linux is a primary operating platform used by CE manufacturers in their latest generation of intelligent CE devices. In addition, PC OEMs and manufacturers of cable, Internet and satellite set-top boxes have increasingly used Linux as the operating system for their PCs and intelligent devices. We offer embedded Linux versions of our DVD and DVR PC software, including LinDVD and LinDVR. These products are designed to enable next-generation CE devices and Linux-based PCs, Internet appliances and set-top boxes to provide DVD playback and recording capabilities. LinDVD and LinDVR are based on our Windows-based software engines, which decreased our time to market with these products and ensures a level of performance similar to our established WinDVD and WinDVR products.

InterVideo Technology Platform

Our technology platform incorporates the following principles:

•	Modular and layered design for greater expandability and reusability;

•	Device-independent design and portable implementation for greater platform independence; and

•	Utilization of industry standards whenever possible to promote market acceptance of our products.

Our modular and layered design approach enhances product expandability and component reusability. Because we arrange modular components in layered structures, we can quickly and efficiently add new features to a product by plugging in new components into appropriate layers. For example, we incorporated the TV and video recording feature into our WinDVD product to create WinDVD Recorder with the addition of new components. Similarly, we enhanced the capabilities of WinDVD Recorder by reusing the Direct Recording feature from WinDVD Creator to enable direct recording from TV or camera to DVD. Because of component reusability, our new products were developed with fewer resources and in less time than would have been required to design them using entirely new components. As new functionality becomes necessary or available for a specific platform, we intend to develop the appropriate modules that expand our products to deliver more and more technology under a single product or as specialized products for that platform.

Our flexible design approach and portable implementation allow our software to support a significant number of PC platforms and to work with a broad variety of PC configurations. Over 90% of the software code that is used to implement our products is platform independent. Each software module contains a platform-independent core that is surrounded by a platform-dependent software wrapper that interacts with the devices of a given platform. As a result, we can efficiently port an existing product to a new operating system or hardware platform and cost-effectively support many customers and varied product lines. An example of this type of platform portability is the development of LinDVD from WinDVD. Although the platform dependent interfaces are very different, both products share the same DVD navigation and video and audio engines which comprise the large majority of the software code contained in these products.

Customers

Our customer base consists primarily of PC OEMs and manufacturers of PC peripherals that incorporate our software into their products, including:

Asus Dell Fujitsu Fujitsu Siemens Gateway	Hewlett-Packard (including the former Compaq) IBM Sharp Sony Toshiba

Our software is bundled with products sold by eight of the top ten PC OEMs ranked in terms of sales by IDC. For the year ended December 31, 2002, our five largest customers accounted for a majority of our revenue. During that period, Hewlett-Packard (including the former Compaq) accounted for 17% of our revenue and Dell accounted for 14% of our revenue. For the three months ended March 31, 2003, Hewlett-Packard (including the former Compaq) accounted for 21% of our revenue and Dell accounted for 11% of our revenue. Our license agreements with customers are typically for a term of one or two years and do not contain any minimum volume commitments.

Consumers may purchase products and product upgrades directly through our Internet commerce sites. We also use distributors to sell our products to consumers through retail distribution channels. Our products are sold in more than 1,000 retail stores, including Best Buy, CompUSA, Fry’s and Microcenter retail stores. Our products are also sold by leading online retailers, including Amazon.com, Buy.com, CDW Computer Centers, Inc., Dell and J&R Electronics, Inc. Revenue derived from our websites and retail channel accounted for 15% of our revenue in 2002 and 17% of our revenue for the three months ended March 31, 2003.

Sales, Marketing and Technical Support

Our sales and marketing strategy focuses on establishing and maintaining license arrangements with PC, peripherals and CE manufacturers. We license our digital multimedia solutions on a non-exclusive worldwide basis to PC, peripherals and consumer electronics manufacturers that sell products incorporating these technologies to end users. Members of our sales force, located in China, Germany, Japan, Taiwan and the United States, work closely with our OEM customers to define and customize products, conduct on-site testing and provide engineering and field application engineering support. We have also established a network of independent sales representatives and manufacturing representatives in the United States, Asia and Europe to assist in OEM sales. An increasing percentage of our revenue is derived from our established and growing Web and retail channels. We use our distribution channels through the Internet to increase direct contact with our customers, facilitate electronic sales of our products and sell associated products directly to consumers. As part of our retail channel growth strategy, we intend to continue to increase our retail presence at several of the larger U.S. retailers that sell PC software. We also distribute free trial versions of our software through consumer distribution channels, including media and computer magazines, corporate, educational and training DVD titles and on our Internet commerce site.

We believe the technical assistance that we provide to OEMs represents an important part of our competitive advantage in maintaining strong relationships with these OEMs. We have built a customer assistance infrastructure composed of sales staff, program managers and quality assurance engineers. We have also created an efficient, cost-effective Internet-based system for the delivery of software and software fixes to OEMs. This infrastructure reduces duplication of effort and fosters better communication channels between the OEMs and ourselves. This infrastructure enables us to provide technical assistance to OEMs with a relatively small staff and has been a key factor in our ability to maintain and grow our OEM customer base.

Our on-line technical support group provides direct customer support to users that purchase our products through retail channels or our websites. Our on-line technical support group also trains the technical support groups of our OEM customers so that they can provide more effective telephone and on-line support for their customers.

As of March 31, 2003, we had 68 sales, marketing and technical support personnel residing in our offices in Fremont, California; Taipei, Taiwan; Shenzhen, Beijing and Hanzhou, China; and Tokyo, Japan.

Research and Development

We have assembled a qualified team of engineers with core competencies in software architecture and development for the Windows, Windows CE and Linux operating systems and digital video and audio encoders and decoders. Our engineers are located in Fremont, California; Taipei, Taiwan; and Shenzhen, Beijing and Hanzhou, China. We will continue to focus our research and development activities on enhancing our existing products and developing new products to meet the evolving needs of our customers within the PC and the CE markets.

We believe that interaction with our OEM customers throughout the product design process enables us to anticipate technology trends and focus our research and development efforts on addressing these emerging needs. We design products to meet our OEM and CE manufacturing customers’ specifications and current industry standards and will continue to support emerging standards that are complementary to our product strategy. For example, we meet periodically with members of the Intel microprocessor architecture team and they provide details about upcoming products and give us source code libraries of new microprocessor instructions that can help us anticipate future market trends and improve the performance and the capabilities of our multimedia software.

We believe that our competitive position will depend in large part on our ability to develop new and enhanced digital entertainment solutions and our ability to meet the evolving and rapidly changing needs of PC, peripherals and CE manufacturers and consumers. We expect to increase our total research and development expenses in the future to provide resources for enhancement of existing and development of new product lines.

As of March 31, 2003, we employed 110 research and development personnel in three offices. For the three months ended March 31, 2003, our research and development expenditures totaled $1.7 million. Of the 84 research and development personnel who are engineers, 14 hold PhDs. We intend to recruit, hire and retain highly qualified engineers and technicians to support our further research and development efforts. To improve the quality of our developer base and to lower our overall developer costs, we intend to increase the number of developers in Taiwan and mainland China.

Competition

Our industry is intensely competitive, and we expect competition to intensify in the future. Our competitors include software companies that offer digital video or audio applications, companies offering hardware or semiconductor solutions as alternatives to our software products and operating system providers that may develop and integrate applications into their products.

Additional competitors are likely to enter our industry in the future. We also face competition from the internal research and development departments of other software companies and personal computer and CE manufacturers, including some of our current customers. Some of our customers have the capability to integrate their operations vertically by developing their own software-based digital and audio solutions or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely. Operating system providers with an established customer base, such as Microsoft, already offer products in the digital video and audio software markets. Some video and audio capabilities are built directly into their operating systems or are offered as upgrades to those operating systems at no additional charge. If Microsoft or other operating system providers developed or licensed digital video and audio solutions that compete directly with ours, and incorporate the solutions into their operating systems, our business could be harmed.

We expect our current competitors to introduce improved products at lower prices, and we will need to do the same to remain competitive. We may not be able to compete successfully against either current or future competitors with respect to new or improved products. We believe that competitive pressures may result in price reductions, reduced margins and our loss of market share.

Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings, than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

We believe the primary competitive factors impacting our business are:

•	the quality and reputation of products;

•	the quality of the program management team;

•	relationships with OEMs;

•	compatibility with emerging industry standards;

•	scope and responsiveness of service and technical support;

•	ability to offer cost-effective products that balance performance and cost;

•	timeliness and relevance of new product introductions;

•	timeliness and quality of modifications and enhancements to existing products to comply with new and evolving hardware and software;

•	technical innovation;

•	breadth of product offerings; and

•	price structure and business model characteristics.

Although we believe our products compete favorably with respect to each of these factors, the market for our products is rapidly evolving and we may not be able to maintain our competitive position against current and potential competitors, especially those with greater resources.

Intellectual Property

Our success depends upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as license and confidentiality agreements with our employees, customers, strategic partners and others, to establish and protect our proprietary rights. The protection of patentable inventions is important to our competitive position. We currently have one issued U.S. patent and two patents issued in Taiwan, and we have 42 pending patent applications in various jurisdictions, comprised of 30 U.S. patent applications and 12 foreign patent applications.

Existing patent, copyright, trademark and trade secret laws and license and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and detecting and preventing the unauthorized use of our products is difficult. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of revenue and some of our competitive advantage. Infringement claims and lawsuits to protect our proprietary rights would likely be expensive to resolve and would require management’s time and resources, and, therefore, could harm our business.

Our digital video and audio solutions comply with industry standard DVD specifications. Some third parties have claimed that various aspects of DVD technology incorporated into our and our customers’ products infringe upon patents held by them, including MPEG LA, a consortium formed to enforce the proprietary rights of certain holders of patents covering certain aspects of MPEG-2 technology and a consortium known as “DVD 6C,” formed by a separate group of companies to enforce the proprietary rights of certain holders of patents covering some aspects of DVD technology. In March 2002, we entered into a license agreement with MPEG LA pursuant to which we obtained a license, retroactive to our inception, to MPEG LA’s patents related to the MPEG-2 standard in exchange for a cash payment and our agreement to make ongoing royalty payments. This license requires that we pay a royalty to MPEG LA for our sales to end users and that we notify the OEMs to whom we sell our products that they are obligated to obtain a license from MPEG LA for any use of our products that comply with the MPEG-2 standard. In addition to these claims, we may receive notices of claims of infringement of other parties’ proprietary rights, including Nissim, DVD 6C or 3C, another consortium formed to enforce the proprietary rights of certain holders of patents covering some aspects of DVD technology. Many companies aggressively use their patent portfolios to bring infringement claims against competitors and other parties. As a result, we may become a party to litigation in the future as a result of an alleged infringement of the intellectual property rights of others, including DVD 6C, 3C or Nissim. Similarly, other parties have alleged that aspects of MPEG-2 and other multimedia technologies infringe upon patents held by them. We may be required to pay license fees and damages or be prohibited from selling our products in the future if it is determined that our products infringe on patents owned by these third parties. In addition, other companies may form consortia in the future, similar to MPEG LA, DVD 6C and 3C, to enforce their proprietary rights and these consortia may seek to enforce their patent rights against us and our customers. If DVD 6C, 3C, Nissim or another third party proves that our technology infringes its proprietary rights, we may be required to pay substantial damages for past infringement and may be required to pay license fees or royalties on future sales of our products, or we may be prohibited from selling our products. If we are required to pay license fees in the amounts that are currently published by, for example, DVD 6C, for past sales to our large PC OEM customers, because such PC OEMs were not themselves licensed, such fees would exceed the revenue we have received from those customers. In addition, if it were proven that we willfully infringed on a third party’s proprietary rights, we may be held liable for three times of amount of damages we would otherwise have to pay. In addition, intellectual property litigation may require us to stop selling our products, obtain a license from the owner of the infringed intellectual property or redesign our products.

Some of our license agreements, including many of the agreements we have entered into with our large PC OEM customers, contain warranties of non-infringement and commitments to indemnify our customers against liability arising from infringement of third-party intellectual property rights. Examples of third-party intellectual property rights include the patents held by Nissim and by members of MPEG LA, DVD 6C and 3C. These commitments may require us to indemnify or pay damages to our customers for all or a portion of any license fees or other damages, including attorneys’ fees, they are required to pay or agree to pay these or other third parties. If we are required to pay damages to our customers or indemnify our customers for damages they incur, our business could be harmed. If our customers are required to pay license fees in the amounts that are currently published by some claimants, and we are required to pay damages to our customers or indemnify our customers for such amounts, such payments would exceed our revenue from these customers. Even if a particular claim falls outside of our indemnity or warranty obligations to our customers, our customers may be entitled to additional contractual remedies against us. Furthermore, even if we are not liable to our customers, our customers may attempt to pass on to us the cost of any license fees or damages owed to third parties, by reducing the amounts they pay for our products. Notwithstanding the fact that we have signed a license agreement with MPEG LA, we may continue to be liable to some of our customers for amounts that those customers pay or have paid to MPEG LA in settlement of any claims of infringement brought by MPEG LA against those customers.

In April 2002, we agreed to a settlement with Dell concerning certain amounts that Dell alleged we owed to it as a result of Dell’s prior settlements with MPEG LA and Nissim of certain infringement claims brought against Dell by these parties. Without admitting any liability to Dell, we issued shares of preferred stock convertible into 351,780 shares of our common stock upon the closing of this offering to Dell in settlement of all past and future claims that Dell might have against us based upon the alleged infringement of certain patents held by MPEG LA and Nissim. We accounted for the issuance of these shares as a charge to our cost of revenue under cost of settlement of intellectual property matters for the year ended December 31, 2001 in an amount equal to the fair market value of the shares, or $3.7 million. In June 2002, we agreed to a cash settlement with Gateway concerning certain amounts that Gateway alleged that we owed it as a result of Gateway’s prior settlements with MPEG-LA and Nissim of certain infringement claims brought against Gateway by these parties. Without admitting any liability to Gateway, we settled all past and future claims that Gateway might have against us based on the alleged infringement of certain patents held by MPEG-LA and Nissim. In May 2003, we agreed in principle to a cash settlement with Hewlett-Packard (including the former Compaq) concerning certain amounts that Hewlett-Packard alleged that we owed it as a result of Hewlett-Packard’s prior settlement with Nissim of certain infringement claims brought against Hewlett-Packard by Nissim. Without admitting any liability to Hewlett-Packard, we settled all past and future claims that Hewlett-Packard might have against us based on the alleged infringement of certain patents held by Nissim. Notwithstanding these settlement agreements with Dell, Gateway and Hewlett-Packard, we may be liable to these parties for additional damages that fall outside the scope of the settlement agreements. We expect to make additional cash payments to settle similar claims in the future, although the timing and amount of such claims can not be determined at this time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors—Risks Related to Our Business—We have received notice of claims, and may receive additional notices of claims in the future, regarding the alleged infringement of third parties’ intellectual properly rights that may result in restrictions or prohibitions on the sale of our products and cause us to pay license fees and damages.”

We license technology from Dolby Laboratories for use in our DVD-related products. We pay a royalty to Dolby on a lump-sum and per-unit shipped basis. The technology is comprised of Dolby Pro Logic, Dolby Digital, Dolby Virtual Surround, MLP Lossless, Dolby Digital Audio System, Dolby Headphone System and other related technologies which create “theater quality” sound by routing audio signals from a DVD to different speakers in a multi-speaker setup. The Dolby Digital technology is part of the industry standard DVD specification.

We license encryption software technology from the DVD Copy Control Association, Inc. This technology is designed to provide protection for content encoded onto DVD discs. We pay DVD Copy Control Association, Inc. an annual license fee for this technology.

If any of the licenses for the technologies and software described above terminate and are not renewed on commercially reasonable terms, our business could be harmed, and we could be prevented from shipping products using the MPEG-2 standards.

Employees

As of March 31, 2003, we employed 218 people, of whom 83 worked in the United States and 135 worked in our various international locations. Of the U.S. employees, 29 were in sales and marketing, 34 were in research and development and 20 were in general and administration. Of the international employees, 39 were in sales and marketing, 76 were in research and development and 20 were in general and administration.

Facilities

We currently lease the following properties:

Location	Primary Use	Square Feet	Date Lease Expires

Fremont, California	Corporate/Research and Development/Sales	19,395	October 30, 2003

Torrance, California	Research and Development/Sales and Marketing	5,567	September 30, 2003

Tokyo, Japan	Sales and Marketing	2,428	September 30, 2003

Shenzhen, China	Research and Development/Sales and Marketing	6,058	May 31, 2003

Beijing, China	Sales and Marketing	1,561	December 31, 2003

Hanzhou, China	Research and Development	3,066	March 25, 2004

Taipei, Taiwan	Research and Development/Sales and Marketing	4,625	July 14, 2003

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors and executive officers as of March 31, 2003.

Name	Age	Position(s)
Steve Ro	45	President, Chief Executive Officer and Director
Randall Bambrough	47	Chief Financial Officer
Honda Shing	41	Chief Technology Officer
Chinn Chin	42	Vice President of Engineering
Raul Diaz	40	Vice President of Sales
Mike Ling	47	Vice President of Marketing
George Haber(2)	49	Director
Joseph Liu(1)(2)	51	Director
Henry Shaw(1)(2)	48	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.

Steve (Sencuo) Ro has served on our board of directors since July 1998 and has served as our President and Chief Executive Officer since April 1999. From April 1998 to November 2000, Mr. Ro served as Chairman and Chief Executive Officer of Rosun Technologies, Inc., a manufacturer of ADSL chipsets, and served as a director of Rosun Technologies until March 2001. Rosun Technologies filed for bankruptcy in November 2001. Mr. Ro was the co-founder of LuxSonor Semiconductors (which was acquired by Cirrus Logic, Inc.), a company that designs VCD and DVD semiconductors for the PC and consumer markets. Mr. Ro served as Vice President of Marketing and Sales at LuxSonor from August 1995 to April 1998. Prior to LuxSonor, Mr. Ro served as the Director of Sales and Marketing at NexGen Microsystems, Inc. (which went public in 1995 and was later acquired by Advanced Micro Devices, Inc.), a manufacturer of CPU chipsets, from January 1988 to August 1995. Mr. Ro earned an MBA from National University in San Jose, California and an MS in computer science from California State University at Chico.

Randall Bambrough joined us in March 2001 as Chief Financial Officer. Prior to joining us, Mr. Bambrough was Vice President of Finance at Optibase Ltd., a provider of digital media transmission devices, from December 2000 to March 2001. Prior to that, Mr. Bambrough was Chief Financial Officer of View Graphics, Incorporated (which was acquired by Optibase) from June 2000 to December 2000. From January 1999 to June 2000, Mr. Bambrough was Chief Financial Officer at Decide.com, a company that sold consumer telecommunications products. Mr. Bambrough served as Chief Financial Officer and Secretary from August 1995 to January 1999 and in various senior financial management roles from June 1992 to July 1995 at Castelle, a manufacturer of specialized network devices. Mr. Bambrough earned a BS in business management from Brigham Young University, another BS in accounting from Weber State University and an MBA from Utah State University.

Honda Shing joined us in July 1998 as our Chief Technology Officer. From December 1995 to April 1998, Dr. Shing worked as an independent consultant developing tools for the rapid development of application software systems. From May 1992 to November 1995, Dr. Shing served as Senior Software Engineer at Unisys Corporation, a company that develops and markets computer hardware, software and services. Dr. Shing earned a PhD in computer science from Michigan State University.

Chinn Chin has served as our Vice President of Engineering since July 1998. Mr. Chin was the Director of Software Engineering for LuxSonor Semiconductors from July 1996 to July 1998, where he was in charge of firmware, chip verification and driver and application development. Mr. Chin earned a BS in computer engineering from National Chiao Tung University and an MS in computer science from California State University at Chico.

Raul Diaz has served as our Vice President of Sales since March 2002. He served as our Vice President of Marketing from June 2001 to March 2002 and Vice President of Business Development from September 1999 to June 2001. Mr. Diaz was the Senior Director of the Advanced Technology Lab Group, responsible for research and development relating to multimedia products, at STMicroelectronics, a semiconductor company, from July 1998 to September 1999. From June 1996 to June 1998, Mr. Diaz was the Director of Marketing at LuxSonor Semiconductors. From October 1988 to June 1996, Mr. Diaz served in many capacities at STMicroelectronics, most recently as the Director of Strategic Programs, where he was responsible for research and development relating to DVD products. Mr. Diaz earned a BS in electrical engineering from Yale University.

Mike Ling has served as our Vice President of Marketing since March 2002. Prior to joining us, Mr. Ling served as General Manager and Vice President of Business Development at Cyberlink Corporation, a software company, from January 1999 to March 2002. From October 1997 to January 1999, Mr. Ling served as Regional Director of Marketing for Asia Pacific at Intel Corporation. Mr. Ling earned a BS in computer science from National Chiao Tung University and an MS in computer science from California Polytech State University.

George Haber has served on our board of directors since June 2001. Mr. Haber is the chairman of Mobilygen, a company that specializes in digital hardware and software development for the wireless communications and digital TV markets. In August 1997, Mr. Haber founded GigaPixel, a provider of 3-D graphics technology, and served as its President and Chief Executive Officer from August 1997 to September 2000. GigaPixel was subsequently acquired by 3Dfx. In 1993, Mr. Haber co-founded CompCore Multimedia, a provider of technology for multimedia compression, and served as its President and Chief Executive Officer from 1993 to 1996. CompCore Multimedia was subsequently merged with Zoran Corporation. From 1992 to 1993, he managed the SGI-Toshiba project which culminated in the 3-D engine for SGI’s INDY-2 professional workstation. From 1989 to 1992, Mr. Haber was with Sun Microsystems as a project manager responsible for the design and integration of the floating-point unit in the UltraSPARC chip. Mr. Haber serves on the board of directors of Mobilygen. Mr. Haber received a BSEE from Technion Israel Institute of Technology.

Joseph Liu has served on our board of directors since June 2001. Mr. Liu is one of the founders of Oplink Communications, Inc., a company that manufactures fiber optic networking components and integrated optical modules, and served as its Chief Executive Officer from September 1999 to November 2001. Mr. Liu also served as Chairman of the Board of Oplink Communications from 1995 to May 2000 and from November 2001 to the present. From 1994 to August 1999, Mr. Liu was the General Partner of Techlink Technology Ventures. Prior to 1994, Mr. Liu spent ten years as Chairman and Chief Executive Officer of Techlink Semiconductor and Equipment Corp., a semiconductor equipment and technology company. In addition to serving on the boards of directors of Oplink Communications and Syscan, Inc., Mr. Liu also serves as a director for several privately-held companies involved in semiconductor integrated circuit design and manufacturing. Mr. Liu received a BS from Chinese Cultural University in Taiwan and an MS from California State University, Chico.

Henry Shaw has served on our board of directors since September 2000. Since August 1996, Mr. Shaw has served as the Executive Managing Director of AsiaVest Partners, TCW/YFY (Taiwan), Ltd., which specializes in venture capital investment, where Mr. Shaw is responsible for assessing potential investments. Mr. Shaw was Vice President of Tanspac Capital Pte. Ltd., which specializes in regional equity investment, from 1993 to 1996 and the Chief Financial Officer of Mosel-Vitelic, Inc., a publicly-listed semiconductor memory company in Taiwan, from 1984 to 1993. Mr. Shaw serves on the board of directors of a number of companies in Taiwan, including Amtran Technology Co., Ltd, ABIT Computer Corporation, Taiwan Memory Technology Inc., and Prolink Microsystems Corporation. Mr. Shaw received an MBA from National Cheng-Chi University in Taiwan in 1978.

Board Composition

Our board of directors is composed of four members. We anticipate that three of these directors, Messrs. Liu, Haber and Shaw, will qualify as “independent” pursuant to the amended rules that have been proposed by the Nasdaq Stock Market. Following this offering, the directors will be divided into three classes, each serving staggered three year terms. Mr. Haber has been designated a Class I director whose term expires at the 2004 annual meeting of stockholders. Mr. Shaw has been designated a Class II director whose term expires at the 2005 annual meeting of stockholders. Messrs. Liu and Ro have been designated Class III directors whose terms expire at the 2006 annual meeting of stockholders. This classification of our board of directors may delay or prevent a change in control of our company or a change in our management.

Board Committees

•	Audit Committee—The audit committee of our board of directors is composed of Messrs. Haber, Liu and Shaw. The audit committee oversees and monitors our management and independent auditors and their activities with respect to our financial management and financial reporting process and reports to and advises our board of directors on financial matters.

•	Compensation Committee—The compensation committee of our board of directors is composed of Messrs. Liu and Shaw. The compensation committee is responsible for designing, reviewing and recommending compensation arrangements for our directors, executive officers and employees, for administering various incentive compensation and benefit plans. Prior to the formation of a compensation committee, compensation decisions were be made by our entire board of directors.

Our board of directors may establish other committees from time to time to facilitate the management of our business.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee or other board committee performing equivalent functions in fiscal year 2002. Compensation for our executive officers was determined by the entire board of directors. All members of our board of directors, including Mr. Ro, who served as an executive officer in fiscal year 2002, participated in deliberations concerning executive officer compensation during fiscal year 2002. No interlocking relationship exists in connection with this offering, or has existed in the past, between our board of directors and the board of directors or compensation committee of any other company.

Director Compensation

We do not currently compensate our directors in cash for their service as members of our board of directors. Employee and non-employee directors are eligible to receive option grants under our 2003 Stock Plan as determined by our board of directors.

Our 2003 Stock Plan will also provide for the automatic grant of options to our non-employee directors. After the completion of this offering, each new non-employee director will receive an initial option to purchase 20,295 shares upon appointment to the board, except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2004, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 5,412 shares following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to 6,765 of the shares subject to the option on the first anniversary of the date of grant and becomes exercisable as to 564 of the shares each full month thereafter for a period of 24 months, provided the non-employee director remains a service provider on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided the non-employee director remains a service provider on such date.

Executive Compensation

Summary of cash and other compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal years ended December 31, 2002 and 2001 by our Chief Executive Officer and the four other most highly compensated executive officers whose total compensation exceeded $100,000 on an annualized basis during the fiscal year ended December 31, 2002. These individuals are referred to as the “named executive officers.”

Summary Compensation Table

				Long-term compensation	All other compensation(1)
Awards
		Annual compensation		Securities underlying options
Name and Principal Position	Year	Salary	Bonus
Steve Ro President and Chief Executive Officer	2002 2001	$150,000 150,000	$100,000 —	81,180 —	$3,289 3,714
Randall Bambrough Chief Financial Officer	2002 2001	180,000 139,846	45,000 27,968	27,060 162,360	7,809 1,866
Honda Shing Chief Technology Officer	2002 2001	150,000 150,000	40,000 3,000	27,060 —	1,442 290
Raul Diaz Vice President of Sales	2002 2001	140,000 140,000	41,000 25,000	27,060 —	1,449 357
Chinn Chin Vice President of Engineering	2002 2001	150,000 150,000	40,000 —	27,060 —	2,945 2,905

(1)	Represents life insurance premiums paid by us for policies under which we are not the beneficiary, health club memberships and company-sponsored vacation.

Option grants in last fiscal year

The following table sets forth information regarding options granted to our named executive officers during the fiscal year ended December 31, 2002. We have never granted any stock appreciation rights. All options were granted pursuant to the 1998 Stock Option Plan.

	Individual grants				Potential realizable value at assumed annual rates of stock price appreciation for option term(4)
	Number of shares of common stock underlying options	Percent of total options granted to employees in fiscal	Exercise price	Expiration
Name	granted(1)	year(2)	per share(3)	date	5%	10%
Steve Ro	81,180	14.3%	$6.10	1/10/07	$748,104	$1,073,696
Randall Bambrough	27,060	4.8	5.54	1/10/12	379,022	692,328
Honda Shing	27,060	4.8	6.10	1/10/07	249,368	357,899
Raul Diaz	27,060	4.8	5.54	1/10/12	379,022	692,328
Chinn Chin	27,060	4.8	5.54	1/10/12	379,022	692,328

(1)	These options vest as to 25% of the shares 12 months after the vesting commencement date and as to 1/48 of the shares at the end of each successive month of employment thereafter.
(2)	The percentage of total options granted is based on an aggregate of 567,013 options granted by us during the fiscal year ended December 31, 2002 to our employees.
(3)	Options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.

(4)	The potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the date of grant based on the assumed initial public offering price of $12.00 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions and the option holders continued service through the vesting period.

Aggregate option exercises during fiscal year 2002 and values at December 31, 2002

The following table sets forth the number of options exercised during the fiscal year ended December 31, 2002 and the value of unexercised options held by our named executive officers on December 31, 2002.

Name	Shares acquired on exercise	Value realized(1)	Number of shares of common stock underlying unexercised options at December 31, 2002		Value of unexercised in-the-money options at December 31, 2002(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ro	—	$—	216,480	81,180	$2,102,021	$478,962
Randall Bambrough	—	—	—	27,060	—	174,808
Honda Shing	—	—	54,120	27,060	644,028	159,654
Raul Diaz	—	—	109,593	47,355	1,272,713	305,913
Chinn Chin	27,060	147,500	920,040	27,060	10,957,676	174,808

(1)	The value realized reflects the fair market value of our common stock underlying the option on the date of exercise, as determined by our board of directors, minus the exercise price of the option.
(2)	The value of unexercised in-the-money options is based on the assumed initial public offering price of $12.00 per share.

1998 Stock Option Plan

Our 1998 Stock Option Plan was adopted by our board of directors and approved by our stockholders in June 1998. Our 1998 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants. As of March 31, 2003, options to purchase 3,159,670 shares of common stock were outstanding and 771,786 shares were available for future grant under the plan. We will not grant any additional options under our 1998 Stock Option Plan following this offering. Instead we will grant options under our 2003 Stock Plan. The 1998 Stock Option Plan provides that in the event of a merger, consolidation or reorganization in which our company is not the surviving corporation, the successor corporation may assume all outstanding options or, after giving 30 days notice to the optionees, the options will terminate. Following a dissolution, liquidation or the sale of substantially all of the assets of our company, outstanding options will terminate upon an optionee’s termination of employment with us.

2003 Stock Plan

In connection with this offering, we have adopted the 2003 Stock Plan. The 2003 Stock Plan was adopted by our board in January 2002 and our stockholders in April 2002. The 2003 Stock Plan was amended by our board in January 2003. The 2003 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights, restricted stock, performance units and performance shares to our employees, directors and consultants.

Number of Shares of Common Stock Available under the 2003 Stock Plan.    We have reserved a total of 216,480 shares of our common stock for issuance pursuant to the 2003 Stock Plan plus (a) any shares which have been reserved but not issued under our 1998 Stock Option Plan as of the effective date of this offering and (b) any shares returned to our 1998 Stock Option Plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued under the 1998 Stock Option Plan. In addition, our 2003 Stock Plan provides for annual increases in the number of shares available for issuance under our 2003 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of (i) 5% of the outstanding shares of our common stock on the first day of the applicable fiscal year, (ii) 1,082,400 shares or (iii) another amount as our board may determine.

Administration of the 2003 Stock Plan.    Our board of directors or, with respect to different groups of optionees, different committees appointed by our board, will administer the 2003 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards granted, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Options.    The administrator determines the exercise price of options granted under the 2003 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) and all incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. The terms of 2003 Stock Plan allow the administrator to grant options at exercise prices that are below, equal to or above market.

No optionee may be granted an option to purchase more than 1,082,400 shares in any fiscal year. However, in connection with his or her initial service as an employee, an optionee may be granted an additional option to purchase up to 541,200 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 Stock Plan. The administrator determines the purchase price of stock purchase rights granted under our 2003 Stock Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and an optionee which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse. The terms of our 2003 Stock Plan allow the administrator to issue stock purchase rights at purchase prices which are below, equal to or above market.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2003 Stock Plan. A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or in shares of our common stock. Stock appreciation rights are subject to the terms established by the administrator and become exercisable at the times and on the terms established by the administrator.

Restricted Stock.    Restricted stock may be granted under our 2003 Stock Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The number of shares of restricted stock granted to any employee will be determined by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance Units; Performance Shares.    Performance units and performance shares may be granted under our 2003 Stock Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value established by the administrator on the grant date.

Automatic Option Grants to Outside Directors.    Our 2003 Stock Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 20,295 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2004, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 5,412 shares following each annual meeting of our stockholders.

All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to 6,765 of the shares subject to the option on the first anniversary of the date of grant and becomes exercisable as to 564 of the shares each full month thereafter for a period of 24 months, provided the non-employee director remains a service provider on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the anniversary of the date of grant, provided the non-employee director remains a service provider on such date.

Transferability of Awards.    Our 2003 Stock Plan generally does not allow for the transfer of awards and only the participant may exercise an award during his or her lifetime.

Adjustments upon Change in Control.    Our 2003 Stock Plan provides that in the event of a change of control, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period. In the event an outside director is terminated following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Amendment and Termination of our 2003 Stock Plan.    Our 2003 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, the administrator has the authority to amend, suspend or terminate the 2003 Stock Plan provided such amendment does not impair the rights of any participant.

2003 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan. The 2003 Employee Stock Purchase Plan was adopted by our board in January 2002 and our stockholders in April 2002. The 2003 Employee Stock Purchase Plan was amended by our board in January 2003.

Number of Shares of Common Stock Available under the Plan.    A total of 216,480 shares of our common stock will be made available for sale under the 2003 Employee Stock Purchase Plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of (i) 1 1/2% of the outstanding shares of our common stock on the first day of the applicable fiscal year, (ii) 216,480 shares or (iii) another amount as our board may determine.

Administration of the Plan.    Our board of directors or a committee established by our board will administer the 2003 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the plan and determine eligibility.

Eligibility to Participate.    Our employees and employees of designated subsidiaries are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2003 Employee Stock Purchase Plan if:

•	the employee immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	if the employee’s rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods and Contributions.    Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will most likely end on the last trading day on or before May 1, 2005 and the second offering period which will commence on November 1, 2003. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under the plan.

The plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s base salary, bonuses and commissions, but excludes all other compensation. A participant may purchase a maximum of 5,412 shares during a six-month purchase period.

Purchase of Shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability of Rights.    A participant may not transfer rights granted under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

Adjustments upon Change in Control.    In the event of a change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. In such event, the administrator will provide notice of the new exercise date to each optionee at least ten business days before the new exercise date.

Amendment and Termination of the Plan.    The administrator has the authority to amend or terminate our plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the plan.

Employment and Change of Control Arrangements

We entered into an agreement with Dr. Honda Shing that provides for full acceleration of all unvested shares of restricted common stock held by Dr. Shing in the event of a change of control. A change of control means the merger or consolidation of our company, or the sale of all or substantially all of our assets or stock, where less than 51% of the capital stock of the successor corporation is owned by persons who are holders of shares of our capital stock immediately before such merger, consolidation or sale.

Under an agreement with Randall Bambrough, if Mr. Bambrough’s employment is terminated without cause, or Mr. Bambrough leaves his employment for good reason, we are required to pay his base salary and benefits for a period of 12 months. In addition, if such termination occurs prior to a change of control, the vesting of Mr. Bambrough’s stock options will accelerate as to 50% of the unvested shares. If such termination occurs within twelve months after a change of control, all remaining unvested stock options will immediately vest. Change of control means a sale of substantially all our assets, a merger or consolidation in which we are not the surviving corporation or any transaction involving the transfer of greater than 50% of our voting power.

We have entered into change of control agreements with Steve Ro, Chinn Chin and Raul Diaz that provide for full acceleration of all unvested options in the event the employee is involuntarily terminated without cause within one month prior to or 13 months following a change of control. A change of control means a plan of complete liquidation, a sale of all or substantially all of our assets or a merger or consolidation involving the transfer of more than 50% of the total voting power represented by our then outstanding voting securities.

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described as required in “Management,” and the transactions described below, since January 1, 2000, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party; in which the amount involved exceeded or will exceed $60,000; and in which any director, executive officer, holder of 5% or more of any class of our voting stock or any member of their immediate family had or will have a direct or indirect material interest.

Investors Rights Agreement

We have entered into an agreement with the holders of our preferred stock, including entities with which certain of our directors are affiliated, that provides the holders of the preferred stock certain rights relating to the registration of their shares of common stock issuable upon conversion of the preferred stock. These rights will survive this offering and will terminate at such time as all holders’ securities can be sold within a six month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than July 2, 2007.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers prior to completing this offering. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Recent Option Grants

Since January 1, 2000, we have granted stock options to the following executive officers and directors:

Name	Date of grant	Shares underlying options	Exercise price	Term of option
Raul Diaz	1/10/00	108,240	0.46	10 years
Henry Shaw	7/1/00	21,648	3.70	10 years
Steve Ro	10/1/00	108,240	4.07	5 years
Randall Bambrough	3/21/01	162,360	3.70	10 years
George Haber	6/15/01	27,060	3.70	10 years
Joseph Liu	6/15/01	27,060	3.70	10 years
Henry Shaw	6/15/01	5,412	3.70	10 years
Chinn Chin	1/10/02	27,060	5.54	10 years
Raul Diaz	1/10/02	27,060	5.54	10 years
Steve Ro	1/10/02	81,180	6.10	5 years
Randall Bambrough	1/10/02	27,060	5.54	10 years
Honda Shing	1/10/02	27,060	6.10	5 years
Mike Ling	3/5/02	23,812	7.39	10 years
Mike Ling	11/8/02	12,300	9.70	10 years

Options for employees generally vest over four years. Options for directors generally vest immediately as to 50% of the shares with the remainder vesting over four years.

Private Placement Financings

In April 2000, a trust for the benefit of Eli Sternheim, a former director, purchased shares of our Series D Preferred Stock convertible into 87,945 shares of common stock at an effective price of $7.39 per share in connection with our Series D financing. These prices were the same as those paid by unaffiliated investors.

Indebtedness of Management

In March 2001, in connection with the purchase by Randall Bambrough, our Chief Financial Officer, of 162,360 shares of our common stock, we loaned Mr. Bambrough $600,000 at an interest rate of 5.07%. This note is secured by the shares purchased and is full recourse. As of March 31, 2003, the amount outstanding was $661,000. Principal and interest on the note become due and payable on the earlier of March 22, 2006 or the first anniversary of the termination of Mr. Bambrough’s employment.

In December 2001, in connection with the purchase by each of George Haber and Joe Liu, two of our directors, of 27,060 shares of our common stock, we loaned each of Mr. Haber and Mr. Liu $100,000 at an interest rate of 5.07%. These notes are secured by the shares purchased and are full recourse. As of March 31, 2003, the amount outstanding under each of these notes was $107,000. Principal and interest on the notes become due and payable on December 11, 2006 or the first anniversary of the termination of their service.

Miscellaneous

During 2001, we provided consulting services to Fundwatch Global Financial Ltd. for approximately $51,000. In addition, during 2001 we sold equipment to Fundwatch Global Financial for approximately $80,000. The Chief Executive Officer of Fundwatch Global Financial Ltd. is the brother of Steve Ro, our Chief Executive Officer.

It is our current policy that all transactions between us and our officers, directors, 5% stockholders and their affiliates will be entered into only if these transactions are approved by our audit committee, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2003, as adjusted to reflect the sale of 2,300,000 additional shares of our common stock in this offering and the automatic conversion of all shares of our preferred stock to shares of our common stock prior to the completion of this offering, for each of the following persons:

•	all named executive officers;

•	all directors; and

•	each person who is known by us to own beneficially five percent or more of our common stock assuming conversion of our preferred stock prior to this offering.

Unless otherwise indicated, the address of each beneficial owner listed below is InterVideo, Inc., 47350 Fremont Boulevard, Fremont, CA 94538.

Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned(1)
		Before offering	After offering
Executive Officers and Directors
Steve Ro(2)	676,500	6.9%	5.6%
Randall Bambrough(3)	171,380	1.8	1.4
Honda Shing(4)	1,145,540	11.9	9.6
Chinn Chin(5)	1,145,540	10.8	8.9
Raul Diaz(6)	129,887	1.3	1.1
Henry Shaw(7)	38,277	*	*
George Haber(8)	27,060	*	*
Joe Liu(9)	27,060	*	*
All directors and executive officers as a group (9 persons)(10)	3,370,263	30.4	25.2

Other 5% Stockholders
Spot Master Investment Limited(11) 6F, #16 Mucha St. Alley 9, Section 4 Mucha Wenshan District Taipei, Taiwan ROC	2,083,620	21.7	17.5

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of March 31, 2003 are considered to be beneficially owned by such person. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Each stockholder’s percentage ownership in the following table is based upon 9,597,139 shares of common stock outstanding as of March 31, 2003 and 11,897,139 shares of common stock outstanding immediately after the offering, in each case assuming conversion of all outstanding shares of preferred stock into common stock. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. The (*) indicates less than one percent ownership.
(2)	Includes 243,540 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003.
(3)	Includes 9,020 shares of our of our common stock issuable under options exercisable within 60 days of March 31, 2003 and 125,153 shares of our common stock subject to our right of repurchase as of March 31, 2003.
(4)	Includes 63,140 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003.

(5)	Includes 1,037,300 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003.
(6)	Represents 129,887 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003.
(7)	Includes 8,625 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003.
(8)	Includes 19,449 shares of our common stock subject to our right of repurchase as of March 31, 2003.
(9)	Includes 19,449 shares of our common stock subject to our right of repurchase as of March 31, 2003.
(10)	Includes 1,500,530 shares of our common stock issuable under options exercisable within 60 days of March 31, 2003 and 164,050 shares subject to our right of repurchase as of March 31, 2003.
(11)	Li-Chun Lo, Steve Ro’s brother, has the sole voting and dispositive powers over the shares held of record by Spot Master Investment Limited.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value. Prior to this offering, there were 9,597,139 shares of our common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of our preferred stock into common stock on the closing of this offering, that were held of record by approximately 196 stockholders, and options to purchase 3,192,142 shares of common stock were outstanding. We will have a total of 11,897,139 shares of common stock outstanding following this offering.

The following description assumes the filing of an amended and restated certificate of incorporation and the conversion of all our preferred stock into common stock upon the closing of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock following this offering.

Registration Rights

Holders of 6,948,329 shares of our common stock are entitled to certain rights with respect to the registration of their shares under the Securities Act. Specifically, at any time that we plan to register our securities, these holders have a right to require that we include their securities in the registration at our expense, subject to specified limitations. Furthermore, under the terms of the agreement between us and these stockholders, to the extent that we are qualified under applicable SEC rules to register our shares for public resale on Form S-3 or a similar short form registration, if holders of at least 2% of our common stock request that their securities be registered, and provided that that the value of the securities requested to be registered is at least $500,000, we have agreed to use our best efforts to register such securities on Form S-3, subject to specified limitations. All fees, costs and expenses of the registrations mentioned above will be borne by us and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the securities being registered. These registration rights terminate at such time as all such holders’ securities can be sold within a six-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 or on July 2, 2007.

Delaware Anti-takeover Law and Charter and Bylaw Provisions

Delaware Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Charter Provisions.    Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. These could have the effect of decreasing the market price of our common stock. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things, will:

•	divide our board of directors into three separate classes serving staggered three-year terms;

•	provide that special meetings of stockholders can only be called by our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer). In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders;

•	eliminate the right of stockholders to act by written consent;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

•	allow our board of directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock, without any further vote or action by the stockholders.

These provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market Quotation

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “IVII,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

Upon completion of this offering, we will have outstanding 11,897,139 shares of our common stock. Of these shares, the 2,300,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors and 10% stockholders). Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

The remaining 9,597,139 shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. All of these shares are subject to lock-up agreements pursuant to which the stockholder has agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of the underwriting agreement related to this offering without the prior written consent of SG Cowen Securities Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by SG Cowen Securities Corporation. Taking into account the lock-up agreements, and assuming SG Cowen Securities Corporation does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

•	an additional 9,333,304 shares will become eligible for sale pursuant to Rule 144 beginning on , 2003, 180 days after the date of the underwriting agreement related to this offering. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below; and

•	an additional 263,835 shares will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future.

Of the above 9,597,139 shares of restricted securities, 351,780 shares held by Dell are subject to a two-year lock-up period. Of these shares, 87,945 shares shall be released from the lock-up agreement 180 days from the date of this prospectus and an additional 43,972 shares shall be released each 90 days thereafter, such that all of the shares shall be released from the lock-up agreement two years following the date of this prospectus.

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans and our stock purchase plan. Based upon the number of shares subject to outstanding options as of March 31, 2003 and currently reserved for issuance under our stock plans, this registration statement would cover approximately 4,364,416 shares in addition to annual increases in the number of shares available under the stock option plans and stock purchase plan pursuant to the terms of such plans. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire or earlier in SG Cowen Securities Corporation’s sole discretion.

Holders of 6,948,329 shares of our common stock will be entitled to rights with respect to registration of these shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent of the number of shares of common stock then outstanding (which will equal approximately 118,971 shares immediately after the offering) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Beginning 90 days after the effective date, any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation and SoundView Technology Corporation are acting as the underwriters as follows:

Name	Number of Shares
SG Cowen Securities Corporation
SoundView Technology Corporation

Total	2,300,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 345,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Payable by InterVideo, Inc.
	No Exercise	Full Exercise
Per share	$—	$—
Total	$—	$—

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,650,000.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors, executive officers, stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen Securities Corporation provided we may, without the consent of SG Cowen Securities Corporation, grant options and sell shares pursuant to our stock plans, and issue up to a number of shares equal to five percent of our outstanding share capital in connection with the acquisition of, or merger with, another company or its assets, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other stockholders in connection with this offering. There are no agreements between SG Cowen Securities Corporation and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

In addition, Dell, which holds 351,780 shares of common stock, has entered into a lock-up agreement with us pursuant to which 87,945 shares become eligible for sale 180 days from the date of this prospectus and an additional 43,972 shares become eligible for sale each 90 days thereafter, such that all of the shares held by Dell become eligible for sale two years following the date of this prospectus.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in this reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. SG Cowen Securities Corporation may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

In addition, a prospectus in electronic format is being made available on a website maintained by E*TRADE Securities, Inc. SoundView Technology Corporation, pursuant to a Relationship Agreement with E*TRADE, may offer shares that it underwrites to customers of E*TRADE. The underwriters may allocate a number of shares to SoundView Technology Corporation for sale to online brokerage account holders of E*TRADE Securities, Inc. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by E*TRADE Securities, Inc.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, a professional corporation, Palo Alto, California, will pass for us on the validity of the common stock offered hereby. O’Melveny & Myers LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated balance sheets of InterVideo, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002 and the related consolidated statements of operations, redeemable preferred stock, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002 have been included in this prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s audit report contains an explanatory paragraph that refers to a restatement of the consolidated financial statements as of December 30, 2000 and 2001, and for each of the years in the two-year period ended December 31, 2001, which consolidated financial statements were previously audited by other auditors who have ceased operations and to the Company’s adoption of statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

The balance sheets of Audio/Video Products Division of Formosoft International Inc. as of December 31, 1998 and 1999, and the related statements of operations and comprehensive loss, and cash flows for the period from April 14, 1998 (date of incorporation) to December 31, 1998 and for the year ended December 31, 1999 included in this prospectus have been audited by TN Soong & Co., an Associate Member Firm of Deloitte Touche Tohmatsu effective April 22, 2002 (formerly a Member Firm of Andersen Worldwide, S.C.), independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about us and our common stock. Our statements in this prospectus concerning the contents of any document are not necessarily complete, and in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. Each statement about those documents is qualified in its entirety by this reference.

Following the offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when we file them, may be inspected without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

INTERVIDEO, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

The consolidated financial statements of InterVideo, Inc. as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001 have been restated to reflect the effects of the corrections described in Note 2 to the consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of InterVideo, Inc.

We have audited the accompanying consolidated balance sheets of InterVideo, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, redeemable preferred stock, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterVideo, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001, which consolidated financial statements were previously audited by other auditors who have ceased operations. As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, InterVideo, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”.

/s/    KPMG LLP

Mountain View, California

May 30, 2003

INTERVIDEO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31,		As of March 31, 2003
	2001	2002	Actual	Pro Forma
	Restated		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,348	$17,137	$18,518	$18,518
Short-term investments	—	4,104	4,881	4,881
Accounts receivable, net of allowance for doubtful accounts of $319, $205, $143 and $143, respectively	2,753	3,902	4,595	4,595
Deferred tax assets	—	2,122	2,128	2,128
Prepaid expenses and other current assets	540	694	1,661	1,661

Total current assets	17,641	27,959	31,783	31,783
Property and equipment, net	1,725	1,566	1,492	1,492
Goodwill	1,018	1,018	1,018	1,018
Other purchased intangible assets	683	483	433	433
Deferred tax assets	—	3,335	3,335	3,335
Other assets	1,086	355	367	367

Total assets	$22,153	$34,716	$38,428	$38,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$595	$413	$691	$691
Accrued liabilities	12,732	9,639	10,632	10,632
Income taxes payable	52	1,111	1,197	1,197
Deferred revenue	307	1,112	1,522	1,522

Total current liabilities	13,686	12,275	14,042	14,042

Stockholders’ equity:
Convertible preferred stock, $0.001 par value: aggregate liquidation preference of $21,255, $23,855, $23,855 and $0, respectively; 13,000 shares authorized; 12,189, 12,839, 12,839 and no shares issued and outstanding, respectively	12	13	13	—
Common stock, $0.001 par value: 25,000 shares authorized; 2,428, 2,644, 2,649 and 9,597 shares issued and outstanding, respectively	2	3	3	10
Additional paid-in capital	28,924	35,197	35,198	35,204
Notes receivable from stockholders	(824)	(864)	(874)	(874)
Deferred stock compensation	(1,616)	(1,614)	(1,280)	(1,280)
Accumulated other comprehensive loss	(188)	(180)	(168)	(168)
Accumulated deficit	(17,843)	(10,114)	(8,506)	(8,506)

Total stockholders’ equity	8,467	22,441	24,386	24,386

Total liabilities and stockholders’ equity	$22,153	$34,716	$38,428	$38,428

The accompanying notes are an integral part of these consolidated financial statements.

INTERVIDEO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(unaudited)
Revenue	$15,426	$33,763	$45,494	$11,167	$13,373

Product costs	5,133	16,895	16,850	3,956	5,430
Amortization of software license agreement	—	1,000	29	13	5

Cost of revenue	5,133	17,895	16,879	3,969	5,435

Gross profit	10,293	15,868	28,615	7,198	7,938
Operating expenses:
Research and development	6,581	9,035	7,185	2,022	1,714
Sales and marketing	4,916	7,878	8,179	1,759	2,275
General and administrative	2,667	2,990	3,778	896	951
Stock compensation(1)	2,909	1,854	2,469	921	333
Amortization of goodwill	174	298	—	—	—
Cost of delayed public offering	—	710	1,728	—	—
Impairment of promotional agreement	—	550	—	—	—
Restructuring costs	—	850	(20)	—	—

Total operating expenses	17,247	24,165	23,319	5,598	5,273

Income (loss) from operations	(6,954)	(8,297)	5,296	1,600	2,665
Other income, net	555	537	24	76	86

Income (loss) before provision (benefit) for income taxes	(6,399)	(7,760)	5,320	1,676	2,751
Provision (benefit) for income taxes	552	924	(2,409)	596	1,143

Net income (loss)	$(6,951)	$(8,684)	$7,729	$1,080	$1,608

Net income (loss) per common share, basic	$(4.89)	$(4.61)	$3.15	$0.47	$0.63

Net income (loss) per common share, diluted	$(4.89)	$(4.61)	$0.65	$0.09	$0.13

Weighted average common shares outstanding, basic	1,421	1,885	2,456	2,290	2,541

Weighted average common shares outstanding, diluted	1,421	1,885	11,945	11,524	12,112

(1) Stock compensation is allocated among the operating expense classifications as follows (in thousands):
	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(unaudited)
Research and development	$745	$581	$969	$268	$111
Sales and marketing	1,523	605	761	377	115
General and administrative	641	668	739	276	107

	$2,909	$1,854	$2,469	$921	$333

The accompanying notes are an integral part of these consolidated financial statements.

INTERVIDEO, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Redeemable Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compen- sation	Accum- ulated Other Compre- hensive Loss	Accum- ulated Deficit	Total Stock- holders’ Equity	Compre- hensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, December 31, 1999 (Restated)	—	$—	8,000	$8	1,379	$1	$4,915	$—	$(83)	$—	$(2,208)	$2,633
Issuance of Series D convertible preferred stock, net of issuance cost of $45	—	—	4,189	4	—	—	16,706	—	—	—	—	16,710
Issuance of Series D redeemable preferred for acquisition of AVPD	25	1,000	—	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	625	1	96	—	—	—	—	97
Stock compensation to consultants and other non-employees	—	—	—	—	—	—	983	—	—	—	—	983
Deferred stock compensation	—	—	—		—	—	3,585	—	(3,585)	—	—	—
Amortization of deferred stock compensation expense	—	—	—	—	—	—	—	—	1,926	—	—	1,926
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(84)	—	(84)	$(84)
Net loss	—	—	—	—	—	—	—	—	—	—	(6,951)	(6,951)	(6,951)

BALANCE, December 31, 2000 (Restated)	25	1,000	12,189	12	2,004	2	26,285	—	(1,742)	(84)	(9,159)	15,314	$(7,035)

Exercise of common stock options	—	—	—	—	208	—	111	—	—	—	—	111
Notes receivable from stockholders from exercised options	—	—	—	—	216	—	800	(800)	—	—	—	—
Redemption of Series D from sellers of AVPD	(25)	(1,000)	—	—	—	—	—	—	—	—	—	—
Stock compensation to consultant and other non-employees	—	—	—	—	—	—	130	—	—	—	—	130
Interest income on notes receivable from stockholders	—	—	—	—	—	—	—	(24)	—	—	—	(24)
Deferred stock compensation	—	—	—	—	—	—	1,598	—	(1,598)	—	—	—
Amortization of deferred stock compensation expense	—	—	—	—	—	—	—	—	1,724	—	—	1,724
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(104)	—	(104)	$(104)
Net loss	—	—	—	—	—	—	—	—	—	—	(8,684)	(8,684)	(8,684)

BALANCE, December 31, 2001 (Restated)	—	—	12,189	12	2,428	2	28,924	(824)	(1,616)	(188)	(17,843)	8,467	$(8,788)

Exercise of common stock options	—	—	—	—	216	1	89	—	—	—	—	90
Issuance of Series D convertible preferred stock	—	—	650	1	—	—	3,717	—	—	—	—	3,718
Stock compensation to consultants and other non-employees	—	—	—	—	—	—	157	—	—	—	—	157
Interest income on notes receivable from stockholders	—	—	—	—	—	—	—	(40)	—	—	—	(40)
Deferred stock compensation	—	—	—	—	—	—	2,310	—	(2,310)	—	—	—
Amortization of deferred stock compensation expense	—	—	—	—	—	—	—	—	2,312	—	—	2,312
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	26	—	26	$26
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(18)	—	(18)	(18)
Net income	—	—	—	—	—	—	—	—	—	—	7,729	7,729	7,729

BALANCE, December 31, 2002	—	—	12,839	13	2,644	3	35,197	(864)	(1,614)	(180)	(10,114)	22,441	$7,737

Exercise of common stock options	—	—	—	—	5	—	2	—	—	—	—	2
Interest income on notes receivable from stockholders	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Deferred stock compensation	—	—	—	—	—	—	(1)	—	1	—	—	—
Amortization of deferred stock compensation expense	—	—	—	—	—	—	—	—	333	—	—	333
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	$—
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	12	—	12	12
Net income	—	—	—	—	—	—	—	—	—	—	1,608	1,608	1,608

BALANCE, March 31, 2003 (unaudited)	—	$—	12,839	$13	2,649	$3	$35,198	$(874)	$(1,280)	$(168)	$(8,506)	$24,386	$1,620

The accompanying notes are an integral part of these consolidated financial statements.

INTERVIDEO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(6,951)	$(8,684)	$7,729	$1,080	$1,608
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	746	1,220	922	228	227
Deferred taxes	—	—	(5,457)	—	(6)
Cost of settlement of intellectual property matters settled in preferred stock	—	3,718	—	—	—
Write-down of long term investments	—	100	200	—	—
Write-off of in-process research and development	700	—	—	—	—
Amortization of software license agreement	—	1,000	29	13	5
Stock compensation	2,909	1,854	2,469	921	333
Provision for doubtful accounts	110	185	105	—	(48)
Loss from disposal of property and equipment	112	235	143	—	2
Interest income on Notes Receivable from officers	—	(24)	(40)	(10)	(10)
Changes in operating assets and liabilities:
Accounts receivable	(2,149)	(522)	(1,254)	709	(654)
Prepaid expenses and other current assets	(204)	(1,251)	(766)	(1,039)	(957)
Other assets	(253)	(612)	536	23	(12)
Accounts payable	353	115	(182)	74	279
Accrued liabilities, taxes payable and deferred revenue	4,297	4,050	2,490	959	1,495

Net cash provided by (used in) operating activities	(330)	1,384	6,924	2,958	2,262

Cash flows from investing activities:
Purchase of property and equipment	(1,976)	(712)	(700)	(19)	(106)
Purchase of Audio/Video Products Division (“AVPD”)	(2,200)	(1,000)	—	—	—
Purchase of long-term investments	(200)	—	—	—	—
Purchase of short-term investment, net	—	—	(3,522)	—	(765)

Net cash used in investing activities	(4,376)	(1,712)	(4,222)	(19)	(871)

Cash flows from financing activities:
Proceeds from issuance of Series D preferred stock, net	16,710	—	—	—	—
Proceeds from exercise of common stock options	97	111	90	77	2

Net cash provided by financing activities	16,807	111	90	77	2

Effect of change in exchange rates on cash and cash equivalents	(61)	(103)	(3)	(1)	(12)

Net increase (decrease) in cash and cash equivalents	12,040	(320)	2,789	3,015	1,381
Cash and cash equivalents, beginning of period	2,628	14,668	14,348	14,348	17,137

Cash and cash equivalents, end of period	$14,668	$14,348	$17,137	$17,363	$18,518

Supplementary disclosures of noncash investing and financing activities:
Issuance of Series D redeemable preferred stock	$1,000	$—	$—	$—	$—
Issuance of Series D convertible preferred stock	—	—	3,718	—	—
Notes receivable from stockholders pursuant to exercised options	—	800	—	—	—
Deferred stock compensation	3,585	1,598	2,310	2,351	(1)
Unrealized gain (loss) on available-for-sale investments	—	—	(18)	—	12
Supplementary disclosure:
Income tax payment	—	—	—	—	650

The accompanying notes are an integral part of these consolidated financial statements.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

1.    Organization and Business:

The Company is a provider of DVD software. The Company has developed a technology platform from which it has created a broad suite of integrated multimedia software products. These products span the digital video cycle by allowing users to capture, edit, author, distribute, burn and play digital video. The Company has historically derived nearly all of its revenue from sales of its WinDVD product, a software DVD player for PCs to PC original equipment manufacturers (OEMs). Other products include WinDVD Creator, InterVideo Home Theater, InterVideo DVD Copy and Linux-based versions of our DVD software for Linux-based PCs and CE devices.

The Company’s software is bundled with products sold by PC OEMs. The Company sells its products to PC OEMs, CE manufacturers and PC peripherals manufacturers worldwide. In addition, the Company sells products through retail channels and directly to consumers through its websites.

During the first quarter of 2000, the Company created wholly-owned subsidiaries to market its products in Japan and Taiwan. The Taiwan subsidiary includes the business and assets acquired in June 2000 from Audio/Video Products Division (AVPD) of Formosoft International Inc., as discussed in Note 13. During the fourth quarter of 2001, the Company created a wholly-owned subsidiary to market its products in China.

The Company is subject to a number of risks associated with technology companies, including, but not limited to, a history of net losses; limited operating history; fluctuating operating results; declining selling prices; third-party intellectual property claims; potential competition from larger more established companies; and dependence on key employees.

In April 2002, the Board of Directors approved the Company’s reincorporation in Delaware, which was completed in May 2002.

2.     Restatement:

The Company has restated the consolidated financial statements to reflect the following adjustments for the years ended December 31, 2000 and 2001:

•	An increase of stock compensation expense of $917,000 and $109,000 for the years ended December 31, 2000 and 2001, respectively, as a result of remeasuring the fair value of options issued to non-employees at each accounting period, over the service period through the vesting date.

•	An increase of stock compensation expense of $357,000 for the year ended December 31, 2000 and a decrease of stock compensation expense of $356,000 for the year ended December 31, 2001 as a result of amortizing deferred stock compensation for certain employee awards over the appropriate vesting periods.

•	An increase of stock compensation expense of $96,000 for the year ended December 31, 2001 as a result of remeasuring stock options exercised with the issuance of notes receivable with below market rates of interest. In addition, deferred stock compensation increased by $136,000 at December 31, 2001 for this remeasurement.

•	An increase of stock compensation expense of $158,000 for the year ended December 31, 2000 and a decrease of stock compensation expense and research and development expense of $80,000 and $78,000, respectively, for the year ended December 31, 2001 as a result of recognizing compensation expense in the period in which a performance based stock option issued to an employee became probable of vesting.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

•	A decrease of unlicensed royalty expense of $228,000 and $68,000 for the years ended December 31, 2000 and 2001, respectively, as a result of recording certain unlicensed royalty accruals in the period in which the liability became probable and reasonably estimable.

•	A decrease of licensed royalty expense of $136,000 for the year ended December 31, 2001 as a result of the reduction in an accrual.

The following tables present the impact of the restatements on a condensed basis (in thousands, except per share amounts):

	As of December 31, 2001
	As previously reported	Restated
Consolidated Balance Sheet
Accrued liabilities	$13,241	$12,732
Total liabilities	14,194	13,686
Preferred stock, common stock and additional paid-in capital	27,765	28,938
Notes receivable from stockholders	(667)	(824)
Deferred stock compensation	(2,070)	(1,616)
Accumulated deficit	(16,881)	(17,843)
Total stockholders’ equity	7,959	8,467

	Year ended December 31,
	2000		2001
	As previously reported	Restated	As previously reported	Restated
Consolidated Statements of Operations
Cost of revenue	$5,361	$5,133	$18,099	$17,895
Stock compensation	1,411	2,909	2,063	1,854
Total operating expenses	15,815	17,247	24,474	24,165
Loss before provision (benefit) for income taxes	(5,193)	(6,399)	(8,253)	(7,760)
Net loss	$(5,745)	$(6,951)	$(9,177)	$(8,684)
Net loss per common share, basic and diluted	$(4.04)	$(4.89)	$(4.87)	$(4.61)

Consolidated Statements of Cash Flows
Net loss	$(5,745)	$(6,951)	$(9,177)	$(8,684)
Stock compensation	1,411	2,909	2,063	1,854
Change in accrued liabilities, taxes payable and deferred revenue	4,519	4,297	4,331	4,050
Net cash provided by (used in) operating activities	(330)	(330)	1,384	1,384

The Company has restated the condensed consolidated financial statements for the quarter ended March 31, 2002 to reflect the following;

•	An increase in revenue of $307,000 to recognize revenue in accordance with the Company’s policy as described in Note 3;

•	An increase in stock compensation expense of $196,000 primarily as a result of remeasuring the fair value of options issued to non-employees over the service period.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

3.    Summary of Significant Accounting Policies:

Basis of presentation

All share amounts have been rounded to the nearest thousand.

Unaudited interim financial statements

The accompanying consolidated balance sheet as of March 31, 2002, the consolidated statements of operations and cash flows for the three-month periods ended March 31, 2002 and 2003, and the consolidated statement of redeemable preferred stock, stockholders’ equity and comprehensive income (loss) for the three months ended March 31, 2003 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Beginning with the quarter ended March 31, 2003, all international subsidiaries of the Company established a month end cut-off of three working days prior to the end of any given month. This change did not have a material impact on the results of operations of the Company.

Foreign currency translation

The functional currency of the Company’s subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate at the applicable balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. The effects of these translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. Exchange gains or losses arising from transactions denominated in a currency other than the functional currency of an entity are included in other income, net and have not been significant to the Company’s operating results in any periods presented.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management in preparing the consolidated financial statements relate to the accrual for unlicensed royalty and settlement agreements, the valuation allowance on deferred tax assets, the allowance for doubtful accounts and sublease assumptions in accrued restructuring. Actual results could materially differ from these estimates.

Stock splits

In April 2002, the Board of Directors approved a 0.44-for-one reverse stock split for the holders of common stock which was effected in May 2002. In May 2003, the Board of Directors approved a 1.23-for-one forward stock split for the holders of common stock. These stock splits have been retroactively reflected in the accompanying consolidated financial statements for all years presented. The conversion ratio of the convertible preferred stock was adjusted by the stock splits such that, upon conversion, each share of convertible preferred stock will be converted into 0.54 shares of common stock.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Fair value of financial instruments

The fair value of the Company’s cash, cash equivalents, short-term investments, accounts receivable and accounts payable approximate their respective carrying amounts due to their relatively short-term maturities.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, at the date of purchase, to be cash equivalents. Cash equivalents consist of money market accounts and commercial paper.

Short-term investments

Short-term investments consist principally of corporate bonds and certificates of deposit. The Company currently classifies all investment securities as available-for-sale. Securities classified as available-for-sale are required to be reported at fair value with unrealized gains and losses excluded from earnings and included in other comprehensive income (loss).

Short-term investments consist of (in thousands):

	As of December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Corporate bonds	$3,055	$—	$(16)	$3,039
Certificates of deposit	1,067	—	(2)	1,065

Total	$4,122	$—	$(18)	$4,104

	As of March 31, 2003 (unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Corporate bonds	$2,610	$2	$(4)	$2,608
Certificates of deposit	2,277	—	(4)	2,273

Total	$4,887	$2	$(8)	$4,881

The contractual maturities of available-for-sale securities at March 31, 2003 were all less than one year.

Significant concentrations

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated potential bad debt losses. Three customers’ accounts receivable balances were individually greater than 10% of total accounts receivable at December 31, 2001 and together comprised 56% of total accounts receivable. Two customers’ accounts receivable balances were individually greater than 10% of total accounts receivable at December 31, 2002 and together comprised 39% of total accounts receivable. Two customers’ accounts receivable balances were individually greater than 10% of total accounts receivable at March 31, 2003 and together comprised 26% (unaudited) of total accounts receivable.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The following individual customers accounted for greater than 10% of revenue in any one of the years or periods:

	For the year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Customer A	21%	29%	14%	16%	11%
Customer B	9%	12%	9%	15%	5%
Customer C	5%	14%	17%	23%	21%

Valuation accounts

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, the Company analyzes historical collection experience, customer concentrations, customer credit-worthiness and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the Company’s future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required. Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003 (in thousands).

Allowance for Doubtful Accounts	Balance at beginning of the Period	Additions/(substractions)	Write-off	Balance at end of the Period
December 31, 2000	$42	$110	$—	$152
December 31, 2001	152	185	18	319
December 31, 2002	319	105	219	205
March 31, 2003 (unaudited)	205	(48)	14	143

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation or amortization. Depreciation is calculated using the straight-line method based on estimated useful lives of between three and seven years. Leasehold improvements are amortized over the lesser of the lease terms or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to expense as incurred. Cost and accumulated depreciation of assets sold or retired are removed from the respective property accounts, and the gain or loss is reflected in the statement of operations.

Intangible assets and goodwill

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) in July 2001. SFAS 142 requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other identifiable intangible assets must be amortized over their useful life. SFAS 142 also requires that goodwill not be amortized but instead tested for impairment at least annually and more frequently upon the occurrence of certain events (see “Impairment of Long-Lived Assets” below).

The Company adopted SFAS 142 effective January 1, 2002. SFAS 142 required the Company to perform the following as of January 1, 2002: (i) review goodwill and intangible assets for possible reclassifications;

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

(ii) reassess the lives of intangible assets; and (iii) perform a transitional goodwill impairment test. The Company has reviewed the balances of goodwill and identifiable intangibles and determined that assembled workforce is required to be reclassified from identifiable intangibles to goodwill. The Company has also reviewed the useful lives of the purchased development technology and determined that the original estimated lives of five years remain appropriate. The Company has completed the transitional goodwill impairment test and has determined that the Company did not have a transitional impairment of goodwill.

As required by SFAS 142, the Company ceased amortization of goodwill and intangible assets with an indefinite life associated with the acquisition of AVPD effective January 1, 2002. Prior to January 1, 2002, the Company amortized goodwill, assembled workforce and developed technology associated with the AVPD acquisition over five years using the straight-line method.

The following is a summary of adjusted net income (loss) without amortization of goodwill and intangible assets with an indefinite life (in thousands, except per share amount):

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(Unaudited)
Net income (loss), as reported	$(6,951)	$(8,684)	$7,729	$1,080	$1,608
Add back: amortization of goodwill and assembled workforce	174	298	—	—	—

Adjusted net income (loss)	$(6,777)	$(8,386)	$7,729	$1,080	$1,608

Net income (loss) per share, basic, as reported	$(4.89)	$(4.61)	$3.15	$0.47	$0.63
Add back: amortization of goodwill and assembled workforce	0.12	0.16	—	—	—

Adjusted net income (loss) per share, basic	$(4.77)	$(4.45)	$3.15	$0.47	$0.63

Net income (loss) per share, diluted, as reported	$(4.89)	$(4.61)	$0.65	$0.09	$0.13
Add back: amortization of goodwill and assembled workforce	0.12	0.16	—	—	—

Adjusted net income (loss) per share, diluted	$(4.77)	$(4.45)	$0.65	$0.09	$0.13

The Company tests goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Consistent with the Company’s determination that it has only one operating segment, the Company has determined that it has only one reporting unit. Goodwill is tested for impairment annually, in the fourth quarter, in a two-step process. First, the Company determines if the carrying amount of its reporting unit exceeds the “fair value” of the reporting unit, which would indicate that goodwill may be impaired. If the Company determines that goodwill may be impaired, the Company compares the “implied fair value” of the goodwill, as defined by SFAS 142, to its carrying amount to determine if there is an impairment loss.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Impairment of long-lived assets

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30. SFAS 144 was adopted by the Company on January 1, 2002. In accordance with SFAS 144, when events and circumstances warrant a review, the Company evaluates the carrying value of long-lived assets to be held and used. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner except that fair market values are reduced by the cost to dispose of such assets.

Long-term investments

The Company has long-term minority investments in non-public companies that are carried initially at cost. Long-term investments are included in other assets in the consolidated financial statements. The Company monitors these investments for declines in fair value that are considered to be other than temporary and records appropriate reductions in carrying values when necessary. In the third quarter of 2002, as a result of a periodic review of the value of an investment in a private company, management determined that the carrying amount was not recoverable and, accordingly, wrote off its investment in this private company, totaling $200,000.

Revenue recognition

The Company’s revenue is derived from fees paid under software licenses granted primarily to OEMs, distributors and directly to end users. The Company records revenue generated from these sales in accordance with SOP 97-2, “Software Revenue Recognition,” as amended, under which revenue is recognized when evidence of an arrangement exists, delivery of the software has occurred, the fee is fixed and determinable, and collectibility is probable.

The Company sells to OEMs and directly to end-users. Under the terms of the Company’s license agreements with the OEMs, the OEMs are entitled only to unspecified upgrades on a when and if available basis, prior to sell through to end users. Under the terms of the Company’s revenue recognition policy, the Company recognizes revenue based on evidence of products being sold by the OEMs’ customers. The Company does not have any obligation to provide upgrades to the OEMs’ customers. Accordingly, the Company does not defer any revenue as the Company no longer has any obligations once the OEMs’ products have been shipped and revenue has been recorded.

Under the terms of the OEM license agreements, the OEM will qualify the Company’s software on their hardware and software configurations. Once the software has been qualified, the OEM will begin to ship products and report sales to the Company, at which point revenue will be recorded. The OEM will have the right to return the software prior to qualification. Once it has been shipped, the OEM does not have a right of return. Therefore, the Company does not maintain a returns reserve related to OEM sales. Under the terms of the Company’s OEM license agreements, the OEM has certain inspection and acceptance rights. These rights lapse once the product has been qualified and the shipment reported to us. Therefore, these acceptance rights do not impact the amounts or timing of revenue recognition.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Most OEMs pay a license fee based on the number of copies of licensed software included in the products sold to their customers. These OEMs pay fees on a per-unit basis, and the Company records associated revenue when it receives notification of the OEMs’ sales of the licensed software to the end users. The terms of the license agreements generally require the OEMs to notify the Company of sales of their products within 30 to 45 days after the end of the month or quarter in which the sales occur. As a result, the Company generally recognizes revenue in the month or quarter following the sale of the product to the OEMs’ customers.

A small number of OEMs that sell primarily PC components place orders with the Company for a fixed quantity of units at a fixed price. In such cases, qualification of the Company’s product is not required, and these OEMs have no rights to upgrades or returns. The Company generally recognizes revenue upon shipment to these OEMs.

Revenues from certain OEM agreements call for the payment of fees for non-recurring engineering services primarily to port the Company’s software to the OEM’s hardware and software configurations. If the agreement calls for the Company to provide unspecified future upgrades, revenue is recognized ratably over the remaining contract period following delivery and acceptance. If the agreement does not call for unspecified future upgrades, revenue is recognized over the service period that the non-recurring engineering services are performed or upon acceptance of the final product.

End-user sales are made directly through the Company’s websites. The Company does not offer specified upgrade rights to any class of customer, and there are no unspecified upgrade rights associated with end-user sales. The Company recognizes revenue from sales through its websites upon delivery of product and the receipt of payment by means of an authorized credit card. End users who purchase software from websites do not have rights of return.

Certain distributors and retailers, primarily in Japan, have limited rights to return product that was purchased in the previous six-months. These distributors have no rights to product upgrades. The Company generally recognizes revenue, net of estimated returns, upon shipment to these distributors and retailers. Other distributors and retailers, primarily in the United States, have unlimited rights of return. The Company generally recognizes revenue upon receipt of evidence that the distributors and retailers have sold the Company’s products.

Certain customer agreements call for the payment by the Company of marketing development funds, co-operative advertising fees, rebates or similar charges. The Company accounts for such fees as a reduction in revenue. Commissions paid to third-party sales representatives are included in sales and marketing expenses.

Cost of revenue

Cost of revenue is comprised of product costs and amortization of a software license agreement.

Product costs consist primarily of licensed and unlicensed royalties, cost of settlement of intellectual property matters, expenses incurred to manufacture, package and distribute the Company’s software products, the amortization of developed technology and costs associated with end-user post-contract customer support (“PCS”). Licensed and unlicensed royalties consist of royalties paid or accrued for payment to third parties for technology incorporated into the Company’s products. In general, the amount of royalties depends on the number of the Company’s product units sold and the royalty rates associated with the third-party technology incorporated into those products. Cost of settlement of intellectual property matters consists of amounts that the Company has agreed to pay to third parties in settlement of alleged infringement of certain patented technology used in the Company’s and its customers’ products, and accruals for royalties related to the Company’s usage of technologies under patent where no agreement exists.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

End-user PCS costs include the costs associated with answering end-user customer inquires and providing telephone assistance to end users of the Company’s products. The Company does not defer the recognition of any revenue associated with sales to end users, because no updates are provided and PCS is provided within 90 days after the associated revenue is recognized. Certain product costs associated with sales through retailers are deferred until the corresponding revenue has been recognized.

Amortization of software license agreement consists of royalty payments pursuant to a software license agreement that we entered into in December 2000. The license agreement provided for an aggregate of $1.1 million of minimum royalty payments. The associated expense was recognized on a straight-line basis over the agreement term. In September 2001, the Company determined that a large portion of the minimum royalty payment would be unrealizable and was impaired. Accordingly, during the year ended December 31, 2001, $987,000 was charged to amortization of software license agreement, of which $724,000 represents a write down of the previously capitalized costs to their net realizable value. The amount remaining of $50,000 as of December 31, 2001 is being recorded as cost of revenue over the remaining agreement term.

Software development costs

Under SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” costs incurred in the research and development of software are expensed as incurred until technological feasibility has been established. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general marketability of the products are capitalized. The Company defines establishment of technological feasibility as the completion of a working model. The establishment of technological feasibility and the ongoing assessment of recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technologies. Amounts that were capitalizable under SFAS 86 were insignificant, and therefore no costs have been capitalized to date.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Net income (loss) per share

Basic net income (loss) per common share is calculated by dividing net income (loss) for the period by the weighted average common shares outstanding during the period, less shares subject to repurchase. Diluted income (loss) per share is calculated by dividing the net income (loss) for the period by the weighted average common shares outstanding, adjusted for all dilutive potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, convertible preferred stock and other contingent issuances of common stock to the extent these shares are dilutive. The Company has losses for the years ended December 31, 2000 and 2001 and, accordingly, has excluded all convertible preferred stock, shares issuable upon exercise of common stock options and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands, except per share amounts):

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(unaudited)
Numerator
Net income (loss)	$(6,951)	$(8,684)	$7,729	$1,080	$1,608

Denominator
Basic:
Weighted average common shares outstanding	1,938	2,262	2,611	2,518	2,644
Less: Weighted average shares subject to repurchase	(517)	(377)	(155)	(228)	(103)

Denominator on basic calculation	1,421	1,885	2,456	2,290	2,541

Basic net income (loss) per share	$(4.89)	$(4.61)	$3.15	$0.47	$0.63

Shares used above to compute basic net income (loss) per share	1,421	1,885	2,456	2,290	2,541

Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible preferred stock (unaudited)			6,837		6,949

Shares used in computing pro forma basic net income per common share (unaudited)			9,293		9,490

Pro forma basic net income per common share (unaudited)			$0.83		$0.17

Diluted:
Weighted average common shares outstanding	1,938	2,262	2,611	2,518	2,644
Less: Weighted average unvested shares subject to repurchase	(517)	(377)	—	—	—
Weighted average dilutive effect of convertible preferred stock	—	—	6,837	6,597	6,949
Weighted average dilutive effect of common stock options	—	—	2,497	2,409	2,519

Denominator on diluted calculation	1,421	1,885	11,945	11,524	12,112

Diluted net income (loss) per share	$(4.89)	$(4.61)	$0.65	$0.09	$0.13

Shares used above to compute diluted net income per share			11,945		12,112
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible preferred stock (unaudited)			—		—

Shares used in computing pro forma diluted net income per common share (unaudited)			11,945		12,112

Pro forma diluted net income per share (unaudited)			$0.65		$0.13

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The following table summarizes potential common shares that are not included in 2000 and 2001 in the denominator used in the diluted net loss per share calculation because to do so would be antidilutive for the periods presented (in thousands):

	Year ended December 31,
Effect of Common Stock Equivalents	2000	2001
Common stock subject to repurchase	517	377
Options to purchase common stock	2,544	2,227
Series A convertible preferred stock	2,706	2,706
Series B convertible preferred stock	541	541
Series C convertible preferred stock	1,082	1,082
Series D convertible preferred stock	1,532	2,268

Total	8,922	9,201

In fiscal year 2002 and the three months ended March 31, 2003, the Company generated positive net income, and therefore all potential common shares are included in the denominator used in the diluted net income per share calculation.

Unaudited pro forma net income (loss) per share

The unaudited pro forma basic and diluted net income (loss) per common share and pro forma basic and diluted weighted average common shares outstanding reflect the automatic conversion of all outstanding shares of convertible preferred stock upon the completion of the Company’s proposed initial public offering (using the as if-converted method).

Unaudited pro forma stockholders’ equity presentation

The unaudited pro forma stockholders’ equity information in the accompanying consolidated balance sheet assumes the conversion of the outstanding shares of convertible preferred stock into 6,949,000 shares of common stock as though the completion of the initial public offering had occurred on March 31, 2003. Common shares issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Stock compensation expenses

The Company accounts for its employee compensation plans using the intrinsic-value method. Stock compensation expense is recorded if, on the date of grant, the current market value of the underlying stock exceeds the exercise price. The expense associated with stock compensation is being amortized over the vesting period of the individual award using an accelerated method of amortization consistent with the method described in FASB Interpretation No. 28. The Company discloses the pro forma effect of using the fair value method of accounting for all employee stock compensation arrangements in accordance with SFAS 123.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 in the fourth quarter of the year ended December 31, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods after December 15, 2002. The Company adopted the interim disclosure provisions in the quarter ended March 31, 2003.

The Company accounts for its stock option awards to employees under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock compensation expense is recorded for options granted in which the exercise price equals or exceeds the market price of the underlying stock on the date of grant in accordance with the provisions of APB Opinion No. 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
	Restated	Restated		Restated
				(unaudited)
Net income (loss):
As reported	$(6,951)	$(8,684)	$7,729	$1,080	$1,608
Employee stock compensation expenses based on APB No. 25	1,926	1,724	2,312	763	333
Employee stock compensation expenses based on FAS 123	(2,016)	(2,062)	(2,578)	(646)	(433)

Pro Forma	$(7,041)	$(9,022)	$7,463	$1,197	$1,508

Net income (loss) per common share—Basic:
As reported	$(4.89)	$(4.61)	$3.15	$0.47	$0.63
Employee stock compensation expenses based on APB No. 25	1.36	0.92	0.94	0.33	0.13
Employee stock compensation expenses based on FAS 123	(1.42)	(1.10)	(1.05)	(0.28)	(0.17)

Pro Forma	$(4.95)	$(4.79)	$3.04	$0.52	$0.59

Net income (loss) per common share—Diluted:
As reported	$(4.89)	$(4.61)	$0.65	$0.09	$0.13
Employee stock compensation expenses based on APB No. 25	1.36	0.92	0.19	0.07	0.03
Employee stock compensation expenses based on FAS 123	(1.42)	(1.10)	(0.22)	(0.06)	(0.04)

Pro Forma	$(4.95)	$(4.79)	$0.62	$0.10	$0.12

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The weighted average fair value of options granted to employees in 2000, 2001, 2002 and three months ended March 31, 2002 and 2003 was $6.04, $7.72, $11.14, $11.02 and $12.79, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,			Three months ended
	2000	2001	2002	March 31, 2002	March 31, 2003
Risk-free interest rate	6.75%-6.19%	5.43%-4.84%	4.14%-2.23%	4.14%-3.55%	2.18%–1.98%
Expected life of the option	4 years	4 years	4 years	4 years	4 years
Dividend yield	0%	0%	0%	0%	0%
Volatility	0%	0%	0%	0%	0%

As the Black-Scholes option valuation model requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future periods.

The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”

For performance based stock option awards issued to employees, the Company records an expense equal to the intrinsic value on the date that the milestone becomes probable of being met. The Company measures the award at each reporting period until the performance has been met and the option is vested.

Other income, net

Other income (expenses), net consists of the following (in thousands):

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Interest income	$652	$460	$258	$59	$60
Loss on disposal of property and equipment	(134)	(1)	(143)	—	(2)
Write-off long term investment	—	(100)	(200)	—	—
Other	37	178	109	17	28

	$555	$537	$24	$76	$86

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Comprehensive income (loss)

Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in stockholders’ equity. The Company’s components of other comprehensive income (loss) are foreign currency translation adjustments and unrealized gain or loss on available-for-sale investments. Such amounts are excluded from net income (loss) and are reported in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in SFAS 143, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company has adopted SFAS 143 as of January 1, 2003. The adoption of SFAS 143 did not have a material impact on the consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt.” Accordingly, gains or losses from extinguishment of debt are not reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has adopted SFAS 145 as of January 1, 2003. The adoption of SFAS 145 did not have a material impact on the consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring),” required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The Company adopted SFAS 146 as of January 1, 2003. The adoption of SFAS 146 did not have a material impact on the consolidated financial position or results of operations.

In November, 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance or modification of a guarantee after December 31, 2002. In addition, FIN 45 requires disclosure about guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The Company adopted FIN 45 as of January 1, 2003. The Company’s software license agreements typically provide for indemnification of customers for intellectual property infringement claims. The Company has received notices of such claims in the past and may receive additional notices of claims in the future (See Note 4 of these Notes to Consolidated Financial Statements). The Company also warrants to customers that its software products operate substantially in accordance with specifications. Historically, minimal costs have been incurred related to product warranties. Additionally, from time to time the Company posts letters of credit to secure specific obligations to third parties and may guarantee specified obligations to third parties. The maximum potential future payments under letters of credit and other guarantees is not considered material as of March 31, 2003. The Company had no liability associated with any of its outstanding letters of credit or guarantees on its balance sheet as of March 31, 2003.

In December 2002, the FASB issued SFAS 148, “Summary of Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because the Company uses the intrinsic-value method of accounting for stock-based employee compensation, SFAS 148 does not impact the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial position or results of operations.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the presentation of the year ended December 31, 2002.

4.    Balance Sheet Components:

Property and Equipment, net

Depreciation expense for property and equipment was $431,000, $721,000, 722,000, 178,000 (unaudited) and 177,000 (unaudited) for the years ended December 31, 2000, 2001, 2002 and three months ended March 31, 2002 and 2003, respectively. Property and equipment, net consists of the following (in thousands):

	As of December 31,		As of March 31, 2003
	2001	2002
			(unaudited)
Equipment	$1,240	$1,231	$1,348
Furniture and fixtures	445	369	373
Purchased software	693	730	739
Leasehold improvements	173	202	202
Construction in process	274	572	544
Other	46	80	80

	2,871	3,184	3,286
Less: Accumulated depreciation and amortization	(1,146)	(1,618)	(1,794)

Property and equipment, net	$1,725	$1,566	$1,492

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Goodwill and other purchased intangible assets, net

Goodwill and other purchased intangible assets, net, on the balance sheet consist of the following (in thousands):

	As of December 31,		As of March 31, 2003
	2001	2002
			(unaudited)
Goodwill:
Goodwill	$1,339	$1,339	$1,339
Less: Accumulated amortization	(424)	(424)	(424)

	915	915	915

Assembled workforce	150	150	150
Less: Accumulated amortization	(47)	(47)	(47)

	103	103	103

Total Goodwill	1,018	1,018	1,018

Other purchased intangible assets:
Purchased development technology	1,000	1,000	1,000
Less: Accumulated amortization	(317)	(517)	(567)

Total other purchased intangible assets	683	483	433

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of December 31,		As of March 31, 2003
	2001	2002
	Restated		(unaudited)
Accrued payroll and related benefits	$1,019	$1,363	$1,339
Royalties for signed agreements	3,586	4,292	5,441
Accruals for unlicensed royalty settlements	6,187	2,078	2,078
Accrued promotion expense	600	—	—
Accrued restructuring cost	307	101	62
Other	1,033	1,805	1,712

Total	$12,732	$9,639	$10,632

In 2002, the Company reached agreements for payment of $4.3 million to settle claims based upon alleged contributory infringement of certain patents allegedly used in the Company’s products or its customers’ products. Of these payments, $3.7 million involved a settlement with one customer for claims relating to products sold prior to December 31, 2001 which the Company accrued in 2001. This customer received 650,000 shares of Series D convertible preferred stock in April 2002 in settlement of the $3.7 million liability. The 650,000 shares of Series D convertible preferred stock are convertible into 352,000 shares of common stock. The fair value of the convertible preferred stock issued in April 2002 approximated $3.7 million. Additionally, the Company agreed in principle to settle an intellectual property matter with another large customer,which is included in accrued liabilities as of March 31, 2003. There can be no assurance that there will not be additional claims in the future.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

As of December 31, 2001 and 2002 and March 31, 2003, the Company had accruals for unlicensed royalties where no signed agreement exists of $6.2 million, $2.1 million and $2.1 million (unaudited), respectively. These accruals represent probable and estimable amounts payable based upon (i) the number of units sold under arrangements where the Company believes that a legal obligation exists multiplied by (ii) the royalty unit price that the relevant patent holders have published or settlement cost when there is an agreement reached. It is not known when agreements will ultimately be signed, if ever. Should the final arrangements result in royalty rates significantly different from these assumptions, the Company’s financial position and result of operations could be materially affected.

The Company has received notices of claims, and may receive additional notices of claims in the future, regarding the alleged infringement of third parties’ intellectual property rights that may result in restrictions or prohibitions on the sale of its products and cause it to pay license fees and damages. Some third parties hold patents that such parties claim cover various aspects of DVD technology incorporated into the Company’s and its customer’s products. Some third parties have claimed that various aspects of DVD technology incorporated into the Company’s and its customers’ products infringe upon patents held by them.

The Company and its customers may be subject to additional third-party claims that it and its customers’ products violate the intellectual property rights of those parties.  In addition to the claims described above, the Company may receive notices of claims of infringement of other parties’ proprietary rights. Many companies aggressively use their patent portfolios to bring infringement claims against competitors and other parties. As a result, the Company may become a party to litigation in the future as a result of an alleged infringement of the intellectual property of others. The Company may be required to pay license fees and damages in the future if it is determined that its products infringe on patents owned by these third parties.

The Company may be required to pay substantial damages and may be restricted or prohibited from selling its products if it is proven that it violates the intellectual property rights of others. If a third party proves that the Company’s technology infringes its patents, the Company may be required to pay substantial damages for past infringement and may be required to pay license fees or royalties on future sales of its products. In addition, if it were proven that the Company willfully infringed on a third party’s patents, it may be held liable for three times the amount of damages it would otherwise have to pay. Intellectual property litigation may require the Company to: stop selling, incorporating or using its products that use the infringed intellectual property; obtain a license to make, sell or use the relevant technology from the owner of the infringed intellectual property, which license may not be available on commercially reasonable terms, or at all; and redesign its products so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause the Company to expend significant resources.

The defense of infringement claims and lawsuits, regardless of their outcome, would likely be expensive to resolve and could require a significant portion of management’s time. In addition, rather than litigating an infringement matter, the Company may determine that it is in its best interests to settle the matter. Terms of a settlement may include restrictions or prohibitions on our ability to sell products incorporating the other party’s technology, the payment of damages and an agreement to license technology in exchange for a license fee and ongoing royalties. These fees may be substantial. If the Company is forced to take any of the actions described above, defend against any claims from third parties or pay any license fees or damages, its business could be harmed.

The Company may be liable to some of its customers for damages that they incur in connection with intellectual property claims.  Some of its license agreements, including many of the agreements it has entered into with its large PC OEM customers, contain warranties of non-infringement and commitments to indemnify its

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

customers against liability arising from infringement of third-party intellectual property rights. These commitments may require the Company to indemnify or pay damages to its customers for all or a portion of any license fees or other damages, including attorneys’ fees, its customers are required to pay, or agree to pay, these or other third parties. The Company has received notices from some of its customers asserting that the Company is required to indemnify them under its agreements with them, or providing notice that they have received from third party infringement claims that are related to the Company’s products. If the Company is required to pay damages to its customers or indemnify its customers for damages they incur, its business could be harmed. If the Company’s customers are required to pay license fees in the amounts that are currently published by claimants, and the Company is required to pay damages to its customers or indemnify its customers for such amounts, such payments would exceed its revenue from such customers. Even if a particular claim falls outside of its indemnity or warranty obligations to its customers, the customers may be entitled to additional contractual remedies against the Company. Furthermore, even if the Company is not liable to its customers, they may attempt to pass on to the Company the cost of any license fees or damages owed to third parties, by reducing the amounts they pay for the Company’s products. These price reductions could harm the Company’s business.

5.    Commitments and Contingencies:

Standby letter of credit

As of December 31, 2002 the Company had an outstanding standby letter of credit for $116,000 issued in connection with a building lease.

Lease commitments

As of December 31, 2002, future minimum commitments under operating leases are as follows (in thousands):

Fiscal Year
2003	$730
2004	3

$733

Rent expense was $469,000, $841,000, $802,000, 196,000 (unaudited) and $214,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002, and three months ended March 31, 2002 and 2003, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

6.    Preferred Stock:

Redeemable preferred stock

As of December 31, 2000, 25,000 shares of Series D preferred stock that were subject to a contractual right of redemption were outstanding. During the year ended December 31, 2001, 25,000 shares were redeemed for $1.0 million. See Note 13 for further discussion.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Convertible preferred stock

Convertible preferred stock consists of the following, net of issuance costs (in thousands):

	As of December 31,		As of March 31, 2003
	2001	2002
			(unaudited)
Series A:
Authorized—5,000 shares; Liquidation preference of $250
Outstanding—5,000 shares	$5	$5	$5
Series B:
Authorized—1,000 shares; Liquidation preference of $250
Outstanding—1,000 shares	1	1	1
Series C:
Authorized—2,000 shares; Liquidation preference of $4,000
Outstanding—2,000 shares	2	2	2
Series D:
Authorized—5,000 shares; Liquidation preference of $16,755, $19,355 and $19,355, respectively
Outstanding—4,189 shares at December 31, 2001; 4,839 shares at December 31, 2002 and March 31, 2003	4	5	5

	$12	$13	$13

The rights, restrictions and preferences of the convertible preferred stock are as follows:

•	Pursuant to the Amended and Restated Certificate of Incorporation filed May 3, 2002, each share of convertible preferred stock is convertible, at the option of the holder, into 0.54 shares of common stock.

•	Each share of convertible preferred stock will be automatically converted into shares of common stock at the then-effective conversion price on the effective date of a firm commitment to underwrite the public offering of the Company’s common stock.

•	The holders of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their shares of preferred stock would convert.

•	Each preferred stockholder is entitled to receive annual dividends at a rate of $0.005 per Series A share, $0.025 per Series B share, $0.20 per Series C share and $0.32 per Series D share, when and if declared by the Board of Directors, prior to payment of dividends on common stock. Dividends are noncumulative. No dividends have been declared to date.

•	In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to receive a liquidation preference of $0.05 per Series A share, $0.25 per Series B share, $2.00 per Series C share and $4.00 per Series D share prior to any distribution to the holders of the common stock. After this distribution, all remaining assets of the Company will be distributed to all stockholders on a share for share basis (assuming conversion of all outstanding preferred stock into common stock).

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

7.    Common Stock:

In May 1998, the Company issued 1,082,000 shares of common stock to one employee of the Company, all of which were subject to a repurchase right at the option of the Company. The shares are repurchasable at $0.0009 per share in the event of termination of employment for any reason. The repurchase rights began to lapse 12 months after the vesting commencement date (May 15, 1998). Beginning on May 15, 1999, the remaining shares vest ratably each month over the remaining 36 months of the term. At December 31, 2001, 2002 and March 31, 2003, 970,000, 1,082,000 and 1,082,000 (unaudited) shares, respectively, had vested.

In May 2002, the Company effected a 0.44-for-one reverse stock split of all common stock. In May 2003, the Board of Directors approved a 1.23-for-one forward stock split of all common stock. The conversion ratio of the convertible preferred stock was adjusted by the stock splits, such that, upon conversion, each share of convertible preferred stock will be converted into 0.54 shares of common stock. All share and per share information has been retroactively adjusted to reflect the stock splits.

As of December 31, 2002 and March 31, 2003, the Company had reserved shares of authorized but unissued common stock for the following (in thousands):

	December 31, 2002	March 31, 2003
		(unaudited)
Conversion of Series A preferred stock	2,706	2,706
Conversion of Series B preferred stock	541	541
Conversion of Series C preferred stock	1,082	1,082
Conversion of Series D preferred stock	2,619	2,619
Stock Options	3,969	3,964

Total shares reserved	10,917	10,912

8.    Stock Options:

During 1998, the Company established the 1998 Stock Option Plan covering employees, consultants and directors of the Company. Under the terms of the 1998 Stock Option Plan, as amended, incentive and nonstatutory stock options may be granted for up to 5,412,000 shares of the Company’s authorized but unissued common stock. Options issued under the 1998 Stock Option Plan generally have a maximum term of 10 years and vest over schedules determined by the Board of Directors. Options issued under the 1998 Stock Option Plan to stockholders owning 10% of the total combined voting power of all classes of stock shall have a maximum term of five years from the date of grant.

Nonstatutory stock options may be granted to employees, consultants and directors at no less than 85% of the fair market value of the common stock as determined by the Board of Directors at the date of grant. Incentive stock options may be granted only to employees at the fair market value of the common stock at the date of the grant. Stock options granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company must be granted with exercise prices equal to at least 110% of the fair market value of the common stock on the day of grant.

2003 Stock Plan

Subject to the Company’s proposed initial public offering, the Company has adopted the 2003 Stock Plan. The 2003 Stock Plan was adopted by the board of directors in January 2002 and the stockholders in April 2002. The 2003 Stock Plan was amended by the board in January 2003.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The Company has reserved a total of 216,000 shares of common stock for issuance pursuant to the 2003 Stock Plan plus (a) any shares that have been reserved but not issued under the 1998 Stock Option Plan as of the effective date of this offering and (b) any shares returned to the 1998 Stock Option Plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested restricted shares issued under the 1998 Stock Option Plan. In addition, the 2003 Stock Plan provides for annual increases in the number of shares available for issuance under the 2003 Stock Plan on the first day of each fiscal year, beginning with the fiscal year 2004, equal to the lesser of (i) 5% of the Company’s outstanding shares of common stock on the first day of the applicable fiscal year, (ii) 1,082,000 shares or (iii) another amount as the Board of Directors may determine.

The administrator determines the exercise price of options granted under the 2003 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) and all incentive stock options, the exercise price must be at least equal to the fair market value of the Company’s common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. The terms of the 2003 Stock Plan allow the administrator to grant options at exercise prices that are below, equal to or above market.

2003 Employee Stock Purchase Plan

Subject to the Company’s proposed initial public offering, the Company intends to establish an Employee Stock Purchase Plan. The 2003 Employee Stock Purchase Plan was adopted by the board of directors in January 2002 and the stockholders in April 2002. The 2003 Employee Stock Purchase Plan was amended by our board in January 2003.

A total of 216,000 shares of common stock will be made available for sale under the 2003 Employee Stock Purchase Plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with the fiscal year 2004, equal to the lesser of (i) 1 1/2% of the outstanding shares of our common stock on the first day of the applicable fiscal year, (ii) 216,000 shares or (iii) another amount as the Board of Directors may determine.

The Company’s employees and employees of designated subsidiaries are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. The plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s base salary, bonuses and commissions, but excludes all other compensation. A participant may purchase a maximum of 5,000 shares during a six-month purchase period.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Summary of stock option activities (in thousands, except per share amounts):

	Shares Available for Grant	Option Activity	Option Activity Outside of the Plans	Total Outstanding Options	Weighted Average Exercise Price
December 31, 1999	1,184	2,865	16	2,881	$0.11
Authorized	1,082	—	—	—	—
Options Granted	(1,196)	1,196	54	1,250	$2.72
Options Exercised	—	(625)	—	(625)	$0.15
Options Cancelled	123	(123)	—	(123)	$2.73

December 31, 2000	1,193	3,313	70	3,383	$0.98
Authorized	—	—	—	—	—
Options Granted	(547)	547	32	579	$3.50
Options Exercised	—	(354)	(70)	(424)	$2.11
Options Cancelled	634	(634)	—	(634)	$1.80

December 31, 2001	1,280	2,872	32	2,904	$1.14
Authorized	—	—	—	—	—
Options Granted	(611)	611	—	611	$6.61
Options Exercised	—	(216)	—	(216)	$0.41
Options Cancelled	138	(138)	—	(138)	$4.23

December 31, 2002	807	3,129	32	3,161	$2.11
Authorized	—	—	—	—	—
Options Granted	(46)	46	—	46	$12.20
Options Exercised	—	(5)	—	(5)	$0.46
Options Cancelled	10	(10)	—	(10)	$4.87

March 31, 2003 (unaudited)	771	3,160	32	3,192	$2.24

The following table summarizes the stock options outstanding and exercisable as of December 31, 2002 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable as of December 31, 2002	Weighted Average Exercise Price
$0.09–0.11	1,581	6.26	$0.09	1,561	$0.09
0.46–0.51	327	6.88	0.48	280	0.48
3.70–7.39	1,161	8.37	4.72	475	4.02
9.24–9.70	92	9.65	9.59	3	9.40

$0.09–9.70	3,161	7.20	$2.11	2,319	$0.95

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The following table summarizes the stock options outstanding and exercisable as of March 31, 2003 (unaudited) (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable as of March 31, 2003	Weighted Average Exercise Price
$0.09–0.11	1,581	6.01	$0.09	1,579	$0.09
0.46–0.51	321	6.63	0.48	290	0.48
3.70–7.39	1,153	8.12	4.72	616	4.33
9.24–12.20	137	9.55	10.45	9	9.46

$0.09–12.20	3,192	6.99	$2.24	2,494	$1.21

The Company also granted options to consultants and other non-employees to purchase 160,000 and 2,000 shares of common stock during the years ended December 31, 2000 and 2001, respectively. No options were granted to consultants or non-employees in 2002 and 2003. Stock options granted to non-employees are accounted for based on the fair value of the stock options granted. The fair value of each option granted was initially estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2000	2001
Risk-free interest rate	6.75%–6.19%	5.43%–4.84%
Dividend yield	0%	0%
Volatility	95%	70–90%

The expected life used in the Black-Scholes model for grants to non-employees was the contractual term of the equity instrument, typically ten years for stock option grants. The unvested stock options are remeasured at each reporting period end until performance under the service arrangement is completed and the option is vested. Because the Black-Scholes option valuation model requires the input of subjective assumptions, the resulting compensation cost may not be representative of that to be expected in future periods. The compensation expense related to these options was $983,000, $130,000 and $157,000 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included in operating expenses in the accompanying statements of operations.

As of December 31, 2002, no unvested options to consultants and other non-employees were outstanding.

Deferred stock compensation

In connection with the grant of certain stock options to employees for the years ended December 31, 2000, 2001 and 2002, the Company recorded deferred stock compensation within stockholders’ equity of $3.6 million, $1.6 million and $2.3 million, respectively, representing the difference between the deemed fair market value of the common stock and the option exercise price of those options at the date of grant. Such amount is presented as a reduction of stockholders’ equity and will be amortized over the vesting period of the applicable options using an accelerated method of amortization under FASB Interpretation No 28. The Company recorded amortization of deferred stock compensation in the consolidated statement of operations of $1.9 million, $1.7 million, $2.3 million and $333,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

Stock options granted subsequent to December 31, 2002 (unaudited)

Subsequent to December 31, 2002, the Company made the following stock option grants:

•	In January 2003, the Company granted to employees options to purchase 46,000 shares of common stock at an exercise price of $12.20 per share. In connection with this option grant, deferred stock compensation of ($1,000) has been recorded based on a deemed fair market value of common stock of $12.79 per share.

•	In April 2003, the Company granted to employees options to purchase 30,000 shares of common stock at an exercise price of $12.20 per share. In connection with this option grant, no deferred stock compensation will be recorded based on a deemed fair market value of common stock of $12.20 per share.

Notes receivable from stockholders

In March 2001, the Company granted a senior executive an option to purchase 162,000 shares of common stock. This option was early exercised with a promissory note at the time of grant, and the Company recorded a note receivable and a reduction in stockholder’s equity. The note bears interest at 5.07% per annum and is due on the earlier of March 22, 2006 or the first anniversary of the termination of services. The note is secured by the underlying stock and is with full recourse. The Company records interest income as interest accrues on the promissory note. All interest is due upon maturity of the note. The shares issued are subject to a repurchase right at the option of the Company. The repurchase right lapses over a four-year period in accordance with the vesting terms of the original option. As of December 31, 2002 and March 31, 2003, 91,000 and 81,000 (unaudited) shares, respectively, were still subject to repurchase by the Company.

In June 2001, the Company granted to each of two directors of the Company options to purchase 27,000 shares of common stock. These options were early exercised with promissory notes in December 2001. The notes bear interest at 5.07% per annum and become payable in full upon the earlier of December 11, 2006 or the first anniversary of the termination of services with the Company. The notes are secured by the underlying stock and are full recourse. The Company records interest income as interest accrues on the promissory notes. The shares issued are subject to a repurchase right at the option of the Company. The repurchase right lapses in accordance with the vesting terms of the original options. As of December 31, 2002 and March 31, 2003, 17,000 and 15,000 (unaudited) shares, respectively, were still subject to repurchase by the Company.

9.    401(k) Plan:

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan provides for tax-deferred salary deductions and after-tax employee contributions. There have been no contributions made by the Company to date.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

10.    Income Taxes:

Deferred income taxes reflect the net tax effect of temporary timing differences between the carrying amount of assets and liabilities for financial reporting purposes, and the amount used for income tax purposes. Net deferred income tax assets consist of the following (in thousands):

	December 31,
	2001	2002
Deferred income tax assets:
Federal net operating loss carryforwards	$1,030	$—
State net operating loss carryforwards	276	276
Start-up costs capitalized for tax	80	43
Research and development credit	1,185	1,038
Depreciation and amortization	1,211	201
Other temporary differences	3,307	2,690
Other tax credits	1,025	3,010

	8,114	7,258
Valuation allowance	(7,365)	(1,690)

Total deferred income tax assets	749	5,568
Deferred income tax liability—property, plant and equipment	(749)	(111)

Net deferred tax asset	$—	$5,457

Federal and state net operating loss carryforwards at December 31, 2001 were $3.0 million and $3.1 million, respectively. As of December 31, 2002, there were no federal net operating loss carryforwards. State net operating loss carryforwards expire through 2013. As of December 31, 2002, the Company has federal and state research and development tax credit carryforwards of $726,000 and $312,000, respectively. The federal tax credit carryforwards expire on various dates through 2022, while the state tax credits carry forward indefinitely. The Company also has foreign tax credit carryforwards at December 31, 2002 of $3.0 million that expire through 2006. SFAS 109, “Accounting for Income Taxes” requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all positive and negative evidence needs to be considered, including the Company’s current and past performance, the market environment in which the Company operates, the utilization of past tax credits, length of carryback and carryforward periods and existing contracts that will result in future profits. The Internal Revenue Code contains provisions that may limit the net operating losses and tax credit carryforwards that may be utilized in any given year based on the occurrence of certain events, including a significant change in ownership interest.

Until the third quarter of 2002, the Company had determined that it was more likely than not that all of the deferred tax asset would not be realized. Accordingly, a full valuation allowance was recorded against the deferred tax asset. In the third quarter of 2002, management reviewed the available evidence that included estimates of net income in 2002, the expected full utilization of federal net operating loss carryforwards in 2002, the short-term nature of temporary timing differences and expectations of future performance from existing contracts. Based on management’s assessment of these positive factors, notwithstanding the losses in previous fiscal years, management determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based on this determination, approximately $5.7 million of valuation allowance brought forward from earlier years was reversed and recorded as a benefit for income taxes in the third quarter of 2002. The effect of this reduction in the valuation allowance, offset by the provision for income taxes for the year ended December 31, 2002, resulted in a net benefit for income taxes of $2.4 million for the year ended December 31, 2002.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

The provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income (loss) before taxes as follows:

	Year ended December 31,
	2000	2001	2002
Federal statutory rate	34.0%	34.0%	35.0%
State taxes, net of federal benefit	—	—	10.3
Foreign tax rates	(8.7)	(12.1)	50.0
Non-deductible expenses	(11.0)	(13.1)	26.6
Net operating losses not benefited	(23.0)	(20.9)	—
Change in beginning of year valuation allowance	—	—	(106.6)
Foreign tax credits	—	—	(48.7)
Research and experimentation credits	—	—	(10.4)
Other	—	—	(1.5)

Effective tax rate	(8.7)%	(12.1)%	(45.3)%

The significant components of income tax expense for 2000 are as follows (in thousands):

	Current	Deferred	Total
Federal	$—	$—	$—
State	1	—	1
Foreign	551	—	551

Total income tax expense	$552	$—	$552

The significant components of income tax expense for 2001 are as follows (in thousands):

	Current	Deferred	Total
Federal	$—	$—	$—
State	—	—	—
Foreign	924	—	924

Total income tax expense	$924	$—	$924

The significant components of income tax expense for 2002 are as follows (in thousands):

	Current	Deferred	Total
Federal	$386	$(4,527)	$(4,141)
State	1	(930)	(929)
Foreign	2,661	—	2,661

Total income tax expense	$3,048	$(5,457)	$(2,409)

For the period ended March 31, 2003, the company calculated its projected effective tax rate for the year ending December 31, 2003 to be 41% (unaudited). This rate differs from the statutory federal rate of 35% primarily due to state taxes, net of federal benefit and differences between federal and foreign tax rates.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

11.    Related-party Transactions:

The Company provided services to Fundwatch Global Financial Ltd. that amounted to approximately $40,000 and $33,000 in 2000 and 2001, respectively, and sold equipment to Fundwatch Global Financial for approximately $80,000 in 2001. Fundwatch Global Financial’s chief executive officer is the brother of the Company’s chief executive officer.

12.    Segment and Geographic Information:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer of the Company.

The Company has one operating segment: multimedia software. The Company sells its products primarily through OEMs and to end-users through the Company’s web sites. Sales of licenses to this software occur in three geographic locations, namely the Americas, Europe and Asia. International revenues are based on the country in which the end user is located. The following is a summary of financial information by sales channel and geographic region (in thousands):

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Revenues by Sales Channel:
OEMs	$14,198	$31,019	$38,798	$10,183	$11,149
Web sales and retail	1,228	2,744	6,696	984	2,224

Total	$15,426	$33,763	$45,494	$11,167	$13,373

Revenues by Geographic Region:
Americas:
United States	$6,907	$18,587	$22,693	$5,921	$7,850
Other Americas	52	11	—	—	—
Europe	2,388	3,823	3,194	608	982

Asia:
Japan	2,931	8,579	14,377	3,615	3,106
Other Asia	3,148	2,763	5,230	1,023	1,435

Total	$15,426	$33,763	$45,494	$11,167	$13,373

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

	As of December 31,		As of March 31,
	2001	2002	2003
(in thousands)			(unaudited)

Tangible long-lived assets:
Americas:
United States	$2,482	$1,470	$1,377
Other Americas	—	—	—
Europe	—	—	—
Asia:
Japan	104	120	141
Other Asia	225	331	341

Total	$2,811	$1,921	$1,859

13.    Acquisition of AVPD:

On June 7, 2000, the Company completed the acquisition of AVPD, a developer of audio and video software products. AVPD was founded in 1998 and released its first product, GAMUT98, in August 1998. Its second-generation product, GAMUT2000, was released in February 2000. This purchase is intended to result in the combination of GAMUT technological assets that will accelerate the Company’s development and introduction of next generation multimedia software products. The results of operations of AVPD are included in the consolidated statements of operations for the period from the date of acquisition.

The purchase cost of the acquisition was $3.2 million, including legal, valuation and accounting fees of $200,000, and was accounted for as a purchase. The Company paid $2.2 million in cash during 2000 and issued 25,000 shares of Series D redeemable preferred stock. In accordance with the purchase agreement, if the Company did not complete an initial public offering of its common stock by December 31, 2000, the seller had the right to sell the 25,000 shares of Series D convertible preferred stock back to the Company. Accordingly, in January 2001 and at the seller’s request, the Company repurchased the shares for $1,000,000. This return was treated as a redemption of shares in the accompanying consolidated balance sheet.

The purchase price was allocated as follows: $700,000 to in-process research and development, $1.3 million to goodwill, $150,000 to assembled work force and $1 million to developed technology. In performing this allocation, the Company considered, among other factors, AVPD’s technology research and development projects in process at the date of acquisition. With regard to the in-process research and development projects, the Company considered factors such as the overall objectives of the project, progress towards the objectives at the time of acquisition, the uniqueness of the development projects and contributions from existing technology and projects.

The income approach was the primary technique utilized in valuing the purchased in-process research and development. Each of the in-process research and development projects was identified and valued through detailed interviews and analysis of product development data provided by management concerning developmental projects, their respective stages of development, the time and resources needed to complete the projects, their expected income-generating ability and associated risks.

Revenue projections used to value the developed technology and in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

expected timing of new product introductions by AVPD. The discount rate selected for developed and in-process technology was 30% and 35%, respectively.

The analysis of the assembled work force primarily considered the replacement cost associated with recruiting and training a work force with comparable experience and qualifications.

All of the in-process technology projects acquired from AVPD were completed by the end of 2000 and incorporated into the Company’s WinRip product, which began shipping in February 2001.

Following is unaudited pro forma combined consolidated financial information, as though the acquisition had occurred at the beginning of each period (amounts in thousands, except per share data):

Year ended December 31,
2000
Net revenues	$15,575
Net loss	$(7,267)
Basic and diluted net loss per share	$(5.11)

The pro forma net losses include amortization of goodwill and purchased intangibles totaling approximately $208,000 for the year ended December 31, 2000. This unaudited pro forma combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized.

14.    Impairment of Promotional Agreement:

In March 2001, the Company entered into a promotional agreement with an online music provider for exclusive marketing and promotion space. In accordance with the agreement, the Company was required to pay $1.1 million over 12 months and provide a $600,000 standby letter of credit. During the period from March 2001 to August 2001, the Company recognized $550,000 for promotional costs under the agreement, which have been recorded in sales and marketing expense. Based on the results of the promotion, the Company determined that there was minimal future promotional benefit to be derived from this agreement, even though the payments had been made or were still due. The Company therefore recorded in the third quarter of 2001 the remaining $550,000 of promotional expense separately as an impairment of a promotional agreement. In March 2002, this promotion agreement was completed and the $600,000 standby letter of credit was released.

15.    Restructuring costs:

During the second quarter of 2001, the Company approved a restructuring plan to reduce its workforce and consolidate offices to align its cost structure with the Company’s projected revenue growth and economic and industry conditions at the time. A one-time charge of $850,000 related to this plan was recorded in operating expenses in the second quarter of 2001. This charge included $257,000 related to employee terminations and $593,000 related to office closures. In 2002, the Company entered into a sub-lease for certain office space that was vacated as part of the restructuring. The Company reduced its restructuring accrual in the third quarter of 2002 by $20,000, being the full amount expected to be received under the the sub-lease.

This restructuring eliminated approximately 25% of the Company’s worldwide employee workforce, including employees in research and development, sales and marketing and general and administrative.

INTERVIDEO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of and for the three months ended March 31, 2002 and 2003 is unaudited)

A roll forward of the accrued restructuring expenses from June 30, 2001 to December 31, 2001, 2002 and March 2003 is as follow (in thousands):

	Office Closures	Severance	Total
Accrued Restructuring as of June 30, 2001	$593	$257	$850
Payments in 2001	(288)	(255)	(543)

Balance as of December 31, 2001	305	2	307
Payments in 2002, net	(184)	(2)	(186)
Adjustment	(20)	—	(20)

Balance as of December 31, 2002	101	—	101
Payments for the three months of 2003, net (unaudited)	(39)	—	(39)

Balance as of March 31, 2003 (unaudited)	$62	$—	$62

16.    Subsequent Events:

Approval to file registration statement

In January 2002, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933 relating to an initial public offering of the Company’s common stock. In January 2003, the Board of Directors of the Company approved the withdrawal of such registration statement and the filing of another registration statement relating to an initial public offering.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Formosoft International Inc.:

We have audited the accompanying balance sheets of the Audio/Video Products Division of Formosoft International Inc. as of December 31, 1998 and 1999, and the related statements of operations and comprehensive loss and cash flows for the period from April 14, 1998 (date of incorporation), to December 31, 1998, and for the year ended December 31, 1999. These financial statements are the responsibility of the Formosoft International Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Audio/Video Products Division of Formosoft International Inc. as of December 31, 1998 and 1999, and the results of its operations and comprehensive loss and its cash flows for the period from April 14, 1998 (date of incorporation), to December 31, 1998, and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

TN SOONG & CO.

A Member Firm of Andersen Worldwide, SC

Taipei, Taiwan, the Republic of China,

March 19, 2001

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,		June 7, 2000
	1998	1999
			(unaudited)
ASSETS
Current Assets:
Accounts receivable	$24	$—	$20
Related-party receivable: Formosa	—	47	26
Inventory	15	4	3

Total current assets	39	51	49
Computer equipment, net	15	17	19
Other Assets: Deferred pension cost	3	—	—

Total assets	$57	$68	$68

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Notes and accounts payable	$7	$22	$10
Accrued expenses and other current liabilities	34	68	59

Total current liabilities	41	90	69
Accrued pension cost	3	6	10
Parent’s equity in division	174	464	600

Total liabilities	218	560	679

Shareholders’ Equity:
Foreign currency translation adjustments	(6)	(19)	(30)
Accumulated deficit	(155)	(473)	(581)

Total shareholders’ equity	(161)	(492)	(611)

Total liabilities and shareholders’ equity	$57	$68	$68

The accompanying notes are an integral part of these statements.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	For the period from April 14, 1998 to December 31, 1998	For the year ended December 31, 1999	For the period from January 1, 2000 to June 7, 2000
			(unaudited)
Sales	$27	$182	$149
Cost of sales	—	(13)	(1)

Gross profit	27	169	148

Operating Expenses:
Research and development	102	275	138
Selling, general, and administrative	114	211	116

Total operating expenses	216	486	254

Loss from operations	(189)	(317)	(106)

Non-operating Income (Loss):
Foreign currency exchange loss	—	(1)	(2)
Subsidy income	34	—	—

Total non-operating income (loss), net	34	(1)	(2)

Net loss	(155)	(318)	(108)
Other Comprehensive Loss: Foreign currency translation adjustments	(6)	(13)	(11)

Comprehensive loss	$(161)	$(331)	$(119)

The accompanying notes are an integral part of these statements.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	For the period from April 14, 1998 to December 31, 1998	For the year ended December 31, 1999	For the period from January 1, 2000 to June 7, 2000
			(unaudited)
Operating Activities:
Net loss	$(155)	$(318)	$(108)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	8	9
Accrued pension cost	—	6	4
Changes in Operating Assets and Liabilities:
Accounts receivable	(24)	24	(20)
Accounts receivable: related parties	—	(47)	21
Inventories	(15)	11	1
Notes and accounts payable	7	15	(12)
Accrued expenses and other current liabilities	34	34	(9)

Net cash used in operating activities	(150)	(267)	(114)

Investing and Financing Activities:
Working capital from owner	174	290	136
Acquisitions of computer equipment	(17)	(12)	(10)

Net cash provided by investing and financing activities	157	278	126

Effects of change in exchange rate on cash	$(7)	$(11)	$(12)

Net change in cash	$—	$—	$—

The accompanying notes are an integral part of these statements.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS

1.    General:

Business

On June 7, 2000, InterVideo, Inc. acquired the Audio/Video Products Division (AVPD) of Formosoft International Inc. (Formosoft) in Taiwan in exchange for a cash payment of $3.2 million. The acquisition consisted of AVPD’s business, including information equipment, intellectual property rights and products, and customers. AVPD’s business was integrated with the businesses of Formosoft; consequently, the financial statements have been derived from the financial statements and accounting records of Formosoft and reflect significant assumptions and allocations. Moreover, AVPD relied on Formosoft and its other businesses for administrative, management, research and other services. Accordingly, the financial statements do not necessarily reflect the financial position, results of operations and cash flows of AVPD had it been a stand-alone company.

AVPD is a developer of audio and video coding and decoding technologies. It develops and sells software that encodes, transcodes and decodes digital audio and video data on a real-time basis. AVPD was established at the same time when Formosoft was incorporated on April 14, 1998, and released its first software, GAMUT98, in August 1998, then its second-generation product, GAMUT2000, in February 2000.

2.    Basis of Presentation:

AVPD’s financial statements were “carved out” from the financial statements and accounting records of Formosoft using the historical results of operations and historical basis of assets and liabilities of AVPD’s business activities. Management believes that the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect what AVPD’s results of operations, financial position and cash flows would have been had AVPD been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various divisions comprising Formosoft, Formosoft’s net investment in AVPD is shown as “working capital from owner” in lieu of shareholders’ equity in the financial statements.

The financial statements include allocations of certain Formosoft expenses, assets and liabilities, including the items described below.

Costs of centralized general expenses

Centralized general expenses are allocated based on headcounts for the respective periods and are reflected in selling, general and administrative, and research and development expenses. The general corporate expense allocation is primarily for cash management, rent, utilities, accounting, insurance, public relations, advertising, human resources and data services. Management believes that the costs of these services charged to AVPD are a reasonable representation of the costs that would have been incurred if AVPD had performed these functions as a stand-alone company.

Basic research

Research and development expenses were allocated based on the number of individuals conducting the research and development for AVPD. Management believes that the costs of this research charged to AVPD are a reasonable representation of the costs that would have been incurred if AVPD had performed this research as a stand-alone company. AVPD is satisfying its basic research requirements using its own resources or through purchased services.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Sales and cost of sales

Sales and costs of sales are clearly identifiable as applicable to AVPD’s business.

Income tax

Income taxes are calculated as if AVPD was a stand-alone legal entity.

Pension costs

These costs are allocated based on AVPD’s active employee population for each of the years presented.

Cash and accounts receivable and payable

Formosoft uses a centralized approach to cash management. As a result, Formosoft’s cash, cash equivalents or short-term investments have not been allocated in AVPD’s financial statements. Receivables and payables in the financial statements are directly related to sales and purchases made by AVPD. No allowance for doubtful accounts was recorded in any period presented. Changes in investing and financing activities represent any funding required from Formosoft for working capital and acquisition or capital expenditure requirements.

3.    Accounting Policies:

Unaudited interim financial statements

The interim financial information contained herein for the period from January 1, 2000, to June 7, 2000, is unaudited but, in the opinion of management, reflects all adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented. All adjustments are of a normal, recurring nature. Results of operations for interim periods presented herein are not necessarily indicative of results of operations for the entire year.

Use of estimates

Formosoft maintains its accounting books and records in conformity with accounting principles generally accepted in the Republic of China (ROC). The accompanying financial statements of AVPD have been “carved out” from the financial statements and accounting records of Formosoft and were then prepared to reflect its financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject AVPD to a concentration of credit risk consist primarily of accounts receivable. To mitigate this risk, AVPD performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts receivable.

Fair value of financial instruments

AVPD’s financial instruments, including accounts receivable and notes and accounts payable, are carried at cost, which approximates fair value because of the short-term maturity of these instruments.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories consist solely of finished goods and are stated at the lower of weighted-average cost or market value. Market value represents net realizable value.

Computer equipment

Computer equipment is stated at cost less accumulated depreciation. The equipment is depreciated using the straight-line method based on estimated useful lives of over three years.

Asset impairment

Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” requires recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the future undiscounted cash flows attributable in use to these assets. Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment losses have been recorded in any period presented.

Revenue recognition

AVPD generates software revenues mainly from product licensing fees. Revenue from products licensed to original equipment manufacturers (OEMs) based on the number of sales by the OEMs is recorded when the OEMs ship the licensed products. Revenue from periodic software licenses, under which fees are paid on a recurring, periodic basis, is generally recognized ratably over the respective license periods. Revenue from packaged product sales to and through distributors and resellers is recorded when related products are shipped, provided that the license agreement has been signed, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable.

In December 1999, the United States Securities Exchange Commission (U.S. SEC) issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 provides additional guidance on revenue recognition, as well as criteria for when revenue is generally realized and earned. AVPD’s revenue recognition policies are fully compliant with SAB No. 101 for all periods presented.

Research and development

Research and development costs are expensed as incurred. In accordance with SFAS No. 86, AVPD has evaluated the establishment of technological feasibility of its various products during the development phase. Due to dynamic changes in the market, AVPD has concluded that it cannot determine, with any reasonable degree of accuracy, technological feasibility until the development phase of the project is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is generally very short, and consequently, the amount that could be capitalized pursuant to SFAS No. 86 is not material to AVPD’s financial position or results of operations. Therefore, AVPD charges all research and development expenses to operations in the period incurred.

Pension costs

Employees of AVPD are included in the Formosoft defined benefit pension plan. The plan covers all regular employees and provides benefits based on length of service and salary levels upon retirement. Pension costs, including services costs, interest costs, projected return on plan assets and amortization, are recorded on the basis

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

of actuarial calculations in accordance with SFAS No. 87, “Employers’ Accounting for Pension.” Under SFAS No. 87, Formosoft recognizes a minimum pension liability equivalent to the unfunded accumulated benefit obligation. AVPD has been allocated its share of this pension liability based upon its employee population.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense was $8,000 in 1998, $15,000 in 1999, and $160 (unaudited) for the period ended June 7, 2000.

Income tax

Formosoft is subject to income tax in the ROC. Therefore, the income tax of AVPD was calculated based on a separate tax return basis subject to income tax in the ROC. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance was provided for these deferred income tax assets because of the uncertainty surrounding the realizability of such amounts.

Subsidy income

AVPD received subsidy income from the Institute for Information Industry (III), a bureau of the ROC government, for qualified software development projects upon review and approval by III. The subsidy contract period was from July 1, 1998, to November 30, 1998. AVPD recognized subsidy income ratably over the term of the agreement. All related income was received in 1998.

Foreign currency translations

The functional currency of AVPD is the local currency, the New Taiwan dollar. Thus, foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses, resulting from the application of different foreign exchange rates when cash in a foreign currency is converted into New Taiwan dollars or when foreign currency receivables and payables are settled, are credited or charged to income in the year of conversion or settlement. At year-end, the balances of foreign currency assets and liabilities are restated based on prevailing exchange rates, and any resulting gains or losses are credited or charged to income.

The financial statements of AVPD are translated into U.S. dollars at the following exchange rates: (a) assets and liabilities—current rate and (b) income and expenses—weighted-average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive loss

AVPD adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources. To date, a foreign currency translation adjustment is the only income component required to be reported in other comprehensive loss for AVPD.

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Computer Equipment, Net (amounts in thousands of U.S. dollars):

	As of December 31,		As of June 7, 2000
	1998	1999
			(unaudited)
Computer equipment
Cost	$18	$28	$36
Accumulated depreciation	3	11	17

	$15	$17	$19

5.    Accrued Expenses and Other Current Liabilities (amounts in thousands of U.S. dollars):

	As of December 31,		As of June 7, 2000
	1998	1999
			(unaudited)
Salaries and bonus	$34	$65	$58
Others	—	3	1

	$34	$68	$59

6.    Retirement Plan:

Employees of AVPD are included in the Formosoft defined benefit pension plan. The plan covers substantially all of the employees in AVPD. Future retirement payments are based on the employee’s salary level upon retirement and length of service with Formosoft. At the end of each year, an actuarial calculation is prepared in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Based on this calculation, Formosoft transferred funds to the Central Trust of China, a government institution, equal to the projected benefit obligation. The plan was not funded at June 7, 2000. Accordingly, pension costs of $6,000 and $4,000 (unaudited) attributable to AVPD were recorded for the year ended 1999 and for the period ended June 7, 2000, respectively.

7.    Income Tax:

No provision for income taxes has been recorded for any period presented, as AVPD has incurred net operating losses for tax purposes.

Deferred tax assets and liabilities consist of the following (amounts in thousands of U.S. dollars):

	As of December 31,		As of June 7, 2000
	1998	1999
			(unaudited)
Net operating loss carryforwards	$31	$95	$116
Valuation allowance	(31)	(95)	(116)

	$—	$—	$—

AVPD provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors (a lack of a history

AUDIO/VIDEO PRODUCTS DIVISION OF FORMOSOFT INTERNATIONAL INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

of profits; the market in which AVPD competes is intensely competitive; the industry is characterized by rapidly changing technology), management believes that there is sufficient uncertainty regarding the realization of deferred tax assets that a full valuation allowance is appropriate.

These operating loss carryforwards are available to offset future taxable income and expire from 2003 to 2005 as if AVPD was a stand-alone legal entity.

8.    Related-party Transactions:

Sales made by AVPD to Formosa Industrial Computing, Inc. (Formosa), a shareholder and director of Formosoft, for the year ended December 31, 1999, and for the period ended June 7, 2000, amounted to $117,000 and $49,000 (unaudited), respectively. Since no other bundle contracts were signed by AVPD other than Formosa, market prices are not available for comparison.

9.    Segment Information:

AVPD is engaged in a single industry segment—the development and marketing of audio and video coding and decoding software products. AVPD’s revenues are all from ROC. Major customers that accounted for more than 10 percent of total revenues are as follows (amounts in thousands of U.S. dollars):

	Year ended December 31,				Period ended June 7, 2000
	1998		1999
	Amount	Percent	Amount	Percent	Amount	Percent
					(unaudited)
Customers:
Softchina	$22	81%	$22	12%	$20	13%
Formosa	—	—	117	64	49	33
Hsing-Tech	—	—	30	16	78	52

2,300,000 Shares

Common Stock

PROSPECTUS

SG COWEN

SOUNDVIEW TECHNOLOGY GROUP

                     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise defined, all capitalized terms contained in this Part II shall have the meanings ascribed to them in the prospectus which forms a part of this registration statement. InterVideo is sometimes referred to in this Part II as the “registrant.”

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fees	$2,782
NASD filing fee	3,939
Printing and engraving expenses	250,000
Legal fees and costs	450,000
Accounting fees and costs	550,000
Nasdaq National Market listing fees	100,000
Transfer agent and registrar fees and expenses	15,000
Road show expenses	250,000
Miscellaneous expenses	28,279

Total	$1,650,000

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article IX of the registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article IX of the registrant’s Amended and Restated Bylaws (Exhibit 3.4 hereto) provide for indemnification of the registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The registrant has entered into agreements with its directors and certain officers that require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as director for officers to the fullest extent not prohibited by law. The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant, its directors and officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities.

In February 1999, the registrant effected a two-for-one forward stock split of all outstanding common stock and preferred stock. In April 2002, the registrant declared, and in May 2002 effected, a 0.44-for-one reverse stock split of all outstanding shares of common stock. In May 2003, the registrant declared a 1.23-for-one forward stock split of all outstanding shares of common. All references to shares of common stock in this Registration Statement reflect these stock splits.

Since January 1, 2000, we have sold and issued the following unregistered securities:

(1)  From January 2000 to March 2003, we have granted stock options to purchase an aggregate of 2,400,753 shares of common stock at exercise prices ranging from $0.46 to $12.20 per share to employees, consultants and directors pursuant to our 1998 Plan. In addition, we have granted stock options to purchase an aggregate of 86,592 shares of common stock outside of the 1998 Plan. The options granted outside of the 1998 Plan were granted at exercise prices ranging from $0.09 to $0.46 per share to consultants and other service providers (including the registrant’s former legal counsel and financial advisors).

(2)  From April 2000 to June 2000, we sold an aggregate of 4,213,750 shares of Series D preferred stock, convertible into 2,280,482 shares of common stock, to 68 investors, 54 of which are non-U.S. persons, at a price of $4.00 per share for an aggregate purchase price of $16,855,000. All shares of the preferred stock are convertible into shares of common stock at the rate of 0.54 share of common stock for each share of preferred stock outstanding.

(3)  In April 2002, we issued shares of Series D Preferred Stock, convertible into 351,780 shares of common stock, to Dell Products, L.P., pursuant to a settlement and release agreement between the registrant and Dell Products, L.P.

Of the securities described in paragraph (1) above, 54,120 shares were exempt from registration under Section 4(2) of the Securities Act and 2,433,225 shares were exempt by virtue of Rule 701 of the Securities Act. The sale and issuance of securities described in paragraphs (2) and (3) above were sold to accredited or sophisticated persons and were exempt from registration under the Securities Act by virtue of Section 4(2), Regulation D and Regulation S of the Securities Act.

Item 16.    Exhibits and Financial Statements Schedules.

(a)  Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.

3.3**	Bylaws, as currently in effect.

3.4**	Amended and Restated Bylaws, to be effective upon consummation of this offering.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati.

10.1**	Registrant’s 1998 Stock Option Plan and form of option agreement.

10.2*	Registrant’s 2003 Stock Plan and form of option agreement.

10.3**	Registrant’s 2003 Employee Stock Purchase Plan and form of subscription agreement.

10.4**	Form of Directors and Officers’ Indemnification Agreement with Steve Ro, Randall Bambrough, Honda Shing, Chinn Chin, Raul Diaz, Mike Ling, George Haber, Joe Liu and Henry Shaw.

10.5**	Investor Rights Agreement dated July 2, 1999, as amended, by and among the registrant and the parties who are signatories thereto.

10.6†**	Digital Audio System License Agreement between the Registrant and Dolby Laboratories Licensing Corporation dated March 4, 1999.

10.7†**	CSS License Agreement between the registrant and DVD Copy Control Association dated December 22, 2000.

10.8**	Lease Agreement between the registrant and ProLogis Limited Partnership-1 dated December 7, 2000.
10.9**	Employment offer letter with Randall Bambrough.

10.10**	Form of Nonstatutory Stock Option Agreement for grants to Joe Liu and George Haber.

10.11**	Nonstatutory Stock Option Agreement for Henry Shaw.

Exhibit Number	Description
10.12**	Form of Promissory Notes issued by George Haber, Joe Liu and Randall Bambrough.

10.13**	Common Stock Purchase Agreement with Honda Shing dated May 15, 1998.

10.14†**	Software License Agreement between the registrant and Dell Products, L.P. dated August 4, 1999, as amended.

10.15**	Settlement Agreement and Release between the registrant and Dell Products, L.P. dated April 26, 2002.

10.16*	Form of Change of Control Agreement with Steve Ro, Chinn Chin and Raul Diaz.

10.17†	Software License Agreement between the registrant and Hewlett-Packard Company, dated February 25, 2000, as amended.

21.1**	Subsidiaries of the registrant.

23.1	Consent of Independent Auditors.

23.2	Consent of TN Soong & Co.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested for a portion of this agreement.

(b)  Financial Statement Schedules

Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on June 3, 2003.

INTERVIDEO, INC.

By:	/s/ RANDALL BAMBROUGH
Randall Bambrough Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 3, 2003 in the capacities indicated.

Signature	Title

* Steve Ro	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ RANDALL BAMBROUGH Randall Bambrough	Chief Financial Officer (Principal Financial and Accounting Officer)

* Henry Shaw	Director

* George Haber	Director

* Joseph Liu	Director

*By:	/s/ RANDALL BAMBROUGH
Randall Bambrough Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.

3.3**	Bylaws, as currently in effect.

3.4**	Amended and Restated Bylaws, to be effective upon consummation of this offering.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati.

10.1**	Registrant’s 1998 Stock Option Plan and form of option agreement.

10.2*	Registrant’s 2003 Stock Plan and form of option agreement.

10.3**	Registrant’s 2003 Employee Stock Purchase Plan and form of subscription agreement.

10.4**	Form of Directors and Officers’ Indemnification Agreement with Steve Ro, Randall Bambrough, Honda Shing, Chinn Chin, Raul Diaz, Mike Ling, George Haber, Joe Liu and Henry Shaw.

10.5**	Investor Rights Agreement dated July 2, 1999, as amended, by and among the registrant and the parties who are signatories thereto.

10.6†**	Digital Audio System License Agreement between the Registrant and Dolby Laboratories Licensing Corporation dated March 4, 1999.

10.7†**	CSS License Agreement between the registrant and DVD Copy Control Association dated December 22, 2000.

10.8**	Lease Agreement between the registrant and ProLogis Limited Partnership-1 dated December 7, 2000.

10.9**	Employment offer letter with Randall Bambrough.

10.10**	Form of Nonstatutory Stock Option Agreement for grants to Joe Liu and George Haber.

10.11**	Nonstatutory Stock Option Agreement for Henry Shaw.

10.12**	Form of Promissory Notes issued by George Haber, Joe Liu and Randall Bambrough.

10.13**	Common Stock Purchase Agreement with Honda Shing dated May 15, 1998.

10.14†**	Software License Agreement between the registrant and Dell Products, L.P. dated August 4, 1999, as amended.

10.15**	Settlement Agreement and Release between the registrant and Dell Products, L.P. dated April 26, 2002.

10.16*	Form of Change of Control Agreement with Steve Ro, Chinn Chin and Raul Diaz.

10.17†	Software License Agreement between the registrant and Hewlett-Packard Company, dated February 25, 2000, as amended.

21.1**	Subsidiaries of the registrant.

23.1	Consent of Independent Auditors.

23.2	Consent of TN Soong & Co.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested for a portion of this agreement.